UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of

UBS AG Sustainability Statement 2024 and

related disclosures prepared pursuant to the
EU Taxonomy Regulation, which appears immediately following this page.

Annual Report 2024 |
Sustainability Statement

Sustainability Statement
Management report
The following disclosures are

required for UBS AG

by the German law

implementing EU directive 2014/95

(CSR Richtlinie-
Umsetzungsgesetz /

CSR-RUG) (nichtfinanzieller

Konzernbericht) (the

EU Non-Financial

Reporting Directive)

and the

EU
Taxonomy Regulation.

This Sustainability Statement has been prepared with reference to the Global Reporting Initiative (GRI) and in accordance
with our Basis of preparation.
›
Refer to the Basis of preparation document, available at ubs.com/sustainability-reporting , for more information on the metrics definitions, approaches and scope

›
Refer to the GRI Content index, available at ubs.com/sustainability-reporting , for more information on the metrics with references to GRI standards
2
Independent assurance report on selected sustainability
metrics and disclosures
11
General information
11
Our business model
13
Our stakeholder engagement
16
Governance
16
Our sustainability governance
20
Business conduct and corporate culture
25
Strategy
25
Our sustainability and impact strategy
27
Environmental information
27
Our climate transition plan
29
Supporting our clients’ low-carbon transition
40
Reducing our own climate impact
47
Managing the climate impact of our supply chain
48
Supporting our climate approach: key enabling actions
50
Social information
50
People and culture make the difference
54
Respecting human rights
54
Cyber and information security
55
Managing sustainability and climate risks
55
Sustainability and climate risk management framework
57
Risk identification and measurement
62
Monitoring and risk appetite setting
64
Risk management and control
65
Risk reporting and disclosure
66
Our investment management approach to sustainability
and climate risks
68
Other supplemental information
68
Additional UBS Europe SE considerations for sustainability
and climate risk management
79
Climate-related risk methodologies and scenarios
82
Information on non-financial disclosures
84
Key terms and definitions
85
Information on UBS AG standalone and UBS Europe SE
consolidated pursuant to Art. 8 of the EU Taxonomy
Regulation
90
UBS AG standalone
91
Assets for the calculation of the GAR
99
GAR sector information
101
GAR KPI stock
109
GAR KPI flow
113
KPI off-balance sheet exposures and flow
115
Nuclear and fossil gas related activities
130
UBS Europe SE consolidated
131
Assets for the calculation of the GAR
139
GAR sector information
141
GAR KPI stock
149
GAR KPI flow
153
KPI off-balance sheet exposures and flow
155
Nuclear and fossil gas related activities

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement

Annual Report 2024 |
Sustainability Statement | General information

General information
Our business model
UBS – who we are
UBS is the largest truly global wealth

manager and the leading bank in Switzerland.

These key pillars of our strategy are
enhanced by focused and competitive

investment bank and asset management

capabilities.

Staying close to our clients,
whether

they

are

individuals,

institutions

or

businesses,

and

providing

financial

advice

and

solutions

to

help

them

to
achieve their goals is of

the upmost importance to

us.

We have a capital-generative

and well-diversified business

model
with strong competitive positions

in our target markets.

Our business model, our

strong and risk-aware culture

and our
superior client service, as

well as our respected brand

with over 160 years

of history and our

capital prudence, have made
it possible to consistently

and sustainably both

grow profits and

deliver a high return

on equity over the

long term. The
acquisition of the Credit Suisse Group has further accelerated our growth strategy by providing our client franchises with
additional scale,

complementary capabilities

and talent

in line

with our

ambition to

position UBS

for sustainable,

high-
quality returns and long-term growth.

We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is to generate value for

our shareholders and clients by driving sustainable

long-term structural growth and
attractive

capital

returns.

To

accomplish

this,

we

are

building

on

our

scale,

content

and

solutions,

while

remaining
disciplined on capital, risk and costs.

Maintaining a balance sheet

for all seasons remains the foundation

of our success.
This gives us the capacity

to invest strategically and

will enable us to deliver

against our financial targets

and ambitions,
which are outlined in the “Targets, capital guidance and

ambitions” section of this report.
Our growth

plans are

rooted in

an attractive

business mix

that is

also a

source of

our competitive

strength. Our

asset-
gathering

businesses

are

characterized

by

being

structurally

attractive

from

a

capital

consumption

perspective

and
generate more than half of

our revenues
1
, while representing around

40% of our risk-weighted

assets (RWA)
1
. Roughly
another third of our

RWA
1

are in Personal &

Corporate Banking in Switzerland,

our home market and

an attractive, stable
and well-diversified

economy,

with low

historic credit

losses. Furthermore,

we operate

a capital-light

Investment Bank,
which is limited to 25% of Group RWA.
1
Moreover, our aim is to maximize our impact and that of

our clients to create long-term sustainable value. We also

have
a responsibility

toward the

communities we

serve and

our employees. We

have outlined

selected environmental,

social
and governance (ESG) aspirations, which we expect to

support our financial targets and ambitions.
We have a global, diversified business model
Our invested

assets of

more

than USD 6trn

are regionally

diversified across

the globe.

We give

our clients

access

to a
broad,

relevant

and

customizable

range

of

solutions,

which,

together

with

our

thought

leadership

and

capabilities,
position us well to

become their partner of choice.

Our strategic ambitions reflect the

long-term outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
Half of our wealth management clients’ invested

assets are in the Americas, where we

are among the top players in the
world’s largest

wealth

pool, with

solid wealth

generation

prospects.

The Investment

Bank has

invested

in growing

its
Global Banking,

Global Markets

and Research

capabilities

in the

region, and

it is

focused on

cross-regional

and cross-
divisional collaboration to drive growth.
In Asia

Pacific, which is

the fastest-growing wealth

market, we are

by far

the largest

wealth manager,
2

and we

are building
on that scale to drive growth.

We are further developing

our businesses in the region

to deliver our leading capabilities,
leveraging our expanded and diversified footprint, strengths in cross-divisional collaboration and global connectivity.

In EMEA we are focused on improving profitability and driving focused growth by optimizing our domestic footprint and providing a comprehensive offering for entrepreneurs.
Finally, in Switzerland we have a highly

integrated business and aim to reinforce our position

as the leading bank. We are
driving our digital transformation, enhancing the client experience and improving efficiency, while focusing on capturing selected

growth

opportunities.

We

are

also

delivering

on

our

commitments

to

our

home

market,

as

we

continue

to
provide around CHF 350bn of credit to Swiss companies

and the economy.

Annual Report 2024 |
Sustainability Statement | General information

We collaborate as one UBS to deliver integrated coverage

for clients

We strive

to serve

our clients

as one

firm, with

collaboration

across our

business divisions

being a

cornerstone

of our
strategy

and

a

key

differentiator,

as

we

deliver

the

best

of

UBS.

For

example,

our

asset-gathering

franchises

work

in
synergy

to

offer

clients

a

comprehensive

product

suite

paired

with

exclusive,

premium

personalized

services.

The
Investment Bank complements these by delivering

insights, execution capabilities and risk management expertise to both
our

wealth

and

Swiss

corporate

clients.

We

regularly

enhance

this

integrated

approach

to

support

our

growth,

as
demonstrated by

recent initiatives,

such as the

establishing of

the division-agnostic

Unified Global

Alternatives and

the
creation of Global Wealth Management Solutions.
Supporting sustainability

We help our clients achieve

their sustainability and impact

objectives while navigating the

evolving macroeconomic and
complex regulatory

landscape. To

help us realize

this ambition,

our sustainability

and impact

strategy is

based on

three
strategic

pillars:

(i) Protect

–

manage

our

business

in

alignment

with

our

sustainable,

long-term

Group

strategy

and
evolving standards;

(ii) Grow –

embed an

innovative sustainability

and impact

offering across

all our

business divisions;
and (iii)

Attract

–

be the

bank of

choice for

clients and

employees.

We

support

our

clients in

the

transition

to

a

low-
carbon

world

and

consider

climate

change

risks

and

opportunities

across

our

bank

for

the

benefit

of

our

clients,
shareholders and all our stakeholders.

We are investing in our technology to drive business

outcomes

We have a proven technology strategy in place

to focus on delivery and experience for

our clients and employees, while
we are preparing for the future.

We are constantly modernizing our technology to support

an already strong foundation;
we

have

a

robust

infrastructure,

70%

of

which

is

in

the

public

and

private

Cloud,

that

maintained

over

99.999%
availability over the last year and maintains high security

standards.

This

foundation

facilitates

our

integration

and

enables

us

to

embrace

and

implement

innovation,

such

as

generative
artificial intelligence (AI), to bring technology products and solutions to the next level.

We are

evolving into

an AI-driven

institution, using

generative

AI to

drive growth,

improve client

service, and

increase
productivity.

In the

fourth

quarter

of 2024,

we

announced

the

deployment

of 50,000

Microsoft

Copilot

licenses,

the
largest in the global financial services industry at

the time. This initiative is

already showing increased usage of generative
AI tools, with

1.75 million prompts

across all tools

in 2024,

and it is

expected to

substantially expand

in 2025.

We will
continue delivering AI initiatives across our businesses, including re-inventing how we do software engineering.
We

invest in

partnerships

with

leading

academic

institutions

worldwide

and

other

key

players

to develop

ideas,

drive
outcomes across the firm and foster pioneering AI research.

We

are

committed

to

driving

innovation

and

excellence,

ensuring

that

our

technology

advancements

meet

the
expectations of our clients, employees, and stakeholders.
Our efforts

are supported

by our

governance and

controls that

are designed

to safeguard

the interests

of our

clients,
employees and other stakeholders.
›
Refer to the “Risk management and control” section of this

report for more information

1
Excluding Non-core and Legacy.
2
Asian Private Banker, 23 January

2024.

Annual Report 2024 |
Sustainability Statement | General information

Our stakeholder engagement
We engage with UBS’s stakeholders,

such as clients, employees, investors, policymakers, legislators and regulators, along
with representatives of the business community, society and non-governmental organizations (NGOs), on a regular basis
and on a

wide range

of topics.

This engagement

helps us to

better understand

stakeholder expectations

and concerns
and to manage

pertinent issues

and challenges.

In recent

years, the exchange

of views

and ideas with

stakeholders on
sustainability-related

issues

has

grown

in

importance.

Such

interactions

are

undertaken

through

various

dedicated
channels.
Employees
Our employees

want to

be heard

and to

be involved

in shaping

their daily

experience. As

such, we

offer opportunities
throughout

the

year

for

employees

to

connect

with

management

and

provide

feedback

on

topics

such

as

strategic
alignment, employee

engagement,

well-being, our

work environment

and line

manager effectiveness.

As an

example,
initiatives such

as our regular

Ask the

CEO event,

give employees

the chance

to learn

about (and

ask questions

about)
topics such as strategy.
Our multi-faceted

employee

listening

strategy

is adaptable,

captures

feedback

in

a

timely way

and

drives

meaningful
improvements to the employee experience. We conduct employee life cycle surveys,

short “pulse” surveys to understand
what is top

of employees’ minds and

in-depth analyses, such as

virtual focus group sessions.

In 2024, those

conversations
allowed participants from every business division and function to share their perspectives and insights on the integration and provided employee sentiment data points to track progress. Group-wide surveys measure cultural indicators, such as line manager effectiveness and employee experience.

Clients
Our clients’ needs and their preferred communication

channels continually evolve. Our objective is

to engage with clients
in

the

ways

most

convenient

for

them.

We

use

a

variety

of

channels,

in

particular

digital

channels

and

regular

client
relationship and service meetings, as

well as various corporate roadshows and

dedicated events, with a mix

of hybrid and
in-person events.
Global Wealth

Management

interacted

with its

clients through

a

broad range

of forums

and channels

in 2024,

from
personalized private briefings with

subject matter experts to

segment-specific virtual and in-person

events and large-scale
initiatives.

Through

marketing

and

media

campaigns,

events,

advertising,

publications

and

digital-only

solutions,

we
helped

drive

greater

awareness

of

UBS

among

prospective

clients

and

reinforced

trust-based

relationships

between
advisors

and clients.

We

proactively

engaged

with

clients

to reassure

them

about

the

acquisition

of the

Credit

Suisse
Group and highlighted the benefits

of the combined organization for

them. This was done through

individual meetings
and calls and by

opening up certain flagship events

and conferences to clients of the

combined firm. Our global footprint
means that we were

well positioned to

take advantage of the

opportunities in every region.

We have continued to

deliver
capabilities to clients,

for example

through digitally enabled

e-banking and sales

tools, while also

setting up new

units,
such

as

Global

Wealth

Management

Solutions,

Unified

Global

Banking

and

Unified

Global

Alternatives,

adding

even
greater connectivity

across all

our businesses.

We have

also continued

to roll

out artificial

intelligence (AI)

to positively
impact

our

business

and

serve

our

clients

better.

We

expect

generative

AI

will

continue

to

help

us

generate

more
personalized

advice

and

solutions

more

quickly

and

in

a

sustainable

and

responsible

way,

ensuring

a

more

efficient
experience for our clients around the globe.
Personal

&

Corporate

Banking holds

regular

client

events

(leveraging

a

number

of

formats,

such

as webcasts

and

in-
person, virtual or hybrid events), covering a wide range

of topics. In 2024, we further enhanced our digital engagement strategies to

reach more

clients and

strengthen relationships

with existing

ones. We

utilize various

channels, including
social media, online displays, search engines and helplines,

as well as our branch network.
In Asset Management, we continue to host

our global program of client events

and engagement activities. These include
our annual
The Red

Thread

market outlook

roadshow, which

we host

in key

locations across

the world,

as well

as our
flagship UBS Reserve Management Seminar
, which marked its 30th year of

operation in 2024. The event brings together
institutional investors

to debate

relevant topics and

share best practices,

and the accompanying

survey provides

one of
the most authoritative depictions of central banks’

investment views. Alongside this, our teams

continued the high level
of interaction

with clients

globally, supported

by digital

tools and

our publication

of macro

and thematic

insights. We
also hosted a broad range of hybrid events, including our investment series, to help our clients better understand market
challenges and opportunities, and we continued to engage

with clients through our social media and online channels.

Annual Report 2024 |
Sustainability Statement | General information

The Investment

Bank hosted

more than

240 conferences

and educational

seminars

globally in

2024, providing

clients
with access

to corporations,

experts, research

and capital

introductions. The

events covered

a diverse

range of

topics,
including

macroeconomic,

geopolitical

and

sector-

and

region-specific

themes,

in

addition

to

regulatory,

product

and
market trends. More than 50,000 clients

took part in such events over

the year. We leverage our

intellectual capital and
relationships and use

our execution capabilities,

differentiated research content, bespoke

solutions, client franchise

model
and global platform to expand coverage

across a broad set of clients.
UBS Live Desk ,

built within the
UBS Neo

platform,
provides

clients

with

a

stream

of

fast-paced

commentary

from

UBS

traders.

The
UBS Analytical

Research

Community
(UBS-ARC)
is a

proprietary,

interconnected

research

network

of industry

leaders, subject

matter

specialists, executives,
academics and analysts in the Americas region.

Client feedback and surveys
We

engage

with

our

clients

on

a

regular

basis

and

on

a

wide

range

of

topics.

This

engagement

helps

us

to

better
understand

clients’

expectations

and

concerns,

including

those

pertaining

to

sustainability,

and

to

manage

pertinent
issues

and

challenges.

Feedback

received

from

clients

relevant

to

our

policies

is

considered

in

the

regular

reviews

of
policies

and

incorporated

where

applicable.

Our

client

insight

and

feedback

teams

are

responsible

for

gathering

and
processing all demands and issues raised through

our central channel, available online.
Investors
We have regular interactions

with institutional investors, financial analysts and

other market participants, such as

credit-
rating agencies, including on sustainability topics. These interactions take place through the UBS Investor

Relations team,
with subject

matter experts

engaged as

required, and

help us

to learn

about investors’

concerns and

address them

as
effectively

as possible.

The

annual general

meeting

is also

an

open forum

for

shareholders

to voice

their

concerns

or
inquiries that may then feed into our approach on material topics.

Governments and regulators
Financial

market

stability

is

largely

dependent

on

the

overall

economic,

regulatory

and

political

environment

and

the
conduct of firms within the sector. We actively

participate in political and regulatory discussions to share our expertise on proposed regulatory and

supervisory changes. Our

lobbying priorities

and engagements –

both direct

and indirect through
our

trade

associations

–

are

a

reflection

of

our

strategy

and

priorities.

In

Switzerland,

they

must

be

aligned

with

the
general political engagement approach defined by the

Political Board Swiss Chapter. In the US,

our lobbying priorities are
presented to and approved by the Region Americas’ top

management group at the beginning of each year.
Regarding

the

stability

of

the

financial

system,

UBS

advocates

for

an

internationally

aligned

regulatory

framework,
including capital

and liquidity

rules, anti-money

laundering and

digital regulation.

Moreover, in

the wake

of the

Credit
Suisse rescue,

we advocate

for targeted

and balanced

amendments to

the too-big-to-fail

(TBTF) framework

to address
the lessons learned from the

recent crisis. We also actively

engage in discussions relating

to corporate responsibility and
sustainability.

Sustainability

and

sustainable

finance

continue

to

remain

key

focus

topics

in

our

interactions

with

our
financial regulators and supervisors. These

are subject to ongoing oversight

and control by the second and

third lines of
defense.
In recognition of the vital function of Switzerland’s political parties, UBS provided a total of CHF 1.2m
1

to political parties
in

both

2023

and

2024

as

a

contribution

toward

their

operational

costs.

These

financial

contributions

are

direct

and
calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss
parties are eligible to apply for a financial

contribution if they commit to free competition,

the market economy and the
Swiss

financial

center.

They

should

also

have

a

national

focus

and

either

form

a

parliamentary

group

in

the

federal
parliament or be represented in at least one cantonal government.

1
Beyond the above there were no additional contributions,

including in-kind.

Annual Report 2024 |
Sustainability Statement | General information

Society

We regularly

interact with

various stakeholders

across broader

society. This

supports our

efforts to

consider views

and
insights from

a range

of backgrounds

and further

enhances the

experience

UBS provides

both inside

and outside

the
firm. This includes UBS’s ambition to maximize its impact in local communities in which it operates by providing financial
and human

support through

strategic grant

making and

employee volunteering.

Our partnerships

in academia

further
contribute to our efforts to engage with thought leaders

in universities and other academic institutions.

We

also

engage

with

NGOs

and

appreciate

their

input

and

insight,

as

they

help

us

consider

our

approach

to,

and
understanding

of,

societal

issues

and

concerns.

NGOs

have

long

established

themselves

as

critical

watchdogs

of
companies, both scrutinizing and challenging how we address

a broad range of environmental, social and human

rights
concerns. In 2024, discussions with NGOs remained particularly focused on climate change, including the transition to a
low-carbon economy. Other topics discussed included sustainable finance, human rights and nature.
Meanwhile,

our

media

teams

maintain

direct

and

long-term

relationships

with

media

representatives

across

all

our
business regions and provide them with timely information on a wide range of global, regional and local topics. We also
actively engage in

dialogue with analysts

at ESG rating

and research

agencies,

which helps us

to evaluate our

sustainability
performance and

activities and

provides a

useful means

for benchmarking.

In 2024,

we provided

detailed information
about our sustainability

performance to

a range

of agencies, either

in response to

questionnaires or

via calls

(with ESG
analysts) and our Sustainability Report regularly serves as

a key source of information for these agencies.

Annual Report 2024 |
Sustainability Statement | Governance

Governance
Our sustainability governance

The role of our supervisory bodies – the Board of Directors

of UBS Group
The

Board

of

Directors

of

the

UBS

Group

(the

BoD)

has

ultimate

responsibility

for

the

success

of

the

Group

and

for
delivering sustainable

shareholder value within

a framework

of prudent and

effective controls.

The BoD decides

on the
Group’s strategy and the

necessary financial and human

resources, on the recommendation of

the Group Chief Executive
Officer (the

Group CEO),

and also

sets the

Group’s values

and standards

to ensure

its obligations

to shareholders

and
other

stakeholders

are

met.

The

BoD

oversees

the

overall

direction,

supervision

and

control

of

the

Group

and

its
management.

It

also

supervises

compliance

with

applicable

laws,

rules

and

regulations.

The

Chairman

of

the

BoD,
together

with the

Group CEO,

takes

responsibility for

UBS’s reputation

and is

closely

involved in,

and responsible

for,
ensuring

effective

communication

with

shareholders

and

stakeholders,

including

government

officials,

regulators

and
public organizations.

As of 31

December 2024, the

UBS Group BoD

consisted of 12

non-executive members

and the Group

Executive Board
(the GEB) consisted of 15 executive members (2023: 12 and

16 respectively).

All non-executive members are also elected
as members of

the UBS

AG BoD.

Except for the

President of UBS

Switzerland AG, all

GEB members are

executive members
of UBS AG.

As of 31

December 2024, the

UBS AG BoD

consisted of

12 non-executive

members and the

Executive Board consisted
of 14 executive members. The number of members is unchanged

from 2023.

26.7% (2023: 37.5%) of members of the UBS Group GEB

and 41.7% (2023: 33.3%) of members of the BoD were
women, while for UBS AG women made up 21.4% of members

of the Executive Board and 41.7% of members of the
BoD.
The BoD’s role on ESG topics

Five committees support the BoD in fulfilling its duty through the respective responsibilities and authority given to them.
All BoD committees

have specific responsibilities

pertaining to ESG

(environmental, social

and governance) matters.

For
example, the

Risk Committee

supervises the

integration of

ESG in

risk management,

the Governance

and Nominating
Committee

supports the

BoD in

establishing

best practices

in corporate

governance, the

Compensation Committee

is
responsible for

financial and

non-financial compensation

topics, and

the Audit

Committee has

oversight of the

control
framework underpinning ESG metrics.
›
Refer to the “Corporate Governance” section

of this report for more information about BoD committees
The BoD’s Corporate Culture

and Responsibility Committee

(the CCRC) is the

supervisory body primarily responsible

for
corporate culture and

sustainability. It is

chaired by

the Chairman of

the UBS

Group, with four

BoD members

as committee
members.

Permanent

guests

include

the

Group

CEO,

the

Group

Chief

Risk

Officer

(the

GCRO),

the

GEB

Lead

for
Sustainability

and

Impact

(S&I), the

Chief Sustainability

Officer

(the

CSO) and

the

Group

General

Counsel.

The

CCRC
oversees

our

Group-wide

sustainability

and

impact

strategy

and

key

activities

across

environmental

and

social

topics.
These include climate, nature and

human rights. Annually, it considers and

approves the firm’s sustainability and

impact
objectives.

As part

of this

process,

it also

considers

the

impact and

financial

materiality

of climate-

and sustainability-
related risks and opportunities on UBS.

The CCRC’s

function is

forward-looking in that

it monitors

and reviews

societal trends and

transformational developments
and assesses their potential relevance for the Group. In

undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the

societal performance of UBS

and the development

of its corporate

culture. UBS has

various
mechanisms (including complaint

and feedback procedures)

in place to ensure

that such concerns and

expectations are
received, managed and, where necessary,

brought to the attention of

the GEB and the BoD.

The CCRC is also

responsible
for conducting the annual review

process for the Code of

Conduct and Ethics (the Code) and

for proposing amendments
to the BoD. This process includes a prior review of the Code by the GEB and is led by the Group CEO.

The role of our supervisory and administrative bodies
The GEB develops the Group

strategy and is responsible

for managing our assets and

liabilities in line with that

strategy
and our regulatory commitments, and in the interests

of our stakeholders. As determined by the

BoD’s Risk Committee,
the GEB manages

the risk profile of

the Group as

a whole and has

overall responsibility for establishing

and implementing
risk management and

control. For the

management of risks,

UBS maintains a

risk governance framework. This

framework
also governs ESG risks.

Annual Report 2024 |
Sustainability Statement | Governance

Our risk governance

framework operates

along three

lines of defense.

Our first line

of defense, business

management,
owns its

risks and

is accountable

for maintaining

effective

processes and

systems to

manage them

in compliance

with
applicable

laws,

rules

and

regulations,

as

well

as

internal

standards,

including

identifying

control

weaknesses

and
inadequate processes.
Our

second

line

of

defense,

control

functions,

is

separate

from

the

business.

Control

functions

provide

independent
oversight, challenge financial and non-financial risks arising from the firm’s business activities and establish independent frameworks for

risk assessment,

measurement, aggregation,

control and

reporting, protecting

against non-compliance
with applicable laws, rules and regulations.
Our third line of defense,

Group Internal Audit (GIA),

reports to the Chairman

of the BoD and to

the Audit Committee.
This

function

assesses

the

design

and

operating

effectiveness

and

sustainability

of

processes

to

define

risk

appetite,
governance, risk management, internal controls,

remediation activities and processes to

comply with legal and

regulatory
requirements and internal governance standards.

›
Refer to the “Non-financial risk framework” in the

“Risk management and control” section of this report for

information about
our approach to managing non-financial risks
Ensuring (availability of) appropriate skills and expertise

The

BoD

and

the

GEB

are

well

diversified

and

composed

of

members

with

a

broad

spectrum

of

skills,

educational
backgrounds, experience

and expertise from

a range of sectors that

reflect the nature

and scope of the

firm’s business.
The Governance

and Nominating

Committee

maintains

a competencies

and experience

matrix to

identify gaps

in the
competencies

and

experiences

considered

most

relevant

to

the

BoD,

taking

into

consideration

the

firm’s

business
exposure, risk profile, strategy and geographic reach. In

recent years, the composition of the

BoD has been systematically
shaped in response to the identified requirements. We consider the continuous education of our BoD and GEB members to be

an important

priority and

support their

participation in

various training

sessions. In

addition to

a comprehensive
induction

program

for

new

BoD

members,

continuous

training

and

topical

deep

dives

are

part

of

the

BoD

and

GEB
agenda.

Annual Report 2024 |
Sustainability Statement | Governance

Our sustainability governance

Our sustainability

and corporate culture

activities are

grounded in our

Principles and Behaviors

and overseen at

the highest
level of our organization. Our Code covers our commitment

to acting with the long term in mind and

creating value for
clients, employees, communities and

investors. This includes

our commitment to

protecting the environment

and fulfilling
our compliance obligations.

Integration of Credit Suisse
In

2024,

we

advanced

with

integrating

Credit

Suisse

sustainability

activities.

It

is

our

aim

to

complete

integration

in
accordance with the overall UBS Group integration efforts

and timeline.
›
Refer to the “Integration of Credit Suisse”

section of this report for more information
Group Sustainability and Impact (GSI)

GSI

develops

the

Group’s

sustainability

and

impact

(S&I)

strategy

and

oversees

the

strategy’s

implementation

by

the
business divisions and Group functions responsible for execution.

GSI operates as a Group function under the leadership
of the GEB Lead

for S&I. Each of

the senior managers

listed below reports

directly to the

GEB Lead for

S&I. Specifically,
the senior manager roles directly reporting to the GEB

Lead for S&I are the Chief

Sustainability Officer, the Head of Social
Impact and Philanthropy and the GSI Chief Operating

Officer.

Senior managers may hold more than one role and, where
required,

may have additional responsibilities and reporting

lines in the Group’s legal entities.

GEB Lead for Sustainability and Impact
The GEB

Lead for

S&I has

overall responsibility

for the

management and

control

of the

GSI function.

In particular,

the
GEB Lead for S&I is

responsible for the oversight of matters, such as maintaining an appropriate and adequate functional
organization

designed

to

ensure

compliance

with

applicable

laws and

regulations.

Additionally,

where

necessary,

the
GEB Lead

for S&I

represents

UBS in

interactions with

regulatory

authorities on

Group-wide

sustainability-

and impact-
related topics in close coordination with the Group CEO, other GEB members and Governmental and Regulatory Affairs.
In relation

to disclosures,

the

annual UBS

sustainability

reporting

and disclosure

process

is managed

by the

GEB Lead
jointly with Group Finance.
Chief Sustainability Officer
The Chief

Sustainability Officer

(CSO), jointly

with the

Head of

Social Impact

and Philanthropy

(SIP), supports

the GEB
Lead for S&I

in setting the

Group-wide S&I

strategy,

in alignment with

the business

divisions and Group

functions. The
CSO and team

develop and maintain

frameworks and methodologies

to drive Group-wide

consistency.

In addition, the
CSO team monitors

new GSI regulatory

consultations and owns

and drives Group

advocacy efforts,

in partnership with
the GSI

Chief Operating

Officer (GSI

COO) and

GSI-aligned Group

functions. The

CSO maintains

and annually

reviews
our S&I commitments,

memberships or contracts

at Group, divisional,

functional or regional

level for completeness

and
alignment with the Group-wide S&I strategy

.
Head of Social Impact and Philanthropy

The Head of SIP and team oversee the UBS charitable entities,

including Optimus Foundation entities and donor-advised
fund entities.

Their

remit

includes

overseeing

the

strategy,

corporate

structure

and governance,

financial

matters

and
relevant risks and controls. The SIP team reviews inherent reputational risks relating to social impact grants and escalates high reputational

risks to

the GEB

Lead for

S&I, in

line

with the

UBS Reputational

Risk Management

Policy.

They also
manage the SIP client

and employee offering through the delivery of

philanthropic insights, advice and execution services
to existing and prospective clients.

Annual Report 2024 |
Sustainability Statement | Governance

GSI Chief Operating Officer

The GSI

Chief Operating

Officer (GSI COO)

and team

manage the

end-to-end processes and

the service

delivery, operating
and

control

environment

of

GSI,

together

with

business

divisions

and

Group

functions,

ensuring

timely

escalation

of
relevant matters

impacting GSI and

effective oversight

of operational performance.

Furthermore, they

support the GEB
Lead

for

S&I

in

developing

Group-wide

S&I

objectives,

in

alignment

with

business

divisions

and

Group

functions,

to
implement the

Group-wide S&I strategy

and monitor

the progress against

these objectives. In

addition, the team

manages
the annual UBS sustainability reporting process,

jointly with Group Finance.
Oversight of objective-setting and monitoring processes

UBS runs an

annual objective-setting

process for objectives

related to

sustainability and impact

matters, which includes
environmental

(including

climate-related)

and social

topics. As

delegated

to the

GEB Lead

for S&I

by the

Group

Chief
Executive

Officer

(the

Group

CEO),

the

GEB

Lead

for

S&I

is

responsible

for

setting

the

Group-wide

S&I

strategy

and
developing

Group-wide

S&I

objectives

in alignment

with

business

divisions

and Group

functions.

The

annual

strategy
review

and objective-setting

process

is done

to identify

priorities and

strategic focus

areas

across

the Group.

Progress
made in implementing Group-wide S&I objectives is

reported as part of UBS’s annual sustainability disclosure.

›
Refer to “Strategy” in this section for more information
In 2024, to further support our

evolved S&I strategy, we revised our

GSI governance structure and internal forums, which
now comprise the GSI Business Development & Client Forum

(the GSI BDCF) and the GSI Execution Forum (the GSI

EF).
GSI Business Development & Client Forum

The GSI

BDCF is

established under

the authority

of the

GEB Lead

for S&I.

The forum

is focused

on client,

product and
impact approaches in relation

to the overall UBS S&I implementation

activities, together with the

business divisions. The
GSI BDCF is the most senior administrative body overseeing

the Group-wide S&I activities.

GSI Execution Forum

The GSI Execution

Forum reports to the

GSI BDCF and

is established under

the authority of

the GSI COO

to help discharge
their role and responsibilities. The forum is responsible for the oversight of the front-to-back operating environment

and
for the implementation of the Group-wide S&I strategy

through Group-wide strategic objectives

and outcomes.
Other senior management roles with Group-wide sustainability responsibilities
Chief Risk Officer Sustainability
Our management of

sustainability and climate

risk is steered

at the GEB

level. Reporting to

the Group

CEO, the

Group
Chief

Risk

Officer

is

responsible

for

developing

and

implementing

control

principles

and

an

appropriate

independent
control framework

for sustainability

and climate

risk within

UBS, together

with integrating

it into

the firm’s

overall risk
management and risk

appetite frameworks. The

Chief Risk Officer

Sustainability supports the

GEB by providing

leadership
on sustainability risk in collaboration with business divisions and

Group functions.

GSI Chief Financial Officer
The GSI

Chief Financial

Officer

(the GSI

CFO) is

the primary

lead on

sustainability topics

for the

Group

Chief Financial
Officer

(the

GCFO),

working

closely

with

the

Group

Controller

and

the

GEB

Lead

for

S&I.

The

GSI

CFO

oversees

the
external

sustainability

disclosures

and

associated

requirements

in

partnership

with

Group

Legal,

Group

Compliance,
Regulatory and Governance, Group

Risk and GSI.

The GSI CFO

additionally ensures that UBS operates

an effective control
environment, underpinning our sustainability disclosures

and reporting processes.

Head of Group Compliance, Regulatory & Governance (GCRG)

Sustainability
The Head

of GCRG Sustainability

is responsible

for the

integration of

ESG requirements

into the UBS

non-financial risk
framework

and

non-financial

risk

appetite

objectives

in

line

with

firm-wide

standards

as

part

of

the

broader

GCRG
mandate. GCRG

is respon

sible for

developing

the Group’s

risk management

and control

framework

for non-financial
risks

(compliance

risk,

operational

risk

control

and

financial

crime

prevention).

The

GCRG

function

provides

ongoing
monitoring of the adequacy

of our control

environment for

these risks and drives

the review

and, where necessary,

the
required adaptations to our internal frameworks to ensure that our independent control and oversight capabilities evolve
in line with emerging regulations and changes across

business activities.
Head of Sustainable Finance Legal
The Head

of Sustainable Finance

Legal is

responsible for the

ongoing delivery of

legal advice

to the CSO,

business divisions
and Group

functions

in relation

to sustainability

matters. The

Sustainable Finance

Legal (SFL)

team acts

as a

center of
excellence fully

dedicated to

sustainability-related

legal risks

and opportunities.

This includes,

but is

not limited

to, the
interpretation of and provision of support

for the implementation of sustainability-related laws and

regulations in the EU,
the

UK,

Switzerland

and

Asia

Pacific,

and

regional

and

global

international

standards

applicable,

in

particular,

to
sustainable

products,

services

and

activities.

In

addition,

SFL

monitors

the

regulatory

developments

in

the

space

of
greenwashing

along with

sustainability-related

disputes (including

regulatory

enforcement

actions), human

rights

and
environmental due diligence regimes across

the globe.

Annual Report 2024 |
Sustainability Statement | Governance

Key sustainability topics
Climate program
The

climate

program

coordinates

the

implementation

and

execution

of

our

ambition

to

support

our

clients

in

the
transition to a low-carbon world and embed considerations of climate change risks and opportunities in our firm for the
benefit of our

stakeholders. It does so

in line with

UBS’s fiduciary responsibilities and

includes members from the

business
divisions and

Group

functions. As

part of

the program,

our in-house

environmental

management is

steered

by Group
Real Estate and Supply Chain (GRESC).

Other key sustainability topics

Human rights
As our Human

Rights Statement articulates, the

governance outlined above also

applies to our

commitment to respecting
internationally recognized human rights across UBS globally.
›
Refer to the Human Rights Statement available

at
ubs.com/sustainability-reporting , for more information
Business conduct and corporate culture
In our Code of Conduct and Ethics

(the Code), the Board of Directors (the

BoD) and the Group Executive Board (the

GEB)
set out

the

principles and

practices

that define

our ethical

standards and

the way

we do

business,

which

apply

to all
aspects of our business. The

Corporate Culture and Responsibility

Committee (the CCRC) of

the BoD is also responsible
for conducting the annual

review process for the

Code and for proposing

amendments to the

BoD. This review process
includes a prior review

of the Code by

the GEB and is

led by the Group

CEO. In undertaking

this assessment, it reviews
stakeholder concerns and

expectations pertaining to

the societal performance

of UBS and to

the development of UBS’s
corporate culture.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code , for more information
Principles for identifying, preventing, escalating and managing conduct risks are established in the Group-wide Conduct
Risk Management Framework.

These principles are

aligned to the

Code and the

Group-wide escalation framework

and
include:

–
our

strategy

and

business

model,

along

with

our

incentives

and

rewards,

which

are

designed

to

actively

manage
conduct risk.

Above all,

our culture

and our

Principles

and Behaviors

are the

strongest

mitigant to

our exposure

to
conduct risk;
–
a review of relevant management

information,

which is critical to giving

a view of the risk

landscape and where risks
may be crystallizing;
–
policy,

appetite

and

governance,

which

are

key

components

of

our

conduct

risk

framework

and

contribute

to

its
sustainability.

Identifying actual or potential conduct risks is the responsibility of every UBS employee,

who must take appropriate steps
to identify and escalate

any actual or

potential conduct risks

they may see

in their day-to-day-activities

and have a

duty
to lead by example, role model UBS’s Behaviors and support

our risk culture of “see something, say something.”
Ongoing monitoring ensures the firm’s activities and those

of employees are monitored to detect issues with a potential impact on clients and markets and to detect individual cases of employee misconduct.
We are committed

to incentivizing the

right behavior by

establishing reward principles

and internal control

frameworks
to support adherence to internal and external standards, laws, rules and regulations.

Violations, whether it is

of our Code, UBS

policies or external laws, rules

or regulations, may result in

a disciplinary action,
up

to

and

including

dismissal.

Furthermore,

employees’

conduct

is

taken

into

account

in

year-end

performance

and
reward decisions.
We have a

global mandatory training

module,

Conduct and Culture,

that educates

all UBS employees

on adherence

to
the three keys to success, understanding the Code, identifying conduct risk and how it can arise from within any part of
the organization, and culture and ethics.
Additionally, all employees must affirm annually

that they have read and

will adhere to the Code and other

key policies,
supporting a culture

where ethical and

responsible behavior is

part of our

everyday operations. By

following and affirming
the Code, we foster a culture

where responsible behavior is ingrained

in a way that protects our

clients, our people and
our reputation

and ensures

stability and

sustainable performance.

This safeguards

our ability

to create

lasting value

for
our shareholders, clients and societies.

Annual Report 2024 |
Sustainability Statement | Governance

Significant matters requiring immediate senior management

awareness and action are managed in accordance

with our
Group-wide

escalation

framework,

which

lays

out:

(i)

minimum

requirements

for

escalations;

(ii)

applicable

escalation
paths

for

distinct

governance

dimensions;

and

(iii)

the

interplay

between

governance

dimensions.

The

framework

is
complemented by relevant

divisional / functional

/ legal entity

/ local annexes

detailing specific escalation

requirements,
which outline

taxonomies, thresholds, processes and protocols. The framework does not replace day-to-day information
exchange, decision-making mechanisms or

regular reporting. As

such, the escalation framework

does not replace

existing
governance, line management,

any of the

existing monitoring /

reporting requirements

or regular risk

assessments that
may result in the need to report and follow up.
The

firm

has

a

global

Whistleblowing

Protection

for

Employees

Policy

and

framework,

with

established

internal
whistleblower

reporting

channels,

including

hotlines

and

an

online

platform,

where

the

whistleblower

can

remain
anonymous if preferred.
All

employees

are

required

to

complete

mandatory

Speak

Up

training

every

two

years,

with

new

joiners

required

to
complete

it

upon

onboarding.

This

training

aligns

with

the

Whistleblowing

Protection

for

Employees

Policy,

raising
awareness of available

reporting channels. Throughout the

year, there are

activities such as

communication from the GEB,
newsletters, whistleblowing campaigns and regular employee surveys, aimed at encouraging employees to speak up and
raise awareness with regard to the various whistleblower

reporting channels that can be used to raise concerns.

For staff

receiving whistleblowing

reports, there

are procedures

and guidance

on handling

such reports

to ensure

each
whistleblowing

concern

is

taken

seriously

and

investigated.

Whistleblowing

reports

made

through

the

dedicated
whistleblowing channels

(hotlines and

online platform)

are received

and appropriately

triaged by

the relevant

Regional
Head of Investigations and their delegates (selected

investigators in their team),

who are trained on how to handle

such
whistleblowing reports.
There are controls

and processes in

place to check

for potential retaliation

against known whistleblowers.

For example,
if a whistleblower is potentially

at risk of redundancy,

this individual is flagged

to the Investigations Operating

Group to
assess whether the redundancy decision is made independently of the whistleblowing.
Our framework and

Group Investigations Policy define

clear roles and responsibilities,

including reporting requirements,
for ensuring accurate and complete quarterly reporting to

the BoD and the GEB, as well as to regulators.

Our Group

Investigations function

is responsible

for delivering

and overseeing

all investigations,

including incidents

of
corruption and bribery.

These must be conducted

and governed in a

way that ensures the

investigations are independent,
objective

and

reliable

as

defined

in

our

Group

Investigations

Policy,

which

governs

the

conduct

of

all

investigations,
including

whistleblowing

investigations.

Roles

and

responsibilities

in

the

overall

Group

Investigations

framework

are
defined at two levels: (i) cross-functional governance

bodies that have responsibilities across the investigations

portfolio;
and (ii) prescribed roles and responsibilities over certain individual investigations.
Policy effectiveness

is assessed

through our

non-financial risk

framework. All

policies are

accompanied by

controls that
are

designed

to

prevent

non-financial

risks

from

materializing,

ensuring

UBS

operates

within

its

risk

appetite.

These
controls are

regularly evaluated

for both

design and

operational effectiveness.

Should the

firm operate

beyond its

risk
appetite or if a non-financial risk event occurs, corrective actions are taken to return to within the defined

appetite. This
may involve remediating deficient controls, adjusting risk tolerance, modifying the firm’s risk profile or accepting the

risk.
Independent assurance processes are in place to promptly

identify and address heightened non-financial risks.
Non-financial risks are regularly reported to the

GEB and the BoD. The

BoD oversees UBS’s risk management and culture,
approving the risk management

and control framework

of the Group. The

GEB, acting as

the risk council,

holds overall
responsibility

for

establishing

and supervising

the

implementation

of risk

management

and control

principles,

and

for
managing the

Group’s risk

profile as

determined by

the BoD

and the

Risk Committee. Monthly

reports summarize relevant
changes to the firm’s risk profile

and the Annual Non-Financial

Risk Report highlights the identified

key risk themes and
activities undertaken to manage related exposures.
Combating financial crime
The GEB

oversees our

efforts to

combat money

laundering, corruption

and terrorist

financing. Our

first line

of defense
owns

the

anti-money-laundering

(AML)

and

terrorist-financing

risk

front

to

back

for

its

respective

clients

and

their
activities and has the primary responsibility for managing that risk. Dedicated staff in our second line of defense support
the organization

in developing,

maintaining and

implementing Group

financial crime

programs,

including control

and
oversight.

Our

third

line

of

defense

is

the

reinforcement

component

led

by

Group

Internal

Audit

and

independently
evaluates the financial crime control frameworks.

UBS complies

with applicable laws

and regulations

and is

committed to meeting

industry standards regarding

the effective
prevention

of money

laundering

and financing

of terrorism.

We

take

comprehensive

measures

to

prevent

and

detect
non-compliance with

laws and regulations

and do

not tolerate

or facilitate

criminal activity

or breaches

of the

letter or
spirit of applicable laws, regulations, rules and policies designed to prevent such activities.

We do not

engage in business

activities that present

unacceptably high levels

of money laundering,

fraud, sanctions or
corruption risk.

Additionally, we

do not

engage in

activities

that pose

risks that

cannot be

effectively managed

by the
existing

control

environment.

Although

it

is

not

possible

to

eliminate

such

residual

risk

entirely,

we

have

appropriate
policies, procedures, controls and processes in place to manage the relevant risks.

Annual Report 2024 |
Sustainability Statement | Governance

We assess

the money

laundering, fraud,

sanctions and

bribery and

corruption risks

associated with

all of

our business
operations annually against our control framework and take

action, where appropriate,

to further mitigate these risks.
Public-private partnerships
We are a founding

member of the

Wolfsberg Group, an

association of global

banks that aims to

develop standards for
the

financial

services

sector

to

prevent

financial

crimes,

such

as

money

laundering,

fraud,

corruption

and

terrorist
financing,

and

to

develop

industry

standards

for

know-your-client

(KYC)

due

diligence

and

ongoing

transaction
monitoring.

The Wolfsberg Group brings together banks from around

the world at its annual forum and regional outreach meetings focused on financial

crime topics. It

also delivers an

annual academy to

support the development of

junior Financial Crime
Prevention (FCP)

officers and

works on

guidance papers

in related

key areas

of financial

crime. UBS

is actively

involved
with this group.

We are a member of various

public-private partnerships operating globally that have been set up to foster closer working
relationships between financial institutions

and law enforcement, most notably

the Joint Money Laundering Intelligence
Taskforce operations group in the UK, which has worked

on a number of human trafficking and modern slavery

cases.

Prevention and detection of corruption and bribery
Our

Group

Policy

Against

Bribery

&

Corruption

(ABC

Policy)

is

consistent

with

the

principles

of

the

United

Nations
Convention

against

Corruption.

Our

policy

sets

out

a

zero-tolerance

approach

to

bribery

and

corruption;

UBS

is
committed

to detecting

and

preventing

bribery

and corruption

and

requires

employees

and associated

persons

to do
business in a fair and transparent manner, in compliance

with the principles of the policy.

Every employee is responsible for the following:
–
compliance with

the UBS

Group’s zero-tolerance

approach to

bribery and

corruption and

the requirements

set forth
in the policy and related procedures;
– taking reasonable steps to detect and prevent bribery;
–
maintaining accurate books and records to fairly reflect

employees’ expenditure;

– reporting cases of concern or doubt to Financial Crime Prevention Anti-Bribery and Corruption (FCP ABC) or based on the Group’s Whistleblowing Protection for Employees Policy.

Delegated by

the Global

Head Financial

Crime Prevention

to Anti-Bribery

and Corruption

(ABC) Taxonomy

Owner, the
Global ABC Head, supported by

the specialized teams, is

responsible for establishing and maintaining

an ABC framework
and incorporating the

principles of the

policy as minimum

global standards.

To this end,

we have controls

in place

and
hold ourselves accountable for detecting, stopping and reporting bribery and corruption matters; we do not tolerate any form of corruption or bribery, including facilitating payments, nor do we offer or accept improper gifts or payments.
The ABC framework comprises: policy,

procedures, training and communications, risk assessments,

controls across all key
risks areas, investigations

and incident management,

and monitoring and

assurance (including

independent audit). The
framework aligns

with globally

recognized standards

and laws,

rules and

regulations designed

to prevent

and mitigate
bribery and corruption risks

across all jurisdictions in

which we operate (e.g. UK

and US legal and

regulatory requirements
for ABC frameworks,

including the UK

Bribery Act and

the US Foreign

Corrupt Practices

Act). There is

a global team

of
dedicated

anti-bribery

and

corruption

officers

responsible

for

setting

and

maintaining

the

framework

standards.

The
board

and

senior

management

set

out

the

ABC

policies

and

risk

appetite,

and

all

employees

are

accountable

for
compliance.

The

ABC

framework

includes

controls

across

all

key

risk

areas:

employees,

third

parties

(vendors

and
intermediaries),

charitable

and

political

donations

and

sponsorships,

hiring,

gifts

and

business

entertainment,

deals,
mergers and

acquisitions, and

client-related

ABC risk.

There is

regular control

testing to

ensure that

the program

and
controls are appropriately designed, operationally effective and adhered to in line with policy requirements.
Where corruption or

bribery incidents arise,

these are identified

through controls monitoring, self-declaration

or reporting
(e.g.

through

the

whistleblowing

mechanism)

or

through

ongoing

due

diligence

or

risk

assessments.

Each

incident

is
assessed for

severity

and impact

,

with senior

management

involved

for

the

more

serious

incidents.

Incidents

that

are
breaches of the Group’s

policies, including the

ABC Policy, are dealt

with in line with

the Employee Incidents Policy

and
framework and may result in disciplinary action, including

dismissal, in serious cases.
The ABC risk appetite of UBS

(including business division appetite and significant Group entity appetite)

is defined within
the Anti-Bribery and Corruption Risk Appetite Statement

(RAS), which is governed by the Non-Financial

Risk Framework
Policy and aims to define the

risk appetite of the firm in

relation to bribery and corruption

risks. The ABC RAS is

subject
to annual approval and review by the Board of Directors (the

BoD).
Inherent risks for bribery and corruption

within the organization are not dissimilar to

those faced by other multinationals;
specifically, third-party risk, employee insider threat risk and client risk. The organization has a robust framework in place to monitor and mitigate the risk of bribery or corruption arising through such inherent risk sources across all levels of the organization. Specifically, the

framework includes controls

coverage of functions

where such inherent

risk is more

likely
to

arise,

such

as

those

functions

and

teams

that

actively

engage

with

clients

and

third

parties

and

those

involved

in
employee hiring

(i.e. business

first-line

teams and

third-party

and employee

management

functions).

Additionally,

the
framework and policy are applicable to all employees, including executive-

and board-

level management.

Annual Report 2024 |
Sustainability Statement | Governance

The

Group

Investigations

team,

including

investigators

and

the

investigations

committee,

are

independent,

with

a
separate reporting line to the ABC framework and team

management. This allows for fair and independent investigation of both internal or external concerns relating to bribery or corruption.

The effectiveness

of the

ABC framework,

including incident

management reporting,

is subject

to frequent

and regular
updates at both first-and second-line management

forums, including up to the BoD. The reporting

includes provision of
qualitative and

quantitative risk

indicators, covering

both inherent

and control

risk. When

a threshold

is exceeded,

this
may indicate an increased

risk of bribery and

corruption. Assessment of

these risk indicators on

a regular basis prompts
the identification of

excess(es) of the

thresholds under the

program’s risk appetite

assessments, which will

trigger a review
of whether (further)

action is deemed necessary

at a divisional /

entity and / or

Group level to avoid

undue risk, thereby
focusing on staying within the overall ABC risk appetite.

The

ABC

Policy

is

translated

into

multiple

languages

and

is

accessible

to

all

employees

through

our

internal

policy
repository and relevant

intranet ABC site.

There is mandatory

training for all employees

on the policy requirements

(see
details

below

for

further

information

on

training

provision

under

the

ABC

framework).

Furthermore,

an

annual
declaration and commitment to this

policy is required from all

UBS staff, including a statement of

compliance with regard
to any past or current bribery-

or corruption-related incidents.

In 2024, all employees

of UBS, including

its senior management

and governance bodies,

received adequate training

on
financial crime prevention

matters, which covers

AML / KYC, sanctions,

fraud and anti-corruption.

All staff are required
to complete the Global Financial Crime Prevention refresher

module on an annual basis. The frequency for each training
course is specified by the course owner (onetime, annual, bi

-annual).

ABC training is mandatory for

all UBS Group employees, including

the GEB and the BoD, and

is rolled out on an annual
basis.

All

new

joiners

are

required

to

complete

a

more

substantial

training

course

within

30

days

of

joining,

then

all
employees are

required to

complete an

annual refresher

training course

within 60

days of

rollout (with

a test

score of
80% required

to pass).

The

training covers

the

full ABC

Policy and

framework,

including topics

on risk

identification,
assessment and escalation of bribery and corruption.
Additional

targeted

training

is

delivered

online

or

in

person

to

selected

functions

on

specific

financial

crime

risks
associated with the business lines or activities they are involved in, as needed.

Web-based training modules are regularly

updated to address compliance issues,

including financial crime standards, and
to incorporate learning from both internal and external events and geopolitical developments.

Onboarding and ongoing monitoring
UBS performs risk-based

initial due diligence

on all customers,

which is designed

to establish their

identity and ownership,
the

nature

of their

business

activities, and

the

source(s)

of their

wealth

and funds.

This includes

formal

processes

for
mitigating the

risk of

impersonation

fraud in

circumstances

where

we are

not doing

business on

a face

-to-face

basis.
Where the client represents a

potentially elevated risk according

to the Group AML &

KYC Policy, enhanced due diligence
is performed.

We do not establish

or maintain relationships with

parties when the KYC

information cannot be

sufficiently established
or where

we have

reason to believe

the party

has or intends

to use

UBS products

or services

for illicit

activities. We

do
not

open

accounts

for

relationships

that

do

not

meet

our

standards

or

that

pose

unacceptable

financial

crime

or
reputational risks for the firm.
After a

client onboarding is

completed, ongoing

due diligence

and name

screening are

performed during

the life

cycle
of the client

relationship. Clients

are subjected

to regular

risk rating and

client activities

and transactions

are subject

to
AML transaction monitoring. In addition, ongoing periodic KYC reviews are conducted with varying frequency, driven by the client risk rating.
Our Group AML & KYC Policy sets

out the process and criteria relating to the

identification, senior management sign-off,
periodic

review

and

ongoing

monitoring

of

clients

deemed

to

be

Politically

Exposed

Persons

(PEPs),

along

with

other
customers who have links with jurisdictions or industries

that pose elevated levels of financial crime risk.
We apply

KYC rules

and use

advanced technology

to help

identify suspicious

transaction patterns

and compliance

risk
issues. We continue

to invest in our

detection capabilities and

core systems as

part of our FCP

program. Red flags

must
be referred to

FCP if any

UBS staff become

aware of potentially

suspicious activities

during the client

life cycle

and this
may result in

investigation, suspicious

activity report

filing and

/ or client

exit, as

appropriate. When

a UBS

employee is
suspected of

or identified as

acting or

failing to act

in accordance

with applicable

laws or

regulations

or in

violation of
UBS policy,

we escalate

this to

Group Investigations

for further

assessment under

the Group

Investigations Policy.

Our
Group Investigations Policy

defines clear roles

and responsibilities, including

reporting requirements, for

ensuring accurate
and complete quarterly reporting to the BoD and the GEB,

as well as to regulators.
We

adhere

to

the

global Financial

Action

Task

Force

standards

and

local

laws

and

regulations

with

regard

to

record-
keeping.

Annual Report 2024 |
Sustainability Statement | Governance

Our entire financial crime

framework is subject

to regular controls testing,

in both the first

and second lines of defense,
which includes

a cycle

of regular

peer review

testing executed

by a

designated team

within the

Group’s FCP

function.
Additionally, our Group Internal Audit

team performs a rigorous cycle

of independent audit reviews

covering the financial
crime framework globally and cross-divisionally and we are subject to ongoing supervision by regulatory authorities in all the markets in which we operate.
Conduct and culture
The Code sets

out the principles

and commitments

that define

our ethical

standards and

the way we

do business. The
Code commits

all UBS

employees to

do whatever

we can to

combat money

laundering, fraud,

corruption and

terrorist
financing.

Additionally, the Code requires

that UBS employees do

not help or advise

our clients, or

any other party, to

evade taxes
or misreport taxable income and gains.

It also states that we should not contract

with third parties who provide services
for UBS or on our behalf, where those services help others

improperly evade taxes.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code

Annual Report 2024 |
Sustainability Statement | Strategy

Strategy
Our sustainability and impact strategy
We are guided by

our ambition to be

a leader in sustainability.

This is reflected in

our vision to be

the bank for the

next
generation. To

help us realize

that vision,

our sustainability

and impact

strategy is

based on

three overarching

strategic
pillars: Protect, Grow and Attract, representing a natural evolution in our strategic approach.

Sustainability and impact vision: the

bank for the next generation
Protect
Manage our business in alignment with our
sustainable, long-term Group strategy and
evolving standards.
Grow
Embed an innovative sustainability and impact
offering across all our business divisions.
Attract
Be the bank of choice for clients and employees.
Protect
As part of our continued commitment

to protect our clients’ assets

and those of our firm, we

are focused on managing
our

business

by

aligning

to

the

sustainable

long-term

Group

strategy

and

evolving

standards.

We

maintain

a

strong
control and risk

framework, as

well as a

robust sustainability

data strategy,

to support

our risk management

processes,
regulatory requirements and product offerings.
›
Refer to “Environmental information” in this section for more information about our decarbonization approach and efforts
›
Refer to “Managing sustainability and climate risks”

in this section for more information about our sustainability and climate risk
management approach
Grow
We continue to expand

our sustainability and

impact offerings across

all business divisions

to meet our clients’

evolving
needs. For

example,

we

identify and

offer

innovative

sustainable

financing

and investment

solutions, with

the

aim

to
support our clients through the world’s transition to a low-carbon economy. To facilitate this, we established a dedicated
Group Sustainability

and Impact

(GSI) Business

Development &

Client Forum

(the GSI

BDCF) under

the authority

of the
Group Executive Board (the GEB) Lead for Sustainability

and Impact, focused on client, product and impact approaches

.
›
Refer to “Governance” in this section

for more information about our GSI Business Development

& Client Forum (BDCF)
Attract
We aspire

to be

the bank

of choice

for clients

and employees

alike, maintaining

top quartile

sustainability ratings

and
positioning UBS as the go-to employer through our engagement and education programs. In 2024, our MSCI

AA rating
was

reaffirmed
1

and we

increased

our S&P

Global Corporate

Sustainability Assessment

(CSA) score

to 72,
2

compared
with 69 in 2023.

›
Refer to “Social information”

in this section for more information about UBS’s employees and its philanthropic activities
1

Source: MSCI ESG Ratings & Climate Search Tool, UBS

Group AG ESG Rating 2024
.
2

Source: S&P Global, UBS Group AG 2024 CSA Score as of March 2025,

out of a maximum of 100.

Annual Report 2024 |
Sustainability Statement | Strategy

Our key aspirations and progress
We work with a long-term focus on providing appropriate

returns to our stakeholders in a responsible manner.
We are

committed to

providing transparent

aspirations, goals

and targets

and reporting

on the

progress made

against
them. This table provides an overview, with more detailed

information provided throughout this section of this

report.
Ambitions Topics Our aspirations, goals or targets
Progress in 2024

1. Protect Climate
Lending sector decarbonization targets have been established to
address our financed emissions by aligning specified sectors to
decarbonization pathways.
1
Reduce emissions intensity associated with UBS in-scope lending by 2030 from 2021 levels for:
– Swiss residential real estate by 45%;
– Swiss commercial real estate by 48%;
– power generation by 60%;
– iron and steel by 27%; and
–
cement by 24%.
Reduce absolute financed emissions associated with UBS in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Calculated progress against pathways for lending sector
decarbonization targets.
2
Changes in emissions intensity associated with UBS in-scope

lending
(end of 2023 vs 2021 baseline):
– Swiss residential real estate reduced 11%;
– Swiss commercial real estate reduced 9%;
– power generation reduced 33%;
– iron and steel reduced 20%; and
–
cement reduced 3%.
Changes in absolute financed emissions associated with UBS

in-scope
lending (end of 2023 vs 2021 baseline):
– fossil fuels reduced 80%.
Reduce our scope 1 and 2 emissions to net zero by 2035 (90%
reduction of scope 1 and net scope 2 emissions by 2035

vs 2023
baseline, neutralizing the remaining 10% with high-quality carbon removals).
Scope 1 and net scope 2 emissions reduced 35% vs 2023

baseline.
Reduce our absolute energy consumption by 35% by

2030 vs
2023 baseline.

Absolute energy consumption reduced 10% vs 2023

baseline.

Achieve 100% renewable electricity aligned to RE100 in markets where feasible by 2026.
Achieved 99.8% renewable electricity aligned to RE100.
Environment Paper: Use 100% recycled and Forest Stewardship Council (FSC)
paper for our operations by 2025.
Reached 49.9% share of recycled and FSC paper in our operations in
2024.
Waste: Achieve 60% recycling ratio for our office waste by 2025. Achieved 52.9% recycling ratio in 2024.
Water: Reduce water consumption by 5% by 2025 vs 2019
baseline.
Water consumption reduced 8% vs 2019 baseline.
2. Grow Social impact
and
philanthropy
Raise USD 1bn in donations to our client philanthropy foundations and funds (cumulative for 2021–2025).
Achieved a UBS Optimus Foundation donation volume of USD 366m in 2024 (2023: USD 328m), totaling USD 1.1bn since 2021,

thus
surpassing our goal (all figures include UBS matching contributions).
3
Reach 26.5 million beneficiaries by 2025 (cumulative for 2021–
2025).
Reached 7.4 million beneficiaries in 2024 (2023:

7 million)
4

and
25.9 million beneficiaries across our social impact activities since
2021.
5
3. Attract Bank of choice Maintain top quartile position in key ESG ratings by the end of 2026.
Achieved top quartile position vs direct peers as defined in

UBS
compensation report in:
– MSCI: AA rating, “Leader” in industry group;
–
S&P Global Corporate Sustainability Assessment: Score of 72.
Constituent of the Dow Jones Sustainability Indices (DJSI);
– CDP: A– rating. Included in the leadership band.
Cautionary note:
We have developed

methodologies that we

use to set

our climate-related targets

and identify climate-related

risks and that

underly the metrics

that are disclosed

in this report.

Standard-setting
organizations and

regulators continue

to provide

new or

revised guidance

and standards,

as well

as new

or enhanced

regulatory requirements

for climate

disclosures. Our

disclosed metrics

are based

upon data
available to us, including estimates

and approximations where actual or specific

data is not available.

We intend to update our disclosures

to comply with new guidance and regulatory

requirements as they become
applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.
1
Our climate transition plan does not cover all our business activities. We may add ambitions for additional scope 3 activities over time and on a best-efforts basis based on the availability of appropriate measurement frameworks and data,

and the materiality

of the relevant

activity to UBS.

We will continue

to publicly disclose

our progress on

an annual basis

and, while we

continue to take

steps to align

our in-scope business
activities with the ambitions set out above, it is important to note that progress toward our targets may not be linear. We regularly review our targets and update our disclosures in line with new or enhanced

regulatory
developments, evolving best practices for the financial sector and climate science. Such reviews may lead us to revise previously agreed voluntary commitments,

metrics and methodologies. Metrics are based on gross
lending exposure consisting of total on-balance

sheet loans and advances to customers

and off-balance sheet guarantees and

irrevocable loan commitments.

2
Refer to “Environmental information” in this section
more information. The

inherent one-year time

lag between the

as-of date of

our lending exposure

and the as-of

date of emissions

can be explained

by two factors:

corporations disclose

their emissions in

annual
reporting only a few months after the end of a financial year, and specialized third-party data providers take between 12 and 18 months to collect disclosed data and make it available to data users. Consequently, the baselines for our

decarbonization targets are

calculated based on

year-end 2021

lending exposure and

2020 emissions data.

Our 2023 emissions

actuals are based

on year-end

2023 lending exposure

and 2022
emissions data. For

asset financing (i.e.

real estate) there

is no time

lag, and exposure

and emissions actuals

refer to the

same year.

3
Figures provided for the

UBS Optimus Foundation

are based on

unaudited
management accounts and information available

as of January 2025. Audited

financial statements for UBS Optimus

Foundation entities are

produced and available per local

market regulatory guideline.

4
Figures
prior to 2024 exclude beneficiaries reached through Credit Suisse-led programs.

5
Some of the beneficiaries reached were due to activities funded through mandatory contributions required in India and South Africa due to respective corporate social

responsibility laws. The

cumulative reported figure does not

represent unique beneficiaries. Where

the same individual was enrolled

in a program in the

previous year,

they are still
counted in the following year as they are considered to have received different levels of support over the period.

Annual Report 2024 |
Sustainability Statement | Environmental information

Environmental information
Our climate transition plan
We have drawn

up a climate

transition plan, including

our overarching climate approach,

along with specified

key policies
and principles, targets

and actions. This

transition plan

has been approved

by the Corporate

Culture and Responsibility
Committee (the CCRC) of the Board of Directors and is included in our annual objective-setting process for sustainability and impact matters.
›
Refer to “Governance” in this section for

more information about our sustainability and climate

governance and our objective-
setting process
Our climate approach
Our climate approach is guided by our climate ambition and

its underlying key objectives.
Our climate ambition
We will support our clients in

the transition to a low-carbon world

and embed considerations of climate change risks

and
opportunities into our firm for the benefit of our stakeholders,

now and in the future.
Our key objectives
Supporting our clients’ low-carbon transition
–
Mobilizing capital toward an orderly transition to a low-carbon economy.
–
Aligning our in-scope lending activities to the objectives

of the Paris Agreement.
–
Supporting the transition of our financing and investing

clients to low-carbon and climate-resilient business models

.
–
Embedding climate considerations into our financing, investment and capital markets offering.
Reducing our climate impact
–
Minimizing our own operational footprint and utilizing resources in an efficient and sustainable way.
–
Measuring and managing our travel footprint, including reducing air-travel-related emissions.
–
Interacting with our suppliers on emissions reductions and

managing our supply chain responsibly.
Managing the risks of climate change to our business
–
Identifying, measuring, monitoring,

managing and reporting

sustainability and climate

risks (including nature-related
risks).
– Applying our sustainability and climate risk policy framework.
–
Further integrating

sustainability and

climate risk

regulatory requirements

into financial risk

management and

stress-
test frameworks.
– Ensuring that the sustainability and climate risk policy framework is integrated into our Group- and organization-wide activities.
Our climate approach

is aligned to

our sustainability and

impact strategy, which

is based on three

overarching strategic
pillars: protect, grow and attract. In relation to our climate approach, our strategic ambition manifests as:
– Protect

our

business

by

managing

climate

risks

and

supporting

our

clients’

low-carbon

transition

to

protect

their
assets.
– Grow

our business by embedding an innovative UBS climate

transition offering across all business divisions.
– Attract

and be the bank

of choice for clients and

employees by being recognized

as a leader

in climate, and leading
by example in our own operations.
›
Refer to “Strategy” in this section for more information about the sustainability and impact strategy

Annual Report 2024 |
Sustainability Statement | Environmental information

Our climate-related targets
By 2050, the

global economy

aims to transition

to net

zero. For

example, across

our own

operations (scopes

1 and 2),
UBS plans to achieve net zero by 2035, well ahead of 2050.

We have defined the following targets:
Scopes 1 and 2:

Reducing our scope 1 and 2 emissions to net zero by

2035.
1
Scope 3:
Addressing our financed emissions by aligning specified

sectors to decarbonization pathways.
2
In 2024, we have updated our climate targets to consider

the following:
–
alignment with upcoming regulatory requirements and market

standards;
–
a review of the combined organization, reflecting the current state of planning within the firm; and
–
ongoing macro-developments in public policy and climate science projections across the sectors in which we operate.
Our climate-related targets have been set based on

the methodologies, data and assumptions currently in use. Following a review

of our

own operations

target for

scopes 1

and 2

for the

integrated organization,

we have

set a

new 1.5°C-
aligned scope

1 and

2 net-zero

target

to be

achieved

by 2035.

The target

reflects

our enlarged

corporate

real estate
portfolio following the

acquisition of

the Credit

Suisse Group

and considers

the latest

definition of a

“net-zero target”
in the Corporate Sustainability Reporting Directive (CSRD).
3
We

remain

committed

to

our

lending

sector

decarbonization

targets

to

address

our

financed

emissions

in

specified
sectors. All these targets

are 1.5°C-aligned except

for targets for Swiss

residential real estate

and Swiss commercial real
estate, which

are aligned

to a

below-2°C scenario.
4

In 2024,

we also

engaged EY

to perform

agreed upon

procedures
on

our

lending

sector

decarbonization

targets

to

assist

us

in

determining

whether

these

have

been

set

in

line

with
reference

scenarios

mentioned

and

informed

by

certain

requirements

taken

from

pertinent

global

standards

and
initiatives.
Our

Asset

Management

business

division

is

committed

to

supporting

our

clients

in

achieving

their

climate-related
investment

goals.

In

the

UBS

Group

Sustainability

Report

2023,

we

referred

to

the

target

set

by

Asset

Management
aiming, by

2030, to

align 20%

of UBS

AG Asset

Management’s total

assets under

management (AuM)

with net

zero.
Given

the

integration

taking

place

within

Asset

Management,

we

are

reviewing

the

legacy

target

set

prior

to

the
acquisition

of the

Credit

Suisse

Group,

taking

into

account

all

AuM

of the

combined

businesses.

Therefore,

we

have
withdrawn the target. We remain committed to supporting the Paris Agreement climate goals in line with global efforts.
We recorded USD 64.4bn of

total assets as having a net-zero

ambition at the end of

2024, compared with USD 35.5bn
at the end of 2023.
We

regularly

review

our

targets

and

update

our

disclosures

in

line

with

new

or

enhanced

regulatory

developments,
evolving best practices for the

financial sector and climate science.

Such reviews may lead us to

revise previously agreed
voluntary commitments, metrics and methodologies.

Our

climate

transition

plan

does

not

cover

all

our

business

activities.

We

may

add

ambitions

for

additional

scope

3
activities

over time

and on

a best-efforts

basis based

on the

availability

of appropriate

measurement frameworks

and
data, and the materiality of

the relevant activity to UBS.

We will continue to publicly

disclose our progress on an

annual
basis and, while we continue to take steps to align our in-scope business activities with the ambitions set out above, it is important to note that progress toward our targets may

not be linear.
Our priority is to support our clients in the transition to a low-carbon world, including their transition-financing needs. In the

area

of client

investments,

our ability

to

meet

our ambitions

depends

on

our obligations

to our

clients,

including
fiduciary duties as an investment manager and

on the terms of the mandates

agreed with clients. We continue to embed
sustainability

and

climate

considerations

into

our

operating

model,

leading

to

regular

adjustment

of

evaluation

and
decision-making frameworks, governance structures, control and monitoring processes and underlying systems.
Our climate-related

ambitions and

targets

have a

critical dependency

on the

overall

progress

made by

all

sectors and
countries. Collaboration

across the

private and

public sectors

is required.

The decarbonization

of the

global economy,
emissions reductions by clients

and the realization of

our own targets and

ambitions all depend on

various factors outside
our

direct

influence.

Clear

guidance

from

governments

through

thoughtful

regulations,

policies

and

incentives,

the
development and scaling of key technologies and broader

changes in the behavior of society are needed.
1
Refer to the “Reducing our own climate impact”

section of this report for details about our scope 1 and 2 net-zero target.
2
Refer to the ”Supporting our financing clients’ low-carbon transition” section of this report for details about our lending sector decarbonization targets.
3
Definition of a net-zero target by

the CSRD: Setting a net-zero target at

the level of an undertaking aligned with meeting

societal climate goals means: (i) achieving a scale

of value chain emissions reductions consistent
with the abatement required to reach global net zero in

1.5°C pathways; and (ii) neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility of justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO
2
.
4

For Swiss real estate mortgage lending (commercial

and residential real estate), our targets are using

the percentage decarbonization rate implied by

the Energy Perspectives 2050+ ZERO Basis

scenario (below-2°C
scenario) as a minimum rate to

be followed. This scenario

is a representative, country-specific

pathway, reflective of

the government’s climate strategy.

It also informs Switzerland’s

decarbonization ambitions for real
estate as set out in the Swiss Climate and Innovation Act.

Annual Report 2024 |
Sustainability Statement | Environmental information

Supporting our clients’ low-carbon transition
It is our priority to support our clients in the transition to a low-carbon world. To support this aim, we have defined a set of targets and actions related to our

financing and investing activities,

which are outlined below (and reflect UBS Group).
Supporting our financing clients’ low-carbon transition
Our lending sector decarbonization targets
This

section

outlines

the

methodologies

and

processes

used

to

calculate

the

climate-related

lending

metrics

and

the
approach taken to define the UBS Group

lending sector decarbonization targets.
Our

approach

to

target-setting

is

based

on

industry

guidance

and

our

calculation

methodology

is

based

on

global
standards

such

as

the

GHG

Protocol

Corporate

Accounting

and

Reporting

Standard

and

the

Partnership

for

Carbon
Accounting Financials (the PCAF).
Target scope (1)
Lending sector decarbonization

targets for 2030

have been established

for Swiss real

estate mortgages (residential

and
commercial real

estate) and

for financing

of in-scope

activities in

the fossil

fuels (oil,

gas and

coal), power

generation,
iron and steel and cement corporate sectors.
The sectors for which

decarbonization targets were

set account for

7.2 million metric

tons of CO
2
e emissions financed,
or 73% of the total financed emissions

of 9.9 million metric tons for sectors

where data and methodologies are available
to estimate emissions. We expect the coverage to change

over time as the availability and quality of data improve.
During the

target-setting process,

we prioritized sectors

that have

the highest

carbon impact.

These include

the materiality
of sectors in terms of

financial exposure and the

availability of data and applicable

methodologies to estimate

baselines
and

develop

pathways.

We

performed

additional

analyses

to

establish

transparency

around

the

contribution

of

each
sector in our

portfolio to the

total. We perform

an annual assessment

of sectors and

exposures not covered

by targets,
considering materiality, the availability of data and methodologies,

market expectations and business strategy.
For real estate,

we considered owner-occupied

properties, properties rented

out on a non-commercial

scale, rented-out
properties in multi-family homes, any other income-producing real estate and own-use commercial real estate.
For each corporate

sector, we considered subsectors

or parts of the

value chain that hold the

bulk of the impact

on the
climate system and where the decarbonization efforts must be concentrated.
Baseline and emissions (2)
Based on qualitative

and quantitative criteria,

such as alignment

and feasibility (following

industry best practices),

2021
was chosen as a baseline year for our decarbonization targets across all lending sectors.
For all targets except iron and

steel and cement, for which non-CO
2

GHGs are considered not material,

the emissions in
scope are the seven

gases mandated under the

Kyoto Protocol. For

ease of accounting, these gases

are normally reported
by data providers

and clients as

carbon dioxide equivalents

(CO
2
e). Our targets

are gross targets,

meaning that they

do
not include GHG removals, carbon credits or avoided emissions as a means of achieving the targets.
Emissions financed from lending activities fall under scope 3, category 15, downstream emissions as defined in the GHG
Protocol Corporate Accounting

and Reporting Standard.

Financed emissions reported

under scope

3, category 15,

include
apportioned scope 1

and 2 emissions

of the counterparties

or assets being

financed. We included

scope 3 emissions

in
our assessment

of financed

emissions for

the fossil fuels

sector.
1

To estimate

the emissions

from our clients,

we rely

on
data available in their

own disclosures, data

from specialized third-party

providers and internal

data. Current limitations
on the availability of

emissions data at

company or asset

level required us to

include estimations in the

calculations. For
example, we applied a sector-level proxy where company-

or asset-level data is not available.

As in previous reports, related lending metrics

are not shown for the current

reporting year due to the inherent time

lag
in

the

availability

of

emissions

data

of

our

borrowers.

This

one-year

time

lag

between

the

as

of

date

of

our

lending
exposure and

the as

of date

of emissions

can be

explained by

two factors:

corporate clients

disclose their

emissions in
annual

reporting

only

a

few

months

after

the

end

of

a

financial

year

and

specialized

third-party

data

providers

take
between 12 and 18 months to collect disclosed data and make

it available to data users.
Scenario selection (3)
For Swiss

real estate mortgage

lending (commercial and

residential real estate), our

2030 targets are

using the percentage
decarbonization rate implied by the

Energy Perspectives 2050+ ZERO Basis

scenario (below-2°C scenario) as a

minimum
rate to

be followed.

This scenario

is a

representative,

country-specific pathway,

reflective

of the

government’s climate
strategy.

It

also

informs

Switzerland’s

decarbonization

ambitions

for

real

estate

as

set

out

in

the

Swiss

Climate

and
Innovation Act.
1

Scope 3 emissions were also included in our

assessment of financed emissions for the automotive sector, which is not a target sector. Automotive sector emissions are reported as part of our overall financed emissions.

Annual Report 2024 |
Sustainability Statement | Environmental information

For

the

fossil

fuels

(oil,

gas,

and

coal),

power

generation,

iron

and

steel,

and

cement

corporate

sectors,

we

use

the
percentage decarbonization rate implied

by the scenario

– IEA NZE

by 2050 (IEA’s

World Energy Outlook of

October 2023
update)
1

– as a

minimum rate to

be followed. This

scenario is one

of the most

recent and widely

accepted models that
achieves

a

temperature

increase

of

1.5°C

by

the

end

of

the

century

(1.5°C-aligned

scenario).

Over

time,

we

aim

to
augment our sector pathways as we gain greater

clarity on the validity of key technological and

regulatory uncertainties
identified and assumed within the IEA NZE scenario (e.g. production volumes, biofuels or carbon capture utilizations and storage). Until that

point, the possibility

of overshoot is

factored into certain

sector pathways due

to the heavy

reliance
on external factors beyond our steering capabilities.

Target-setting (4)
For

the

fossil

fuels

sector,

we

defined

an

absolute

emissions

reduction

target

and

applied

the

Absolute

Contraction
Approach. For

all other

sectors within

scope, we

have defined

physical emissions

intensity targets,

applying the

Sector
Decarbonization Approach (SDA). The SDA assumes

global convergence of key sector’s

emissions intensities by 2050 and
we set our 2030 decarbonization targets to be in line with

this assumption.

Generally,

we

believe

that

most

sectors

are

best

steered

by

using

physical

emissions

intensity.

The

physical

emissions
intensity is a

metric that normalizes

emissions (e.g.

by a company’s

output). Through

intensity metrics, we

can monitor
whether

our corporate

clients, or

real

estate

assets

we are

financing,

are

becoming

increasingly

efficient.

In addition,
emissions intensity measures tend to be less volatile as these are less dependent on the amount of lending business that
UBS undertakes in different years.
Establishing absolute

emissions targets

could impose

constraints

on our

ability to

lend to

clients,

including those

with
lower carbon

intensity. This

might restrict

our ability

to support clients

as they

transition to a

low-carbon economy.

For
transparency, we

also disclose

the total

value of

absolute emissions

for the

sectors covered

by the

trajectories without
setting a target for absolute emissions other than for the fossil fuel sector.
Target governance (5)
Our 2030 lending sector decarbonization targets

were set at UBS Group level,

and were approved and are

continued to
be overseen

by the

CCRC. They

are

managed by

the business

divisions in

collaboration with

Group

Sustainability

and
Impact (GSI) and

the Group functions under the

leadership of the Group

Executive Board (the GEB) Lead for

Sustainability
and Impact.
We will continue to publicly

disclose our progress on

an annual basis, and

we aim, at a minimum,

to review our targets
every five years and, from 2030

onwards, to update the base year and

target values after every five-year period to ensure
consistency

with the

most

recent

climate

science

and best

practices.

It is

important

to note

that

progress toward

our
targets may not be linear and year-on-year volatility is expected due to changes in the portfolios’ composition over time.
All related

metrics shown

in the

tables below,

including financed

emissions, are

reported at

UBS Group level

to ensure
consistency. There is

an immaterial difference in

in-scope exposures and derived

metrics between UBS AG

and UBS Group
due to purchase price allocation adjustments recorded in UBS Group as a result of the acquisition of Credit Suisse Group
AG in

compliance with

IFRS 3,

Business Combinations.

A reconciliation

table for

both entities

is provided

below. As

of
end of

2022, Credit

Suisse AG

was not

part of

UBS AG,

therefore 2022

comparative

values are

not included

in these
tables.
1

For fossil fuels, (oil, gas and coal), we selected the scenario IEA NZE by 2050 as a reference to base our

2030 target. Our 2030 target is more ambitious than the reduction implied by this scenario.

Annual Report 2024 |
Sustainability Statement | Environmental information

Overview of our 2030 lending sector decarbonization targets and progress (UBS Group)
For the year ended 31.12.23
Gross lending
exposure Targets Progress
8
Sectors
Full value
chain
(USD bn)
1
Covered
with
targets
(USD bn)
1
Target scope
GHG
emissions
scope Scenario
Target
value
2021–
2030

target Unit
2021
baseline
2023
actuals
%
change
Residential real estate
3
384.7
242.4
Region
Switzerland
1,2
5
Energy Perspectives 2050+
ZERO basis (below 2°C)
21.1 (45%) kg CO
2
e / m
2

ERA
2
38.7 34.4 (11%)
Commercial real estate
3
102.1
Region
Switzerland
1,2
5
Energy Perspectives 2050+
ZERO basis (below 2°C)
16.2 (48%) kg CO
2
e / m
2

ERA
2
31.3 28.5 (9%)
Fossil fuels (coal, oil and
gas)
4
10.6 2.8
B.05, B.06,
C.19
6
1,2,3
IEA NZE 2050 - WEO 2023

(1.5°C)
7
19.4 (70%) million metric t CO
2
e 64.7 12.9 (80%)
Power generation 5.0 3.9
D.35.1.1,
D.35.1.3
6
1
IEA NZE 2050 - WEO 2023

(1.5°C)
136 (60%) kg CO
2
e / MWh 339 227 (33%)
Iron and steel 0.7 0.5 C.24.1
6
1,2
IEA NZE 2050 - WEO 2023

(1.5°C)
1.28 (27%)
metric t CO
2

/ metric t
steel
1.75 1.41 (20%)
Cement 1.1 1.0 C.23.5.1
6
1,2
IEA NZE 2050 - WEO 2023

(1.5°C)
0.48 (24%)
metric t CO
2

/ metric t
cementitious
0.64 0.62 (3%)
1 Full value chain includes all activities within each sector. Refer to target scope for details on sector coverage. Exposures are shown on a gross basis; gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees, and irrevocable loan commitments (within the scope of expected credit loss)

and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations).

2
ERA: Energy Reference Area.

3
Residential real estate includes
owner-occupied properties and

properties rented out on

a non-commercial scale. Commercial

real estate includes rented-out

properties in multi-family homes,

any other income-producing real estate,

and own-use
commercial real estate. The reported figures reflect the exposure linked to loans that are secured by real estate collateral .

4
For fossil fuels, a significant share of our gross lending exposure not covered by this target is commodity trade financing for which guidelines and methodologies have yet to be developed.

5
Residential real estate emissions scope covers owners' energy consumption only, Commercial real estate emissions scope covers owners' or tenants' energy consumption

only.

6
For corporate sectors, NACE

codes are referenced, the following parts of the value

chain are included in the targets scope: fossil

fuels: coal extraction,
oil and

gas upstream,

refining and

integrated companies;

power generation:

power generation

and integrated

electric utility

companies; iron

and steel:

production of

iron and

steel, hot

rolling and

coking coal
manufacturing; cement: production of cement and clinker.

7

For fossil fuels (oil, gas and coal), we selected the scenario IEA NZE by 2050 as a reference to base our 2030 target. Our 2030 target is more ambitious than the percentage reduction implied by this scenario.

8

Metrics are calculated based on gross lending exposures.
2030 lending sector decarbonization targets and progress (UBS Group - UBS AG reconciliation)
1
For the year ended 31.12.23
UBS Group UBS AG
Sectors with target
2021 baseline

2023 actuals Reduction to date 2023 actuals
Swiss residential real estate 38.7 34.4 (11%) 34.5
Swiss commercial real estate 31.3 28.5 (9%) 28.7
Fossil fuels (coal, oil and gas) 64.7 12.9 (80%) 13.1
Power generation 339 227 (33%) 228
Iron and steel 1.75 1.41 (20%) 1.43
Cement 0.64 0.62 (3%) 0.62
1

Metrics are calculated based on gross exposures.
Financed emissions covered by lending sector decarbonization targets (UBS Group)
For the year ended 31.12.23
Gross lending
exposure

(USD bn)
1
Outstanding
exposure

(USD bn)
2
Financed
emissions,
scopes 1 and 2
(mt CO
2
e)
3
Financed
emissions,
scope 3

(mt CO
2
e)
3
PCAF score,
scopes 1 and
2
4
PCAF score,
scope 3
4
Economic
intensity

(mt CO
2
e /
USD bn)
3
Exposure covered by target
Swiss residential real estate
5
242.4 240.6 1.2 4.1 0.01
Swiss commercial real estate
5
102.1 101.4 0.8 4.1 0.01
Fossil fuels (coal, oil and gas) 2.8 0.8 0.2 3.3 1.3 1.5 4.60
Power generation 3.9 0.9 1.1 2.1 1.15
Iron and steel 0.5 0.2 0.2 1.7 0.90
Cement 1.0 0.1 0.4 4.1 3.74
Exposure not covered by target
Other non-financial corporates and real estate mortgages 142.0 81.1 2.5 0.2 4.8 5.0 0.03
Estimated total non-financial corporates and real estate mortgages
6
494.7 425.1 6.4 3.5
Financial services firms, private individuals and other 284.7 216.4
Total exposure 779.4 641.5
1
Gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees, and irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS

Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with

IFRS 3, Business Combinations).

2
Outstanding exposure includes total on-balance sheet loans

and advances to customers (within the scope

of expected credit loss) and is based on consolidated

IFRS numbers.

3 Based on outstanding exposure.

4 PCAF scores shown represent weighted average based on outstanding exposures.

5
Residential real estate includes owner-occupied properties

and properties rented out on a non-commercial scale. Commercial real estate includes rented-out properties in multi-family homes, any other income-producing real estate, and own-use commercial real estate. The reported figures reflect the exposure linked to loans that are secured by real estate collateral
.

6
Based on outstanding exposure which

includes total loans and advances to customers

and guarantees as well as irrevocable

loan commitments. For consistency and comparability purposes, shipping related exposures as reported in 2023 are now aggregated in this line.

Annual Report 2024 |
Sustainability Statement | Environmental information

The sectors

for which

decarbonization targets

have been

set represent

352.7bn,

or 45%,

of the

USD 779.4bn

in total
gross

lending

exposure

for

2023,

and

71%

of

the

USD

494.7bn

in

gross

lending

exposure

for

which

data

and
methodologies are available

to estimate emissions.

These sectors

account for 7.2

million metric tons

of CO
2
e emissions
financed, or 73% of the total financed

emissions of 9.9 million metric tons. We expect the

coverage to change over time
as the availability and quality of data improve.
Decarbonization levers and key actions underpinning our lending sector decarbonization targets
To

underpin our lending sector decarbonization targets, we assessed the impact of two decarbonization levers. Through lever 1,

we assess

the effects

of our

clients’ disclosed

decarbonization

commitments

on our

future

expected portfolio
intensities. Lever 2 focuses on managing our portfolio to achieve the remaining required intensity

reductions.
In

addition,

we

identified

key

actions

relevant

to

both

levers,

outlining

how

we

support

our

clients

in

realizing

their
decarbonization

commitments

and how

we manage

our portfolio

toward achieving

our targets:

i) providing

products
and services;

ii) engaging

with clients;

and iii)

monitoring progress

against targets

through our decarbonization

control
framework.
Lever 1: Clients’ disclosed decarbonization commitments
To

understand

the

current

decarbonization

ambitions

of

our

clients,

we

conducted

a

review

of

our

clients’

currently
disclosed decarbonization commitments and transition plans. On this basis, we assessed the future potential aggregated reduction

of our

portfolio

intensities for

the power

generation,

iron and

steel and

cement sectors,

assuming that

our
clients realize their decarbonization commitments and transition plans. Through actions 1 and 2 outlined below, we aim
to support our clients in realizing their

decarbonization commitments.
We

recognize

that

our

clients’

realization

of

their

emission

reductions

has

dependencies

on

various

factors

and

that
financial

institutions

have

limited

direct

influence

over

clients’

transition

abilities

or

the

speed

at

which

the

transition
happens. We constantly track our clients’ progress toward their disclosed commitments and assess the influence of them
meeting their commitments on our own trajectories.
Lever 2: Portfolio management
To work toward the remaining required reduction of

our portfolio intensities

to realize our lending

sector decarbonization
targets,

we

aim

to

manage

our

portfolio.

This

can

be

done

at

the

business

selection

stage,

which

is in

line

with

our
sustainability risk

process.

It may

trigger enhanced

due diligence

for transactions

in carbon-intensive

sectors that

have
higher

climate-related

impacts

and

risks,

as

well

as

trigger

the

pre-deal

assessment

review

of

deals

against

our

set
decarbonization

thresholds.

It can

also be

done through

the exit

from

or maturity

of our

Non-core

and Legacy

loans,
which contribute

to the

adjustment of

our lending

exposure and

associated carbon

intensity.

Through actions

1 and

2
outlined below, we aim

to support our clients’ climate transition,

while action 3 allows us to track our performance

and
manage progress toward our

targets.
Although

we

continue

to

take

steps

to

align

our

in-scope

business

activities

with

our

decarbonization

targets,

it

is
important to note

that progress toward

our targets may

not be linear.

Our priority is

to support our

clients in the

transition
to

a

low-carbon

world,

and

their

transition-financing

needs.

Collaboration

across

the

private

and

public

sectors

is
required.

The

decarbonization

of

the

global

economy,

emission

reductions

by

clients

and

the

realization

of

our

own
targets and ambitions all depend

on various factors outside our

direct influence. Clear guidance by governments

through
thoughtful regulations, policies and incentives, the development and scaling of key technologies and broader changes in the behavior of our society are needed.
›
Refer to "Non-core and Legacy" in the "Our businesses"

section of this report for more information
Action 1: Providing products and services
We

offer

sustainable

and

sustainability-linked

financial

advice

and

solutions

(advisory,

lending,

basic

banking

and
transition financing

solutions) to

support our

clients’ climate

transition. These

solutions can

be on-balance

sheet

(e.g.
green or sustainable loans and mortgages) or

off-balance sheet (e.g. access to debt

and equity capital markets). They can
also include transaction structuring.
For example, in Personal & Corporate Banking, we offer

sustainability-linked loans (SLLs) to incentivize the borrowers to
achieve their sustainability performance targets. Our SLL

offering is open to eligible corporate clients from all sectors that wish to reflect their sustainability ambitions in their funding strategy and to benefit from meeting agreed
sustainability performance targets. The SLLs have specific

sustainability-related key performance indicators that are
agreed with each client.

We continue to develop and refine our sustainable finance

solutions and approaches on an ongoing basis.
Action 2: Engaging with clients
In 2024, to support

our review of

our clients’ disclosed decarbonization

commitments and transition

plans (lever 1), we
developed the

Company Transition Assessment Scorecard (CTAS). The CTAS was

designed to

support a range

of purposes
in the future, including

the support of our clients’

climate transition through

engagement. By understanding our

clients
better,

we aim

to work

alongside them

to assist

with their

climate transition

efforts. This

can include

encouraging the
disclosure of current emissions, setting

future decarbonization targets in line

with Paris Agreement-aligned pathways and
developing credible transition plans.
›
Refer to “Supporting our climate approach: key enabling

actions” in this section for more information about

the CTAS

Annual Report 2024 |
Sustainability Statement | Environmental information

Action 3: Monitoring progress against targets through our

decarbonization control framework
We

implemented

a

decarbonization

control

framework

to

track

our

performance

and

manage

progress

toward

our
lending sector decarbonization targets. This framework has

been approved at GEB level and

has been integrated into our
sustainability and climate risk policy framework.
For in-scope

sectors,

the

performance

and associated

changes

in

the

lending

portfolio

are

discussed

during

quarterly
performance reviews with business division representatives

(Global Wealth Management, Personal & Corporate

Banking
and the Investment

Bank) and our

sustainability and climate

risk unit. This

includes an analysis

of trends and

significant
changes in exposures,

emissions or criteria that

are deemed to influence

the target metrics. Possible

measures to be taken
by the business divisions are also discussed.
For

in-scope

corporate

sectors

for

which

decarbonization

targets

have

been

set,

we

have

established

a

pre-deal
assessment

process

to

review

the

impact

of

relevant

transactions

that

are

within

the

scope

of

our

lending

sector
decarbonization targets.

For each

in-scope sector,

risk tolerance

thresholds have

been defined

at business

division and
Group levels. An internal tool enables the business divisions to evaluate the potential impact of a new transaction on the
portfolio. An escalation process has

been put in place

should a transaction exceed

these thresholds. Transactions are then
also reviewed by

the business division

representatives and

can be further

escalated up to

GEB level if

required. The

risk
tolerance thresholds are

defined annually and the

utilization of the

agreed thresholds is monitored

on a quarterly

basis.
Relevant staff in the business divisions have been trained on these requirements.
Performance against targets

and outlook
For the

in-scope lending

sectors for

which decarbonization

targets

have been

set, the

following sections

describe, for
each sector:
– the scope of the target and relevance for our business divisions;
–
the progress

against the

sector

target

and the

indicative

trend

line,

including the

main

drivers for

the reduction

or
increase of absolute emissions / emissions intensity;
–
the impact of the

decarbonization levers and a description

of key actions taken,

where relevant (note that not

all levers
apply to all target sectors); and
–
a description of the key dependencies.

Our lending

sector decarbonization

targets have

a critical

dependency on

the overall

progress made

by all

sectors and
countries.
Swiss residential real estate
The

scope

of

the

decarbonization

pathway

for

residential

real

estate

lending

is

limited

to

our

financing

activity

in
Switzerland across Personal & Corporate Banking

and Global Wealth Management.
The required 45% reduction

to realize our 2030

target is slightly

more ambitious than

the decarbonization rate

implied
by the Swiss government’s Energy

Perspectives 2050+ ZERO Basis (EP

2050+) scenario for residential

buildings, which is
44%.

For

the

target

scope,

this

scenario

is

a

representative,

country-specific

pathway,

reflective

of

the

government’s
climate strategy. The

EP 2050+ also informs

Switzerland’s decarbonization ambitions for real

estate as set

out in the

Swiss
Climate and Innovation Act.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

11%

against

the

2021
baseline, with

an emissions

intensity of

34.4

kg CO
2
e /

m
2

ERA (Energy

Reference

Area). The

reduction

was

primarily
driven by an increased share

of financed properties with

non-fossil-fuel heating. Our estimated

emission intensity is 1%
below the 2023 level of our indicative trend line to 2030

(34.8 kg CO
2
e / m
2

ERA).
To further decarbonize our real estate

portfolio in alignment with the Swiss

government’s decarbonization ambitions, we
remain dependent

on technical

advances and

concerted policy

action, for

example, by

incentivizing improved

building
efficiency and the use

of non-fossil-fuel heating systems. We

will continue to work

with the government and

our industry
peers to align on the required actions.
We remain committed to

doing our part and

supporting our clients in reducing

the emissions intensity of their

properties.
This includes raising the awareness of our existing and prospective clients regarding the climate impact of real estate and
helping our existing

clients decarbonize their properties

through renovations. For example,

we provide access

to an online
renovation journey and calculator

for owner-occupied real

estate, enabling our clients

to work out expected

renovation
costs and

timelines, the

CO
2
e emissions

footprint and

the energy

consumption levels

before and

after renovation.

For
renovations or acquisitions of energy-efficient properties, we offer preferential financial conditions to clients through our
UBS

Mortgage

Green,

UBS

Mortgage

Energy

and

UBS

Mortgage

Renovation

products.

In

2024,

our

partner

Norm
Technologies launched an

offering for our

new and existing

mortgage clients to

carry out a

tailored, digital energy

analysis
for them to gain an improved understanding of the climate

impact of their properties.
Swiss commercial real estate
The

scope

of

the

decarbonization

pathway

for

commercial

real

estate

lending

is

limited

to

our

financing

activity

in
Switzerland across Personal & Corporate Banking

and Global Wealth Management.
The required

48% reduction

required to

realize our

2030 target

is in

line with

the decarbonization

rate implied

by the
Swiss government’s EP 2050+ scenario for residential buildings and services, which is also 48%.

Annual Report 2024 |
Sustainability Statement | Environmental information

As at

the end of

2023, our

estimated emissions intensity

for the

portfolio had decreased

by 9% against

the 2021 baseline,
with an emission

intensity of 28.5

kg CO
2
e / m
2

ERA. The

reduction was primarily

driven by an

increase in the

share of
financed properties

with a

good-quality building

envelope that

reduces

heat loss.

Our estimated

emissions intensity

is
2% above the 2023 level of our indicative trend line to 2030 (28.0 kg CO
2
e / m 2

ERA).
To further decarbonize our real estate

portfolio in alignment with the Swiss

government’s decarbonization ambitions, we
remain dependent

on technical

advances and

concerted policy

action, for

example, by

incentivizing improved

building
efficiency and the use

of non-fossil-fuel heating systems. We

will continue to work

with the government and

our industry
peers to align on the required actions.
We remain committed to

doing our part and

supporting our clients in reducing

the emissions intensity of their

properties.
This includes

helping our

existing clients

to decarbonize

through renovations

and providing

the respective

financing. In
2024, we launched the UBS Loan Green,

which is designed for clients planning new low-energy constructions or energy-
efficient

renovations,

or

purchasing

energy-efficient

properties.

The

product

provides

tailored

financing

and
comprehensive expert advice and accepts various building

certifications.

Furthermore, in 2024, we teamed up with Wincasa, a leading Swiss property services provider, to launch a new advisory
solution, UBS Renovation Services, for investment property owners planning energy upgrades. The service offers tailored analysis

of

the

renovation

potential,

a

detailed

feasibility

study

and

coordination

of

construction

planning

and
management through a network of specialized real estate

companies.
Fossil fuels (oil, gas and coal)
Our fossil

fuel portfolio

is concentrated

in a

small number

of corporate

clients in

the Investment

Bank and

Personal &
Corporate Banking with limited exposure from

Global Wealth Management.
As at the

end of 2023,

our estimated total

financed emissions for the

fossil fuels portfolio have

decreased by 80%

against
the 2021

baseline,

accounting to

12.9 million

metric tons

of CO
2
e. From

2021 to

2022, there

was a

29% reduction,
primarily driven by an overall

reduction of the financed

portfolio and a significant

decrease in exposure to coal.

In 2023
our portfolio had a number of loans that were classified as non-core, and as of 31 December

2023, these loans were no
longer

held in

line

with the

strategy

of the

Group, primarily

driving

the

remaining

reduction.

Our estimated

financed
emissions are 76% below the 2023 level of our indicative

trend line to 2030 (54.6 million metric tons of CO
2
e).
With the remaining concentrated portfolio, we

would not expect the same

level of emission reductions over

the next few
years. Achieving our target requires collaboration

across the private and public

sectors due to the reliance on fossil

fuels
for energy security and because it is the most affordable

source of energy in many countries.
Power generation
Our power

generation portfolio mainly

consists of

corporate clients in

the Investment Bank,

Personal &

Corporate Banking
and Global Wealth Management.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

33%

against

the

2021
baseline, with an

emissions intensity of

227 kg CO
2
e / MWh.

The reduction was primarily

driven by a

decrease in exposure
to clients with

relatively high

carbon intensity, including

loans that were

classified as non-core.

In Personal &

Corporate
Banking,

our clients

in the

power

generation

sector,

who

have

a

significant

share

of renewable

energy

production in
Switzerland,

further

contributed

to

our

emissions

intensity

being

below

the

International

Energy

Agency

(the

IEA)
benchmark. Our estimated

emission intensity is

23% below

the 2023 level

of our indicative

trend line to

2030 (294 kg
CO
2
e / MWh).
We expect a

further decrease in

intensity based on

our assessment of

our clients’

disclosed decarbonization commitments,
assuming that our clients realize those decarbonization commitments.
We aim to manage our portfolio by engaging with our clients to support them in adapting their energy mix and increase
our own exposure

to sources

of energy

with lower

emissions. We

expect the

reduction of

loans that

were classified

as
non-core to further contribute to a decrease in the portfolio intensity.
Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
right policies,

incentives and frameworks

to be in

place. Recent

data indicates that

investment of around

USD 2trn per
annum is going toward clean energy,

which represents two thirds of the

global energy investment. This increase is

mainly
driven by emissions reduction targets and the need to guarantee energy security.
1
Iron and steel
Our iron and steel portfolio

is concentrated in a

small number of clients in

the Investment Bank and Personal

& Corporate
Banking with limited exposure from

Global Wealth Management.
As

at

the

end

of

2023,

our

estimated

emissions

intensity

for

the

portfolio

had

decreased

by

20%

against

the

2021
baseline, with an emissions intensity of

1.41 metric tons of CO
2

/ metric ton of steel.

The reduction was primarily driven
by existing clients reducing their carbon intensities, a decrease in loans that were classified as non-core, and an increased
share of exposure to

secondary steel production clients

with lower intensities. Our

estimated emissions intensity

is 14%
below the 2023 level of our indicative trend line to 2030

(1.64 CO
2

/ metric ton of steel).
1

https://www.iea.org/reports/world-energy-investment-2024/

Annual Report 2024 |
Sustainability Statement | Environmental information

We expect a

further decrease in

intensity based on

our assessment of

our clients’

disclosed decarbonization commitments,
assuming that our clients realize those decarbonization commitments.
We will continue

to finance our

clients’ transition to

support shifting production

to reduce the

sector’s reliance on

coal
while increasing scrap production and the use of direct reduction and electric arc furnaces.
Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
commercialization

and scaling

up of

low-carbon

steelmaking

technologies,

which requires

research and

development,
and robust policy and market incentives.
Cement
Our cement portfolio consists of corporate clients in Personal

& Corporate Banking and the Investment Bank.
As at

the end of

2023, our

estimated emissions intensity

for the

portfolio had decreased

by 3% against

the 2021 baseline,
with an emissions

intensity of 0.62

metric tons

of CO
2

/ metric ton

of cementitious. The

reduction was primarily

driven
by a

decrease in

intensity by

our existing

clients. Our

estimated emissions

intensity is

2% above

the 2023

level of

our
indicative trend line to 2030 (0.60 metric tons of CO
2

/ metric ton of cementitious).
We believe our

main clients

in the

cement industry

are best in

class in

terms of

ESG (environmental, social

and governance)
disclosures

and

externally

verified

emissions

reduction

targets,

some

of

which

include

interim

2030

targets.

We

will
continue

to

finance

our

clients’

transition,

potentially

increasing

our

exposure

with

appropriate

sustainability-linked
product offerings or project ring-fencing, and advising on various transactions, such as the acquisition of assets, disposal of certain business lines, equity raises and share

buybacks.

Reaching our

target requires

collaboration across

the private

and public

sectors. The

sector remains

dependent on

the
right policies and

incentive frameworks

being in place.

Specifically in

the cement

sector,

production emissions

intensity
has remained flat in recent years, highlighting

the need for technological disruption.
Our approach to measuring facilitated emissions from our capital markets business
Our role in capital market transactions helps our clients to access capital for their businesses. We facilitate capital-raising
by clients, and we believe it is important

to monitor the related emissions from

these transactions. The Investment

Bank
offers clients access to the primary and secondary

public capital markets and private capital transactions.
Facilitated

emissions

differ

from

financed

emissions

in

two

respects:

firstly,

they

are

off-balance

sheet

(representing
services rather

than financing)

and, secondly,

our role

is completed

within a

short time

frame rather

than a

long-term
loan-related

exposure.

As

a

result,

and

in

line

with

industry

guidance,

we

distinguish

between

on-balance

sheet
“financed” and off-balance sheet “facilitated” emissions.

By disclosing

our facilitated

emissions for

selected carbon

-intensive sectors

for public

capital markets

transactions, we
aim to provide

transparency regarding the emissions

we facilitate as

a result of

our capital market

activities. Our facilitated
emissions

are

calculated

following

the

PCAF’s

Global

GHG

Accounting

and

Reporting

Standard

–

Part

B

Facilitated
Emissions (first version, December 2023) for facilitated emissions, including public equity capital markets and public debt capital

markets,

where

we

held

a

lead

bookrunner

or

lead

manager

/

co-manager

role

in

the

transaction.

Facilitated
emissions are not shown for the 2024 reporting year, due

to the inherent time lag in the availability of emissions data.

It is important to note that

these facilitated emissions are dependent

on the capital markets activity

during the year and
our market share is expected to fluctuate in our year-on-year reporting.
We continue to

review and assess

emerging industry guidance and

target-setting methodologies for facilitated emissions.

We review and assess Global Banking transactions and employ a robust business selection process for mandates that are accepted. This means that, in

our capital markets activities for carbon-intensive sectors,

we consider the potential climate
and sustainability

impacts of

the transaction

and related

material risks

and opportunities,

in line

with our

sustainability
and climate risk policy framework.
Facilitated emissions for selected carbon-intensive sectors (UBS Group)
For the year ended
31.12.23 31.12.22
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Selected carbon-intensive
sectors
1
6.5 1.3 1.8 1.6 1.7 0.46 12.0 2.0 2.3 1.6 2.3 0.35
Selected carbon-intensive
sectors as % of total 5.3% 5.7%
Other sectors

117.7 197.7
Total facilitated amount
3
124.2 209.7
1

Selected carbon-intensive sectors are the following: fossil

fuels (coal, oil and gas), power generation,

iron and steel, aluminum, cement, automotive and

air transportation. Agriculture and real estate

are excluded
due to the limited data availability.

2

The PCAF data quality score has been combined for the key sectors and weighted by the facilitated amount.

3

Includes all sectors.

Annual Report 2024 |
Sustainability Statement | Environmental information

Supporting our investing clients’ low-carbon transition
We are committed to supporting our investing clients in the transition to a low-carbon world in line with our obligations to our clients, including

fiduciary duties as an

investment manager and on the

terms of the mandates agreed

with clients.
We offer a distinct approach to client investments,

which focuses on solutions and engagement

activities that empower
clients to

achieve

their transition

goals. We

have identified

six key

strategic actions

to support

our investing

clients in
Asset

Management

and

Global

Wealth

Management.

It

is

important

to

note

that

not

all

these

strategic

actions

are
relevant to

both business

divisions,

or to

all regions

within a

division, and

our progress,

where applicable,

may not

be
linear or simultaneous.
–
Develop our platform

of available climate

-related strategies, products

and solutions to

facilitate our investing

clients’
transition to a low-carbon world.
– Engage investee companies to encourage them to adopt credible climate transition plans and manage climate-related risks and opportunities (applicable to Asset Management only).
–
Collaborate

with

third-party

fund

managers

to

understand

their

climate

transition

plans

and

approach

to

consider
climate-related risks

and opportunities

(applicable to

Global Wealth

Management only),

where the

legal framework
allows.
–
Support clients’

progress on

their climate

objectives through

education sessions

and thought

leadership, along

with
portfolio construction

and transparency,

aiming to

assist clients

who seek

awareness of

mitigating climate

risks and
identifying transition opportunities in their investments.
–
Provide employees with the training, tools

and information necessary to support

our clients to navigate the transition
to a low-carbon world in accordance with their climate

objectives.
–
Engage with policymakers on key topics such as regulations

and policy development.
Details by business division on each strategic action are provided in the respective sections below.

›
Refer to “Supporting our climate approach: key enabling

actions” in this section for more information about our

Group initiatives
Asset Management

Asset Management is committed to supporting our clients in

achieving their climate-related investment goals. In the UBS
Group Sustainability Report 2023, we referred to the target set by Asset Management aiming, by 2030, to align 20% of
UBS AG

Asset Management’s

total assets

under management

(AuM) with

net zero.

Given the

integration taking

place
within Asset

Management, we

are review

ing the

legacy target

set prior

to the

acquisition of

the Credit

Suisse Group

,
taking into

account all

of the

AuM of

the combined

businesses. We

have therefore

withdrawn the

target. We

remain
committed to supporting the Paris Agreement climate goals

in line with global efforts. At the end of 2024, we recorded
USD 64.4bn of total assets as having a net-zero

ambition, compared with USD 35.5bn at the

end of 2023.
Aligned

to

our

overall

approach

for

supporting

our

investing

clients,

Asset

Management

has

adopted

key

policies,
guidelines and frameworks,

along with actions

to manage

our climate-related

impacts and realize

opportunities. These
policies and actions are outlined below.
Our climate-related policies, guidelines and frameworks
Specific policies, guidelines and frameworks

are in place and aim

to manage climate-related

impacts and the realization
of opportunities within Asset Management.
The

climate

risk

integration

guidelines
describe

the

approach

toward

integrating

the

physical

and

transition

risks

of
climate change into the

assessment of public market issuers

and investment portfolios. The

guidelines identify companies
with elevated climate

risks and set

steps for

assessment of the

specific risks

and mitigation actions,

which are incorporated
into investment decision-making. The scope of the framework covers listed equity and corporate bonds. The most senior level accountable for the implementation of the guidelines

is the head of the Sustainable Investing team.
The net-zero alignment framework has been

established to guide the internal classification

and development of products
and

solutions

meeting

clients’

needs

for

net-zero

investing.

The

framework

describes

a

range

of

methodologies

for
determining the net-zero

ambition of investment

products and covers

investments in public

equities and corporate

bonds,
sovereign bonds, direct

real estate, direct

infrastructure, carbon markets

and private debt.

In 2024, the

framework was
reviewed and

updated to

reflect further

developments of

industry guidance.

The most

senior level

accountable for

the
implementation of the guidelines is the head of the Sustainable

Investing team.
Climate-related investing metrics

The table

below provides

metrics related

to the

investments of

our Asset

Management division.

Investment-associated
emissions are

provided based

on the

recommendations

of the

Task

Force on

Climate-related

Financial Disclosure

s

(the
TCFD) and

are derived

from the

GHG emissions

(scopes 1

and 2)

attributed to

the issuers

and the

positions within

the
investment portfolios we

manage. The metrics

are calculated for portfolios

where emissions data is

available and primarily
covers

our

equity,

fixed

income

and

multi-asset

portfolios,

accounting

for

48%

of

the

total

invested

assets

of

Asset
Management.
The design

of the

table has

been changed

with a

view

to simplifying

the presentation

of the

metrics. It

now includes
three

commonly

used

metrics

for

investment-associated

emissions

for

Asset

Management.

Furthermore,

it

provides
carbon intensity metrics for equity and fixed income asset

classes.

Annual Report 2024 |
Sustainability Statement | Environmental information

Absolute

carbon

emissions

increased

year

on

year

primarily

due

to

inclusion

of

Credit

Suisse

portfolios

and

greater
coverage for

fixed income portfolios.

Carbon intensity

for Asset

Management decreased

as a

result of an

overall fall in
carbon intensity

across the

equities asset

class driven

by increased

equity market

valuations, partially

offset by

a rise

in
the carbon intensity of fixed income.
Climate-related investing metrics – portfolio emissions (Asset Management)
For the year ended
31.12.24 31.12.23
Asset Management Investment-associated carbon emissions:
Carbon emissions (absolute in million metric tons of CO
2
e)
1,2
54.8 41.3
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
56.5 62
Carbon intensity (in metric tons of CO
2
e per USD m of revenue)
1
101.2 103.6
Equities Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
38.5 45.6
Carbon intensity (in metric tons of CO
2
e per USD m revenue)
1
90.4 101.5
Fixed income Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested)
1
108.3 84.2
Carbon intensity (in metric tons of CO
2
e per USD m revenue)
1
130.9 122.5
1

Based on data for scope

1 and 2 GHG

emission of investee companies

from a third-party

data provider and positions

held in investment portfolios.

Note the scope of

the portfolio emissions metrics

reported for
2024 is Asset Management,

and includes Credit Suisse

portfolios which have migrated

onto UBS platforms by

the end of the

year. This

process is carried

out in waves and

will continue until

the end of 2025

at a
minimum. The scope of the metrics reported for 2023 is UBS AG Asset

Management only and excludes Credit Suisse portfolios.

2

2023 absolute carbon emissions have been restated from 46.3

to 41.3 million metric
tons of CO
2
e.
Our key climate-related actions
Asset Management aims

to manage its

climate-related impacts

and realize

opportunities through

the actions described
below.

These

actions

are

only partially

and indirectly

connected

to the

investment-associated

emissions

we report

for
Asset Management and for the selected asset classes.

Action 1: Develop our platform of available climate-related

strategies, products and solutions

Asset Management has

a broad

sustainable investing product

shelf that includes

traditional and alternative

funds, ETFs
and mandates with broad sustainability

and climate orientations. Examples of

such products include strategies that invest
in climate solutions, the

energy transition, infrastructure debt, green real estate

and more. To meet our client preferences
and demand, we continuously review our suite of

sustainability and climate-related portfolios.

In 2024, we expanded our offering

in the net-zero fixed income space to

cover both corporate and sovereign issuers. We
partnered

with

Bloomberg

to

create

The

Bloomberg

Global

Treasury

Net

Zero

Progress

Index,

a

net-zero

sovereign
progress index. This

methodology served

as the benchmark

index for converting

two of our

existing funds

to net-zero-
aligned strategies: the UBS (CH) Investment Fund – Bonds Global ex CHF Government

Net Zero Ambition Index, and the
UBS (CH) Investment Fund – Bonds Global Corporate Climate

Aware Hedged NSL, respectively.

We added

two low

carbon

ETFs to

support the

preferences of

clients wishing

to reduce

carbon emissions

in their

ETF
investments: the UBS (Irl) ETF plc – MSCI Canada ESG Universal

Low Carbon Select UCITS ETF, and the UBS (Irl)

ETF plc –
S&P

500

Climate

Transition

ESG

UCITS

ETF.

These

strategies

target

investee

companies

reducing

carbon

emission
intensities alongside exclusions in fossil fuel extraction and thermal coal power.

The table below shows progress related to total assets with

a net-zero ambition.

The increase in the value of assets with net-zero

ambition was driven by an increase in the number

of net-zero ambition
portfolios

and

market

performance.

The

classification

of

additional

net-zero

ambition

portfolios

resulted

from

newly
launched

portfolios,

changes

to

existing

portfolios

and

a

refinement

to

the

Asset

Management’s

net-zero

alignment
framework to align with current industry standards and best

market practice.
Climate-related investing metrics: Opportunities – net-zero investing (Asset Management)
For the year ended
31.12.24 31.12.23
Assets with net-zero ambition (USD bn)
1
64.4 35.5
Number of net-zero ambition portfolios
1
49 35
Net-zero ambition assets share of total assets under management

(%)
2
3.6 2.9
1

Credit Suisse portfolios are in the process of being assessed in the context of the Asset Management's net-zero alignment framework to identify portfolios with a net-zero ambition and are therefore not reflected in the reported metrics.

2

For 2024, the

total assets under management

represent Asset Management

including Credit Suisse.

For 2023,

the total assets under

management represent UBS

AG Asset Management
excluding Credit Suisse.
Action 2: Engage investee companies
Asset Management has had

a dedicated climate engagement

program focused on investee

companies in place for over
six years. This program is based on selecting companies that make a significant contribution to portfolio emissions across
listed

equity

and

corporate

fixed

income

investment

portfolios.

This

engagement

is

based

on

a

set

of

expectations
published on

our website

from which

company

specific engagement

objectives are

developed, supplemented

with an
evidenced-based research

framework, along with

sector-specific

standards addressing

governance, corporate

transition
plans and exposure to sector-specific

decarbonization levers across business operations

and the value chain.

Annual Report 2024 |
Sustainability Statement | Environmental information

In

its

private

markets

business,

Asset

Management’s

active

ownership

on

climate

change

is

integrated

into

the
management

of

its

funds

and

is

implemented

by

all

operational

functions

throughout

the

ownership

cycle

of

an
underlying

project.

This

spans

from

development

or

acquisition

to

the

ongoing

asset

management,

renovation

and
maintenance, through to sale.
Action 3: Support clients’ progress on their climate

objectives
Asset

Management

recognizes

that

its

approach

to

climate

change

investment

is

determined

by

clients’

choices.
Therefore,

we aim

to play

a role

in helping

our clients

to achieve

their climate

objectives, working

collaboratively with
them on

climate risk

management by

providing information

about best

practices and

approaches for

portfolios with

a
net-zero ambition. This includes

supporting climate-oriented portfolio construction

through internal transition readiness
assessment methodologies, transparency on climate

-relevant data metrics and thought leadership.
In 2024,

Asset Management

supported clients

in a

variety of

ways reflecting

the specific

needs of

the clients

involved.
We created

thought pieces

and guidance

for clients

on climate

change aspects

of investing.

We supported

a client

in
meeting the

need for

decarbonizing the

sovereign part

of a

portfolio. We

also assisted

a retail

bank with

developing a
net-zero multi-asset

offering for its

client, along

with methodology

and building

blocks for a

fund-of-funds solution.

A
further example is

our development of a

net-zero ambition corporate bond

fund for Swiss institutional

clients. As a result,
we have increased the shelf of products that we offer to

clients with a climate-related perspective.
During the

year, Asset

Management published

a Climate

Aware report

showing decarbonization

path visualizations.

It
also published a

series of insights

on approaches to

COP29, physical risks,

battery power and

natural capital, as

well as
an engagement for impact report,

an IPE special report

and a climate report

that provided an overview of

its commitment
and actions to the energy transition.

Action 4: Provide employees with training, tools and information
Asset Management provides relevant

training, tools and information to its employees

to support clients in the transition
to a

low-carbon world.

With the

aim of

enabling the

alignment of

the activities

of Asset

Management’s employees

to
the

division’s

sustainable

investing

goals,

Asset

Management

delivered

an

ESG

talk

series

and

updated

Group
foundational

sustainable

investing

training

aimed

at

an

Asset

Management

audience.

It

enhanced

role-specific
sustainable

investing

know-how

by

running

the

first

Berkeley

UBS

external

certification

program.

It

also

conducted
regulatory

learning sessions

educating investment

professionals

on sustainable

investing regulatory

and greenwashing
risks.
›
Refer to “Supporting our climate approach: key enabling

actions” in this section for more information about our

Group-wide
training and culture activities
Action 5: Engage with policymakers
Asset Management undertakes engagement with the industry and government with the aim of providing input to policy and regulation in the development of well-functioning

markets.
With respect

to climate

change, Asset

Management engages

with key

stakeholders such

as national

and international
policymakers through

industry forums,

including the

European Fund

and Asset

Management Association

Stewardship,
Market

Integrity

and

ESG

Investment

Standing.

In

Switzerland,

Asset

Management

is a

member

of

Swiss

Sustainable
Finance and the Asset

Management Association Switzerland

Working Groups on Sustainable

Finance, including a focus
on developing the Swiss Climate Scores methodologies and

the Swiss Stewardship Code.
›
Refer to “Supporting our climate approach: key enabling

actions” in this section for more information about the Group’s initiatives on industry, governments and public sector engagement
Global Wealth Management

Global Wealth Management is a distributor of investment solutions, including those that focus on climate. We recognize
that

some

investors

may

have

decarbonization

ambitions

or an

interest

in

investing

in

the

transition

to

a

low-carbon
world, therefore

we

aim to

provide

a

range

of solutions

for

private

investors

and

family

offices

to address

their

own
decarbonization targets

where possible.

We may

seek to

do this through

allocations to

climate-related

solutions in our
discretionary mandates where relevant

and available, and by curating climate investment options for advisory portfolios.
The focus on

providing a

range of credible

solutions is complemented

by building investor

awareness, driving

solutions
innovation across

asset classes

and strategies, and

providing investors

with the tools

to understand their

portfolios in a
climate

context.

However,

the

available

solutions,

approaches

and

climate-related

data

and information

will

differ

by
region.
Our key climate-related actions
Action 1: Develop our platform of available climate-related

strategies, products and solutions

Global Wealth

Management

aims to

support climate

change mitigation

by providing

options for

private investors

and
family

offices

to

address

their

own

decarbonization

objectives

where

possible.

In

2024,

Global

Wealth

Management
continued

to

increase

the

number

of

investment

solutions

across

asset

classes

and

strategies

to

support

clients’
decarbonization objectives.

Annual Report 2024 |
Sustainability Statement | Environmental information

Action 2: Support clients’ progress on their climate objectives
We aim

to support

our clients

in making

progress

on their

climate objectives

through

education, investment

research,
and portfolio

construction and transparency. Our investment specialists

provide investment insights

to clients and

advisors
on various climate-related and

transition-investing topics, given the

importance of climate change

for capital markets

and
business

models.

This

includes

incorporating

climate

considerations

into

portfolios,

setting

portfolio

decarbonization
targets and building exposure to carbon markets.
In 2024, we continued to provide coverage

of climate-related and broader sustainable investing topics in publications for private clients.

Our Chief

Investment Office identified

three key sustainability

themes for the

year that encompass

different
areas

of

the

transition

to

the

low-carbon

world:

the

industrial

transition,

sustainable

infrastructure,

and

water

and
agriculture.

Throughout

the

year,

we

provided

a

private

investor

perspective

on

investment

opportunities

tied

to

the
transition. Our

analysts covered

a broad

range of

topics, including,

but not

limited to,

longer-term investment

themes
(e.g. energy efficiency, the energy transition(s), smart mobility,

the circular economy, and the blue economy), investments
in

renewable

energy

infrastructure,

decarbonization

of

high-climate-impact

sectors

(e.g.

cement,

steel

and

shipping),
climate risks and opportunities tied to artificial intelligence, implications for the transition from global election outcomes.
We activated

this content internally

and externally

through a

variety of

channels, including video

content, social

media
campaigns and podcasts in collaboration with industry partners,

as well as through our website.
We also

continue to

see a

greater focus

on climate

transparency in

select regions.

Since the

introduction of

the Swiss
Climate

Scores

in

2023,

we

have

continued

to

inform

advisors

on

this

content

and

made

reports

published

by

Asset
Management and third-party

managers available through

our platform. We

also incorporated key

environmental statistics
into the after-sales materials for relevant investment modules we offer to our clients.

Action 3: Collaborate with third-party fund managers
We work closely with third-party

fund managers on developing new sustainability and

climate solutions, where

relevant
and as legal framework

s

allow for it. We

aim to identify

relevant and compelling

investment opportunities and

credible
tools and to support the launch of new solutions where such are possible and relevant for client portfolios. For example, in

2024,

we

co-designed

and

launched

an

energy

transition

infrastructure

fund

for

clients

interested

in

investing

in
transition-related real assets.

We also

host regular “innovation

sessions” with

managers on

our platform

to discuss

market
trends, development ideas and new strategies. These

sessions include a focus on sustainability and transition.
We

continue

to

believe

that

the

transition

to

a

low-carbon

world

requires

an

“all-of-the-above”

approach,

where
investments

in

clean

energy

infrastructure

and

green

technologies

are

complemented

by

effective

and

credible
shareholder and

bondholder engagement

with heavy

polluters on

decarbonization.

As such,

we dedicate

a portion

of
our

discretionary

portfolios

to

impactful

engagement

strategies,

including

those

that

invest

in

companies

with

the
objective of engaging on decarbonization,

and regularly collaborate with

these managers on their impact

measurement
and reporting capabilities.
Action 4: Provide employees with training, tools and information
In growing our employees’ capabilities

around climate and the transition, we

aim to provide them with

the training, tools
and information

necessary

to support

our clients

in navigating

the transition

to a

low-carbon world.

In Global

Wealth
Management, we

continued the

rollout of

an education

curriculum covering sustainability

and sustainable investing

topics
in certain

regions.

This curriculum

offered

to advisors

covered

climate-relevant

topics and

considerations

for investing
around the transition.
›
Refer to “Supporting our climate approach: key enabling

actions” in this section for more information about our

Group-wide
training and culture activities

Annual Report 2024 |
Sustainability Statement | Environmental information

Reducing our own climate impact
Reporting to

the Head

Group Human

Resources and

Corporate Services,

Group Real

Estate and

Supply Chain

(GRESC)
has overall responsibility

for managing environmental

and climate-related impacts

arising from our own

operations and
supply chain. GRESC partner

s

with Group Operations and

Technology Office (GOTO),

who manages technology-related
environmental

impacts,

from

hardware

and

data

centers.

GRESC

ensures

that

implementation,

monitoring

and
improvement efforts comply with local

legislation and adhere to the

international environmental management

standard
ISO 14001 globally and the international energy management standard ISO 50001 in the EMEA region. GOTO drives the
optimization of

our technology within

our data centers

and the cloud,

ensuring optimal

efficiency measures

across our
energy-intensive

assets

while

encouraging

development

practices

that

consider

efficiency

and

reduce

our

overall
environmental impact.

To mitigate

our climate-related

impacts, we

have defined

a scope

1 and

2 emissions

reduction
target and actions to guide our transition toward net zero. Due to the nature of our operations and the way we manage our own climate impact, all information and data provided in this section relates to UBS Group, unless explicitly stated.
Our scope 1 and 2 net-zero target
We have replaced

our original 2025

scope 1 and

2 target

with a new

scope 1 and

2 net-zero

target to be

achieved by
2035 that is

in line with

net-zero guidelines. The new

target reflects our

enlarged corporate real estate

portfolio following
the acquisition of

the Credit

Suisse Group and

considers the

latest definition of

a “net-zero

target” in the

Commission
Delegated

Regulation

(EU)

2023/2772

(CSRD).
1

We

aim to,

at

a

minimum, reduce

our emissions

by 90%

against

our
2023 baseline of 46,278 metric tons of CO
2
e before neutralizing any residual emissions through the

purchase of carbon
removal credits.

This target covers our scope

1 and market-based scope 2

emissions across all our

global own operations. As

part of the
pathway toward 2035, we also defined

a 2030 interim target to

reduce our scope 1 and net scope 2

emissions by 57%
against our 2023 baseline. This interim target does not include the use of any carbon removal credits.
When developing the new scope 1

and 2 target, we reviewed sectoral net-zero pathways

(e.g. real estate) but concluded
that there was no sectoral pathway that reflected the

structure of our operations. We have followed the latest guidance from

the

SBTi

and

use

its

Absolute

Contraction

Approach
2

limiting

global

warming

to

1.5°C.

Demonstrating

our
commitment to climate action, we have set

a more ambitious target, aiming to achieve

net zero by 2035, well ahead of
2050 – the deadline under the SBTi Absolute Contraction

Approach.

For our own operations and

the scope of our scope

1 and net scope 2 emission

reduction targets, business growth

and
technological

advancement

may lead

to change

s

in the

workforce

numbers

impacting

real

estate-

and service-related
needs. The continued advancement

of low-emission technologies for space

heating and countries’ net-zero targets,

will
positively impact the target achievability. We

recognize that the impact of

such developments is difficult to quantify

and
therefore

needs

to

be

closely

monitored.

Projections

of

real

estate

demand

changes

will

be

factored

into

the

annual
model review to ensure

early course correction

if required. Another development

that will impact

target achievement is
the availability of renewable

electricity in line with RE100

requirements as global demand

increases with production not
necessarily following at the same pace.

In 2024, our scope 1 and net

scope 2 emissions reduced by 35% against

our baseline. This reduction was mainly

driven
by the consolidation of our real estate footprint and our increased coverage of renewable electricity.
Accompanying our scope

1 and 2 net-zero

target, we also aim

to reduce by

2030 our absolute

energy consumption by
35% compared with

our 2023 baseline.

The ambition level

of this energy

reduction target was

set through forecasting
the

expected

energy

usage

reductions

resulting

from

the

implementation

of

the

decarbonization

levers

and

actions
described

below.

In

2024,

we

achieved

a

10%

reduction

in

energy

use

compared

with

our

baseline,

driven

by

the
consolidation and energy optimization

of our real estate

and data centers. Our energy

reduction target also contributes
to mitigating the risk of not being able to secure full coverage of renewable electricity.
We have also set a target of sourcing 100% renewable electricity from qualifying generation by 2026 in line with RE100 technical guidance, in markets where credible renewable electricity generation and tracking systems exist. This will cover our corporate

real estate

portfolio, including

data centers.

In 2024,

99.8% of

the electricity

we used

across our

global
real

estate

portfolio

was

from

renewable

sources,

with

30%

of

bundled

electricity

and

70%

of

unbundled

electricity
coming from such sources. Out of our total gross scope

2 emissions, 91%

is covered by contractual instruments.
We

have

set

2023

as

our

baseline

year

for

our

scope

1

and

2

net-zero

target

and

our

energy

reduction

target.

The
updated

baseline

reflects

material

changes

for

the

combined

firm

and

an

adjusted

scope

of

our

renewable-source
electricity commitment to

address markets with

limited procurement availability

of electricity from renewable

sources in
line with RE100.

All three targets are led and

managed by GRESC in collaboration with GOTO. We have

actively engaged
relevant stakeholders in the development of

these targets by collecting strategic assessments from

topic experts, regional
representatives and real estate managers.

1

Definition of a net-zero target by the CSRD: Setting a

net-zero target at the level of an undertaking aligned with meeting societal climate goals means: (i) achieving a scale of value chain emission reductions consistent with the abatement required to reach global net-zero in 1.5°C pathways; and

(ii) neutralizing the impact of any residual emissions (after approximately

90–95% of greenhouse gas emission reduction with the possibility of justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO
2
.
2

As per the SBTi Corporate Net-Zero Standard Criteria v1.2, March 2024

Annual Report 2024 |
Sustainability Statement | Environmental information

We aim, at a

minimum, to review our

targets every five years and,

from 2030 onward, to

update the base year

and target
values after

every

five-year

period to

ensure

consistency

with the

most

recent climate

science and

best

practices.

It is
important to note

that progress towards

our targets

may not be

linear, with year-on-year

volatility expected due

to the
nature of operational requirements and business development.
As part of our global emission accounting

to model our 2035 reduction target,

we have also assessed the prevalence

of
locked-in emissions within the scope of our

target. We own and control some buildings

with significant on-site fossil fuel
use (such as those heated

with natural gas or

oil) and are aiming

to either replace such

systems or move out

of the real
estate,

wherever

possible. For

some locations,

we

are

also dependent

on

municipal

action to

develop

or decarbonize
district heating systems, as electrification with the current infrastructure or location is not a viable alternative.
Decarbonization levers and key actions underpinning

our own operations targets
To achieve our targets related to

our own operations as outlined above

and to manage our climate-related impacts in

our
own operations,

we have

identified

key decarbonization

levers and

actions required

in our

real estate

operations and
service portfolio. The decarbonization levers are aggregated types of mitigation actions. Therefore, actions are structured
by decarbonization lever.
Lever 1: Phase

out fossil fuels and switch to greener alternatives (scope 1)
We

have

established

a

four-part

action

plan

to

phase

out

fossil

fuels

and

implement

greener

alternatives

in

order

to
significantly reduce our associated scope

1 emissions. By deploying

a series of targeted

actions, we can transition

to more
sustainable practices and energy sources, ensuring

a cleaner and more resilient future

for our own operations.

Action 1: Phase out fossil-fuel-powered own vehicles

Across

all

regions,

we

plan

to

phase

out

our

fossil-fuel-powered

own

vehicles

by

2035.

In

markets

where

this

is not
feasible,

we

will pursue

the

best

available

industry

options,

such as

hybrid

vehicles,

while continuing

to seek

greener
alternatives.

This

will

help

us

ensure

compliance

with

emission

standards

and

optimized

operational

efficiency

while
minimizing our carbon footprint.
Action 2: Switch to more sustainable fuel alternatives and battery replacements
In

2024,

we

developed

high-level

plans,

which

extend

through

2035,

to

reduce

and

replace

fossil

fuels

in

critical
engineering

power

systems.

We

will

seek

to

replace

those

fuels

with

more

sustainable

alternatives,

such

as

biofuels,
hydrogenated vegetable oils and battery replacements.
We initiated a cross-regional market

analysis of fuel alternatives

in 2024, to be

completed by 2025, to ensure

appropriate
replacements can be procured accordingly to meet our 2035 scope 1 and 2 net-zero target. The outcome of this market
analysis will inform our further detailed planning.

Action 3: Eliminate usage of heating oils and natural gas
We aim to eliminate oil- and natural-gas-based heating systems within our own operations by 2035, in line with industry
decarbonization

efforts.

We

plan

to

achieve

this

by

identifying

and

targeting

real

estate

assets

for

electrification

and
switching to district heating to maximize the operational

and cost efficiency of each asset’s life cycle.

Action 4: Transition to low-GWP refrigerants
We have initiated the replacement of refrigerants with alternatives with lower global warming potential factors. We plan
to complete this action across all regions by

2035.

Lever 2: Reduce our operational emissions (scope 2)
In parallel

with

reducing

our

scope 1

emissions,

we

are

also focusing

on reducing

our operational

emissions

through
strategic enhancements to our

corporate real estate portfolio.

By implementing three key actions,

we plan to create

more
energy-efficient workspaces and real estate

.
Action 1: Consolidate

and optimize

our corporate real estate portfolio
In

collaboration

with

the

individual

business

divisions,

we

will

prioritize

the

selective

exits

from,

and

downsizing

of,
underutilized spaces

in our real

estate globally

through 2035

and beyond.

We also

plan to optimize

our corporate

real
estate

portfolio’s

energy

usage

either

via

retrofitting

(Action

2)

or,

in

some

cases,

by

relocating

to

more

sustainable
buildings. During

2024, we

achieved a

52% reduction

of our

scope 2

market-based emissions

across the

consolidated
portfolio against our 2023 baseline.

We are

reducing energy

consumption

in our

own data

centers as

a result

of migrating

to third-party

co-location data
centers and cloud providers where the power usage effectiveness ratio is substantially more efficient.
Action 2: Upgrade

and retrofit our corporate real estate portfolio

To

effectively address our real estate

energy footprint, we intend to upgrade and retrofit

our real estate portfolio and fit
out in

line with

internationally recognized

building standards

,

such as

Leadership in

Energy and

Environmental Design
(LEED)

by

the

USGBC.

We

expect

to

improve

and

extend

the

existing

energy

management

system

within

the

EMEA
region, with greater implementation

of ISO 50001 to drive energy efficiency within

our own operations.

Annual Report 2024 |
Sustainability Statement | Environmental information

Action 3: Support the decarbonization of district heating and cooling systems

Although we

recognize

that

we do

not exert

any direct

operational

control

over external

district heating

and cooling
systems, we plan

to support their

decarbonization in connection

with our real

estate consolidation strategy.

To

achieve
this objective,

we intend

to establish

an engagement

plan for

stakeholder

management

activities within

the next

few
years,

including

fostering

partnerships

and

exerting

influence

with

stakeholders

(e.g.

local

communities

and

utility
companies)

to promote the decarbonization of district

heating systems.
Lever 3: Transition to renewable electricity generation (scope 2)
The uptake of renewable electricity

generation is critical for supporting the transition

to a low-carbon electricity market.
Since

2020,

we

have

been

working

on

maximizing

the

use

of

renewable

energy

in

our

own

operations

globally.

In
accordance with our commitments,

we want to source 100% of the electricity we use from renewable-source-qualifying generation by 2026 in line with RE100 technical guidance,

in markets where it is feasible to do so.
We aim

to

leverage

our position

in the

global electricity

market

to support

the transition

to a

global low-carbon

grid
through the key actions listed below.
Action 1: Identify and implement opportunities for direct power purchase agreements

We will

regularly review our real

estate ownership and

lease arrangements to

identify substantial, long-term

opportunities
to

source

our

electricity

for

these

volumes

directly

from

renewable

electricity

generators

through

power

purchase
agreements.

This

will

support

the

build-out

of

new

electricity

generation

plants

and

strengthen

the

chain

of

custody
between the

generation source

and the

end

use of

electricity,

while decreasing

the carbon

content of

the grid

in the
longer term.
Action 2: Improve the transparency of the chain of custody

for renewable energy certificates

We will work with our key electricity suppliers to improve the transparency of the chain of custody for renewable energy certificates associated with the supply of electricity to our assets. We will ensure that existing products / electricity

tariffs
meet

RE100

technical

criteria

and

we

will

identify

opportunities

to

support

new

products / tariffs

that

improve

our
compliance, driving a more competitive and RE100

-aligned marketplace in the future.
Action 3: Build competitive renewable energy certificate supply solutions

In electricity markets

where our volumes are

not large enough

to facilitate tariff negotiations, or

where regulated markets
restrict the electricity tariff options available

to us, we will continue to purchase additional

renewable energy certificates
to meet our residual needs.
We will undertake competitive tendering for broker services and maintain those contracts through our corporate vendor
management

practices

to

ensure

the

renewable

energy

certificates

we

purchase

remain

aligned

to

evolving

technical
standards. We will also support renewable electricity generators where their products cannot be sold within local energy products / tariffs.
Action 4: Actively contribute to consultations on renewable electricity tracking systems in markets where infrastructure
is not developed
In

a

few

countries

where

we

operate,

the

infrastructure

to

measure

and

track

electricity

volumes

generated

from
renewable

sources

is

either

underdeveloped

or

non-existent,

compromising

the

availability

of

renewable

energy
certificates

in

line

with

RE100

technical

criteria.

In

these

areas,

we

will be

a

strong

advocate

for

the

development

of
tracking infrastructure, participating

in consultations to help change

the market, with a view

to extending our coverage
of electricity from renewable sources

into countries where renewable energy

procurement is unfeasible.
Action 5: Assess and install on-site renewable generation

of electricity at our owned assets

We regularly review our real

estate ownership and lease arrangements to identify those

assets where we expect to have
long-term operational control and available

infrastructure (e.g. roof space) that

could facilitate the installation of on-site
renewable

generation of

electricity.

We

will continue

to make

the necessary

investments

in on-site

renewables

where
physically and

economically feasible,

ensuring we

minimize our

dependency on

grid offerings

and reducing

the risk

of
unforeseen market

developments that

may compromise

our ability

to source

renewable

electricity tariffs

or renewable
electricity certificates.
Carbon removals and credits
We plan to

purchase technological

carbon removal

credits to

neutralize residual

emissions for

our 2035

scope 1

and 2
net-zero

target.

We

estimate

that

we

will

eventually

retire

around

5,000

metric

tons

annually

based

on

our

existing
contractual agreements for this

purpose. In 2022, we

signed two landmark partnerships

with Climeworks and neustark
to provide us with

carbon removal credits.

Both companies are

pioneers in innovative

carbon removal technologies.

We
were

also among

the

five

companies

that

joined

the

NextGen

CDR Facility

(NextGen)

as founding

buyers

to

scale

up
carbon removal technologies

and catalyze the

market for high-quality

carbon removal.

These partnerships continued

in
2024.
Furthermore, since

2007, we

have been

committed to

purchasing biogenic

carbon

reduction and

removal credits

that
correspond to 100% of our air travel emissions for the Group. In 2024, we retired 75,211 credits from biogenic sinks for our voluntary air travel commitment, with an average

“A” rating from third-party carbon ratings

agency BeZero Carbon
at the time of retirement.

Annual Report 2024 |
Sustainability Statement | Environmental information

We only

purchase credits

from technological

and biogenic

sinks that

are assessed

against the

Integrity Council

for the
Voluntary Carbon Market (ICVCM) Core Carbon Principles and verified against either the Gold Standard or Verra,

among
other international standards. Our carbon credit purchases

are strictly aligned to our internal Carbon and

Environmental
Markets Guideline, which sets out minimum requirements for

such market instruments.
We acknowledge that standards and methodologies for carbon credits are still evolving. We will continue to improve our
portfolio through market partnerships

and industry engagement toward

a standardized quality benchmark

for the future.
Carbon credits canceled (UBS Group)
For the year ended
31.12.24
Carbon credits canceled in reporting year (tCO
2
e) 75,211
Internal carbon pricing
We continue to apply a forward-looking shadow price

of USD 400 per metric ton,

covering all our scope 1 and net

scope
2 emissions,

to incentivize

the use

of low-emission

technologies in

real estate

projects. Through

this shadow

price, we
also aim to incentivize

the replacement of fossil-fuel

heating systems, real

estate relocation and

fuel transition in critical
engineering power systems.

The price applied reflects

the blended mix of

permanent carbon removals that

are required
to

neutralize

any

residual

emissions

that

cannot

otherwise

be

abated

as

part

of

our

existing

long-term

contracts

to
purchase high-quality credits from technological sinks, as

described in the section above.
Greenhouse gas emissions reporting

Our gross and market-based GHG emissions across scopes

1, 2 and 3, including a more detailed view of the GHG scope
3 categories, are provided in the tables further below

and have been calculated considering the principles,

requirements
and guidance provided

by the GHG

Protocol Corporate

Standard (version

2004) and

the International

Organization for
Standardization (the ISO) in ISO 14064-1:2018.
GHGs in scope and units used

All greenhouse gas (GHG) emission

figures for scopes 1,

2 and 3, category 1 to 14,

are in metric tons of carbon

dioxide
equivalents (CO
2
e). For

scopes 1,

2 and

3, category

3, 5

to 8

and 10

to 14

(where relevant),

three of

the seven

GHGs
covered

by

the

Kyoto

Protocol

are

included:

carbon

dioxide

(CO
2
),

methane

(CH
4
)

and

nitrous

oxide

(N
2
O).
Hydrofluorocarbon

(HFC) emissions

have been

included in

our reporting

where we

had losses

of refrigerant

gases. We
have no material sources

of perfluorocarbon (PCF), sulphur hexafluoride (SF
6
) or nitrogen trifluoride (NF
3
) emissions under
our operational control.
For scope 3, category 1, 2, 4

and 9, emission factors are used that

include CO
2
, CH
4
, N
2
O, HFCs, PCFs, SF
6

and nitrogen
trifluoride (NF
3
).

Quantification of emissions
Scope 1 and 2, along with

as scope 3, category 1

to 14, are calculated

for UBS Group based

on the operational control
approach as detailed by the GHG Protocol

Corporate Standard (version 2004).

When possible, the most recent Global Warming Potential (GWP)

values published by the IPCC based on

a 100-year time
horizon

were

used

to

calculate

the

CO
2
e

emissions

of

non-CO
2

gases.
1

Removals

and

carbon

credits

have

not

been
included in the calculations.
We have used published national conversion factors and global warming potentials to calculate emissions from our own
operations. In the absence

of any such

national data, the UK

Department for Environment, Food

& Rural Affairs (DEFRA)’s
Greenhouse

Gas

Conversion

Factors

for

Company

Reporting

and,

in

some

cases,

the

U.S.

Environmental

Protection
Agency (EPA), VfU,

International Energy Agency

(IEA) and WaterShed Comprehensive

Environmental Data Archive

(CEDA)
emissions factor indicators have been used for the calculation of GHG emissions.
1

For data sourced from the EPA, IPCC AR4 100y GWP are used.

Annual Report 2024 |
Sustainability Statement | Environmental information

Scope 1
Scope 1

emissions include emissions

from burning fossil

fuels (e.g. heating

oil, natural gas)

in buildings, loss

of refrigerants
and fuels

used in

business-related

travel

in vehicles

owned

by the

company.

Emissions are

calculated

using measured
activity

data

at

building and

country

level

for

the

following

environmental

accounts:

natural

gas,

heating

oil,

diesel

/
heating

oil

for

emergency

power

supply,

biomass,

wood

pellets,

wood

chips,

fuel

consumption

for

own

cars,

fuel
consumption for own jets and refrigerants. Measured

activity data is converted into GHG emissions by means of specific related emission factors from DEFRA.
Scope 2

Scope 2 emissions

include emissions

from purchased

electricity,

including electricity related

to IT usage

at various types
of data

hosting facility not

under UBS operational

control, and cooling,

district heating and

other types of

heating systems
(e.g. steam) used

in buildings. Measured and

estimated activity data is

converted into GHG

emissions by means

of specific
related emission factors from

DEFRA, EPA and

the IEA. In addition, where specific

provider-based information regarding
the fuel sources for district heating could be obtained,

a corresponding emission factor was used.
Scope 3

Scope 3

emissions are

reported

for each

significant category

and have

been calculated

considering the

principles and
provisions

of the

GHG Protocol

Corporate Value

Chain (Scope

3) Accounting

and Reporting

Standard

(Version

2011).
Our significant

scope 3

categories were

determined based

on multiple

inputs. Firstly,

the amount

and intensity

of the
estimated

GHG

emissions

informed

the

importance

of

the

category

for

UBS.

Secondly,

the

availability

of

data

was
assessed

to

inform

whether

the

category

could

be

estimated

as

stand-alone

emissions.

Finally,

a

peer

benchmark
complemented the assessment, allowing comparison of

which categories other banks deem important.
We conducted a screening of

our total scope 3

GHG emissions based on the

14 scope 3 categories identified

by the GHG
Protocol Corporate

Standard and

GHG Protocol

Corporate

Value Chain

(Scope 3)

Accounting and

Reporting Standard
(Version 2011) using appropriate estimates.

To calculate the
scope 3, category 1, 2, 4 and 9

emissions, we used a combination of applying a

spend-based method
and using

supplier-specific actual

emissions. The

spend-based method

is based

on our

annual spend

with vendors

and
associated

emission

factors

(supplier

specific

emissions

intensity

is

taken

from

the

CDP,

where

data

is

adequate

and
verified, and for others

from the Comprehensive Environmental

Data Archive (CEDA) by

Watershed Factors multi-regional
input /

output emissions

factor

database

per industry

and country).

For supplier

-specific actual

emissions,

our primary
cloud provider’s emissions are

taken directly from the emissions

impact dashboard provided by them.

Scope 3, category
1, 2,

4 and

9 emissions

are reported

together because

they are

based primarily

on our

spend with

vendors, which

is a
mix of our capital and operating expenditure. Furthermore, they include spend related to transportation and the delivery of purchased goods and services and related to downstream

transport.
Scope 3, category 3
, is calculated based on all

relevant energy and fuel indicators represented in

scopes 1 and 2.
Scope
3, category 5
, is calculated

based on the office

waste data collected

in our locations.

Where activity data

could not be
collected, we

estimated the

kilograms of

waste produced.
Scope 3,

category 6
, includes

emissions from

our business
travel by

air, and

by rail

and road

where information

is available.

This is

the first

time we

have also

included emissions
from hotels in our

calculations.
Scope 3, category 7
, employee commuting, as defined

by the Greenhouse Gas Protocol,
includes emissions from employee

commuting and from

employees working from home.

For employee commuting, we
estimate emissions based on the distance traveled, using governmental sources that provide average distances per mode of

transport,

as

well

as

the

percentage

split

of

transport

modes

used

by

commuters.

For

emissions

from

employees
working from home, we use the UNFCCC model.
Scope 3, categories 10 to

12
, are not relevant to

the UBS business model as

we do not supply physical

products.
Scope
3, categories 8 and

13
, are currently not

reported separately and

are partially included in

the reporting of our

scope 1
and 2 emissions. We

are working to gain

more clarity on

this category.
Scope 3, category 14
, is not applicable

to UBS
as we do not have franchises.

Annual Report 2024 |
Sustainability Statement | Environmental information

Overview of our environmental indicators (UBS Group)
Environmental indicators
1
For the year ended 31.12.24
2
31.12.23
1,2
31.12.22
2
GRI
3
Absolute
normalized
4
Trend
5
Absolute
normalized
4
Absolute
normalized
4
Environment
Total direct and intermediate energy consumption 6 302-1-e 679 GWh æ 755 GWh 866 GWh
Total direct energy consumption
7
302-1-e 79 GWh æ 92 GWh 109 GWh
Natural gas 302-1-a 84.1% á 67.8% 70.6%
Heating oil 302-1-a 6.5% â 18.7% 15.3%
Fuels (petrol, diesel, gas, biomass)
8
302-1-a 8.5% â 12.9% 13.5%
Renewable energy (solar power, etc.) 302-1-b 0.9% á 0.6% 0.6%
Total intermediate energy purchased
9
302-1-e 600 GWh æ 663 GWh 757 GWh
Electricity 302-1-c-i 531 GWh
æ
587 GWh 668 GWh
Electricity from gas-fired power stations
10
302-1-c-i 0.1%
â
2.2% 2.8%
Electricity from oil-fired power stations
10
302-1-c-i 0.1%
â
0.6% 0.6%
Electricity from coal-fired power stations
10
302-1-c-i 0.0%
â
1.4% 3.2%
Electricity from nuclear power stations
10
302-1-c-i 0.0%
â
0.2% 2.3%
Electricity from hydroelectric power stations
10
302-1-c-i 35.7%
æ
39.5% 29.5%
Electricity from other renewable resources
10
302-1 64.1%
ä
56.1% 61.6%
Heat (e.g. district heating)
11
302-1-c-ii, iii, iv 70 GWh
æ
76 GWh 89 GWh
Share of electricity from renewable sources
12
302-1 99.8%
à
95.6% 91.1%
Travel
Total business travel
13
305-3 358 m Pkm
á
310 m Pkm 311 m Pkm
Rail travel
14
305-3 2.9%
â
3.6% 3.1%
Road travel
14
305-3 4.9%
â
10.1% 5.4%
Air travel 305-3 92.2%
ä
86.4% 91.5%
Number of flights (segments) 305-3 153,805 á 130,836 137,218
Paper
Total paper consumption 301-1-a 2,400 t â 3,371 t 3,401 t
Post-consumer recycled 301-1-a-ii 8.8% á 5.3% 6.0%
New fibers FSC
15
301-1-a-ii 41.2% â 66.2% 46.7%
New fibers ECF + TCF
15
301-1-a-i 50.1% á 28.5% 47.3%
New fibers chlorine-bleached
15
301-1-a-i 0.00% à 0.00% 0.01%
Waste
Total waste 306-3 6,996 t â 8,485 t 8,381 t
Valuable materials separated and recycled 306-4 52.9% æ 57.4% 52.2%
Incinerated 306-5-c-ii 22.3%
ä
20.5% 17.3%
Landfilled 306-5-c-iii 24.8% ä 22.2% 30.5%
Total water consumption
16
303-5 1.23 m m3
à
1.21 m m3 1.04 m m3
Greenhouse gas
(GHG)
Direct GHG emissions (scope 1)
17
305-1 18,168 t
æ
20,796 t 25,167 t
Gross location-based energy indirect GHG emissions (scope 2)
16
305-2 132,284 t
æ
150,735 t 164,717 t
GHG reductions from renewable electricity
18
305-5 120,178 t
à
125,252 t 128,257 t
Market-based energy indirect GHG emissions (scope 2)
17
305-2 12,107 t
â
25,482 t 36,460 t
Gross other indirect GHG emissions (gross scope 3)
17
305-3 1,045,659 t
â
1,354,681 t 107,517 t
Total gross GHG emissions 305-1, 305-2, 305-3 1,196,111 t
â
1,526,212 t 297,401 t
Total net GHG emissions (GHG footprint)
19
305

1,075,934 t
â
1,400,960 t 169,144 t
Legend: GWh = gigawatt hour; Pkm = passenger kilometer; t = metric ton; m 3

= cubic meter; m = million; CO
2
e = CO
2

equivalents
1

All figures are based on the level of knowledge as of January 2025. GHG emissions for 2023 were restated to account for data enhancements,

inclusion of additional Scope 3 categories and enlarging
the scope of Scope 3 Category 1 emissions. As a result of this restatement our previously reported 2023 emissions increased from 168,688 t CO
2
e scope 1, 2 (market-based) and 3 emissions to 1,400,960
t CO
2
e.

2

Reporting period: 1 January to 31 December.

3

Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).

4

Non-significant discrepancies from 100% are possible
due to roundings.

5

Trend: the respective

trend is stable (
→
) if the variance

is less than 5%, low

decreasing / increasing (
↘
,
↗
) if it is bigger

than 5% and less

than 15% and decreasing

/ increasing
( ↓ , ↑
) if the

variance is

bigger than

15%. Trend

arrows relate

to the

year-on-year change

in the

displayed number

and not

underlying figures.

6

Refers to

energy consumed

within the

operational
boundaries of UBS Group.

7

Refers to primary energy purchased that is consumed within the operational boundaries of UBS Group (oil, gas, fuels).

8

Includes non-material share of biomass.

9

Refers
to energy purchased that is produced by converting primary

energy and consumed within the operational boundaries of UBS Group (electricity and heating/cooling).

10

The percentages are approximates
based on best available

information.

11

Includes heating consumption, cooling consumption

and steam consumption.

12

Non-significant deviations due to summing

and rounding may occur.

13
These metrics are inputs into GRI 305-3

but not required. They are reported as contextual

information.

14

Rail and road travel: where data available.

15

Paper produced from new fibers.

FSC stands
for Forest

Stewardship Council,

ECF for Elementary

Chlorine Free

and TCF for

Totally Chlorine

Free. UBS

Group regards recycled

paper as well

as paper with

FSC/PEFC certification as

renewable and
sustainable. We disclose their share as “Share of recycled and FSC paper”. New Fiber Chlorine Bleached is considered non renewable material.

16

Water consumption includes utility water and excludes
unpolluted withdrawn water.

17

Refers to ISO 14064 and the “GHG Protocol Corporate

Standard” (ghgprotocol.org), the international standards for GHG reporting: GHG emissions reported in metric
tons of CO2e; scope 1 accounts

for direct GHG emissions by UBS

Group; scope 2 accounts for gross

indirect GHG emissions associated with

the generation of imported /

purchased electricity (location-
based reflects grid average emission factor, market

-based reflects emission factors from contractual instruments), heat or steam; gross scope 3 accounts for other indirect GHG emissions for categories 1,
2, 3, 4, 5, 6,

7, 9. Starting from 2023

additional scope 3 GHG categories

are included and category 1 has

a significantly enlarged scope.

Scope 3 emissions for

2022 do not include these

updates. See
table 'Scope 3 subcategories'. Biogenic

emissions are not reported

separately as not material.

18

GHG savings from the purchase

of renewable electricity.

19

GHG footprint equals total gross

GHG
emissions minus GHG reductions from renewable energy.

Annual Report 2024 |
Sustainability Statement | Environmental information

We

continue

the

work

on

quantifying

and

providing

transparency

for

our

value

chain

emissions

related

to

our

own
operations.
The table below shows a more detailed view of the GHG

scope 3 categories for UBS Group.
Overview of GHG emissions across our scope 3 subcategories (UBS Group)
1
For the year ended
Category number Scope 3 subcategory Status
31.12.24
GHG emissions (tCO
2
e)
31.12.23
GHG emissions (tCO
2
e)
Category 1

Purchased goods and services Reported 810,469 1,125,611
Category 2

Capital goods Not separated from cat. 1
Category 3

Fuel- and energy-related activities Reported 41,895 47,718
Category 4

Upstream transportation and distribution Not separated from cat. 1
Category 5

Waste generated in operations Reported 1,068 1,405
Category 6

Business travel Reported 81,964 61,150
Category 7

Employee commuting Reported 110,262 118,798
Category 8

Upstream leased assets Not reported
Category 9

Downstream transportation and distribution Not separated from cat. 1
Category 10 Processing of sold products Not relevant
Category 11 Use of sold products Not relevant
Category 12 End-of-life treatment of sold products Not relevant
Category 13 Downstream leased assets Partially included in scope 1 and 2
Category 14 Franchises No franchises
Category 15 Investments
Refer to the ”Supporting our clients’ low-carbon
transition” section of this report for further information
1

All figures are based on the level of knowledge as of January 2025. GHG emissions for 2023 were restated to account for data enhancements,

inclusion of additional Scope 3 categories and enlarging the scope of
Scope 3 Category 1 emissions.
GHG intensity per net revenue (UBS AG)
For the year ended
1
31.12.24
Total GHG emissions (location-based) per net revenue (tCO
2
e / USD m) 28.26
Total GHG emissions (market-based) per net revenue (tCO
2
e / USD m) 25.42
1

Credit Suisse entities were outside the scope of UBS AG consolidated financial reporting for financial year 2023. Consequently,

no comparative data for GHG intensity based on net revenue is reported for UBS AG.
The total GHG emissions (location

-

and market-based) exclude scope

3, category 15. For the

calculation of the intensity
metrics for UBS AG, the total GHG emissions for UBS Group

have been used.
Total revenues for the year end 2024, as disclosed in the UBS AG income statement have been used as equivalent to net revenues for the purpose of calculating the GHG intensity

per net revenue.

Annual Report 2024 |
Sustainability Statement | Environmental information

Managing the climate impact of our supply chain
Our key climate-related actions
Increased transparency and reporting of climate information by vendors
We are

tracking the

scope 1

and 2

emissions reporting

of our

GHG key

vendors. Vendors

that collectively

account for
more than 50% of our calculated scope 3, category 1, 2, 4

and 9 emissions are classified as “GHG key vendors.” On this basis, we identified 95 GHG key vendors. 1
Overview of climate-related disclosures of our GHG key vendors (UBS

Group)
2022
2
2023 2024
GHG key vendors that disclosed
emissions and declared in CDP a stated
net-zero target
1
49% (41 / 83) 65% (62 / 95) 78% (74 / 95)
1
Shows GHG key vendors that

disclosed emissions and declared in

CDP a stated net-zero target

versus GHG key vendors

that did not disclose emissions

and / or did not declare

in CDP a stated net-zero

target.
We do not independently verify our vendors’ goals or progress toward them.

2
2022 numbers are based on 83 GHG key vendors identified at that time and did not include Credit Suisse vendors. We have since
revised and updated the list of GHG key vendors from 83 to 95 in 2023 to include Credit Suisse vendors.

Numbers have, therefore, been tracked against

95 vendors from 2023 onward.
In 2024, 70%

(341 out of

487) completed voluntarily

climate disclosures on

the non-profit,

third-party platform

run by
CDP. Though

this

is the

same

as the

percentage

achieved in

2023 (307

out of

440),

the absolute

number of

vendors
completing their disclosures increased 11% from 307 in 2023

to 341 in 2024.
Raising awareness on environmental matters through the sustainable procurement guide
In

2024,

we

curated

a

sustainable

procurement

guide

to support

vendors.

From

environmental

certification

to

waste
management

and

sustainability

reporting,

this

guide

provides

insights

on

how

our

vendors

can

take

significant

steps
toward

reducing

their

environmental

footprint,

promoting

ethical

and

inclusive

practices

in

their

supply

chain

and
contributing to the well-being of ecosystems.
›
Refer to our climate disclosure guideline for vendors

and our sustainable procurement guide for vendors, available at
ubs.com/suppliers , for more information
Reduce supply-chain-related carbon emissions
We reduced our scope 3,

category 1, 2, 4 and

9 emissions by 28% to 0.81

million metric tons of CO
2
e in 2024 from 1.13
million metric

tons of CO
2
e in 2023.

This reduction was

achieved through a

combination of: (i)

spend reduction; (ii)

carbon
reduction initiatives;

(iii) closure

of vendor

facility offshore

development centers

(ODCs); (iv)

updated emissions

factors
(including updated

multi-regional input

/ output emission

factors per industry,

updated and higher

number of supplier-
specific emission factors

used (where disclosed

and verified) and,

for cloud, activity-based

emissions data used);

and (v)
improved

data

quality

and

refinement

of

calculation

methodology.

Our

focus

is

to

reduce

our

emissions

further

by
identifying and implementing multi-year carbon reduction

initiatives.
Assess and improve high-ESG-impact vendors’ practices

Through our Responsible Supply

Chain Management (RSCM) policy,

we identify,

assess and monitor vendor practices

in
several areas,

including climate and the environment.
We identify

high-ESG-impact

vendors -

defined as

vendors providing

goods and

services that

could have

a substantial
environmental or

social impact

- when

establishing new

contracts or

renewals. These

vendors are

required to

provide
disclosures about

their management practices

along with corresponding

evidence,

which is

evaluated by

a specialist team.
Actual and potential negative impacts considered in the assessment of the vendor’s environmental practices include, but are not limited to, the following:
–
adverse environmental impacts due to inefficient use of

resources (e.g. water and energy); and
–
hazardous

substances,

emissions,

pollutants

and

the

limited

recyclability

of

products

that

adversely

affect

people,
nature and the environment.
Should our

assessment reveal

any non-compliance

with our

policy, we

define and

agree, together

with the

vendor, on
vendor-specific improvement measures

and we

closely monitor

the implementation

progress of

these remediation actions.
Vendors

are

reassessed

after

24

months

to

ensure

that,

even

in

long-term

contracts,

our

expectations

regarding
environmental aspects are continuously being met and supervised.

In 2024, we carried out risk-based

due diligence assessments on

445 vendors of newly sourced

contracts, renewals and
ongoing

contracts

(vs.

266

UBS vendors

in

2023

and

15

Credit

Suisse

vendors).

Of

the

vendors

assessed,

33%

were
considered in need

of improving their

management practices (vs. 42%

in 2023). Specific

remediation actions were

agreed
upon and implementation progress is being closely monitored.
1
Unique vendors in line with UBS’s vendor inventory. In 2023, we have revised and updated the list of GHG key vendors from 83 to 95 to include Credit Suisse vendors.

Annual Report 2024 |
Sustainability Statement | Environmental information

Supporting our climate approach: key enabling actions
Beyond the

individual actions

related to

supporting our

clients’ low-carbon

transition and

reducing the

environmental
impact of our own operations

and supply chain as described

in the above sections, we

have identified five key enabling
actions as listed

below to support

the implementation of

our climate approach

and “enable” the

implementation of more
specific targets and actions.

Governance and accountabilities (1)
Our sustainability

-

and

climate-related

activities

are

overseen

at

the

highest

level

of

our

organization,

and

we

have

a
clearly defined Group-wide sustainability governance in place,

including a dedicated climate program.
›
Refer to “Governance” in this section for

more information about our sustainability governance
Industry, government and public sector engagement (2)
We actively participate in political discussions to share

our expertise on proposed regulatory and supervisory changes and engage

in

trade

associations’

exchanges

relating

to

sustainability

and

climate

(e.g.

via

the

International

Institute

of
Finance, the

Association for

Financial Markets

in Europe

and the

Swiss Bankers

Association). In

Switzerland, where

we
are headquartered, we

participated in the

consultation for a

new Swiss Financial

Market Supervisory Authority

(FINMA)
circular on

nature-related financial

risks in 2024,

where we

expressed our

support for

an approach

that is aligned

with
the Basel Committee on Banking Supervision (BCBS) Principles for the effective management and supervision of climate-
related financial

risks. Furthermore,

we launched

the Swiss

Climate Scores,

as we believe

they are

a key instrument

for
further increasing transparency

on the climate

alignment of financial

products. On a

regional basis, we

engage with policy
makers in

the EU,

the UK,

the Americas

and key

Asia Pacific

jurisdictions. In

particular, we

have participated

in several
industry association efforts in the EU regarding consultations issued by prudential regulators (e.g. the European

Banking
Authority draft guidelines for the identification and management of ESG risks under the Capital Requirements Directive).
›
Refer to “Strategy” in this section for details

about our partnerships and engagement activities
Training and culture (3)
Educating

our

workforce

on

sustainability

and

sustainable

finance

is

an

important

part

of

ensuring

we

meet

our
sustainability

and

climate

ambitions.

In

2024,

we

continued

to

coordinate

the

delivery

of

sustainability

training

and
awareness activities across UBS through a dedicated sustainability education workstream, with the number of headcount
instances of

specialized and

awareness training

totaling 430,405.

For example,

the Sustainability

and climate

risk unit
trained relevant staff on sustainability and climate risks along with emerging risks such as greenwashing.

Elsewhere, in 2024, we provided a variety of climate-related trainings on a Group-wide basis. These included:

–
a series of information

sessions following the publication of

our UBS Sustainability Report 2023

to raise awareness and
understanding of our own progress in relation to our climate objectives; and
–
climate-related training as part of our all-staff Global

Learning Week initiative, including webinars focused on net-zero fundamentals, nature, greenwashing and impact accounting.

We expect

sustainability training

and education

to become

an increasing

focus for

regulators in

the coming

years. We
keep abreast

of this

changing landscape

through regular

updates with

our regulatory

monitoring teams

and continue
developing climate-

and net-zero-specific training for employees and the Board

of Directors.

Data and analytics (4)
We implemented various data and analytics solutions to

better service our clients and operations.
As part of the efforts to integrate Credit Suisse, we needed to develop a foundational toolset for calculating, monitoring and reporting the

combined firms’

climate-related metrics

covering financing

corporate loans

and facilitated

emissions.
In

2023,

we

successfully

completed

the

related

building

activity

and

met

all

the

quality

assurance

criteria

set

by

our
internal control functions.

In 2024, we worked on defining a more strategic and scalable toolset. Guided by our technology and ESG data strategy, we developed a fully Cloud-based toolset, which

will be operational in 2025. The new toolset

will enable us to enhance
and more

frequently calculate,

monitor and

report our

climate-related metrics.

This will

allow our

business divisions

to
make

more

informed

decisions

on

their

decarbonization

pathways

and

transition

financing

activities,

and

facilitate
tracking of progress against our lending sector decarbonization targets.
The

new

toolset

will also

enable

us

to

more

effectively

implement

changes

related

to

new

climate-related

standards,
methodologies and metrics.

Company Transition Assessment Scorecard (5)
In 2024, we

introduced the Company

Transition Assessment

Scorecard (CTAS) to

evaluate how advanced

a company is
on

its

path

to

decarbonization.

The

CTAS

was

designed

with

multiple

future

purposes

in

mind,

including

managing
climate transition risks, supporting clients' climate transition efforts through engagement and product development and
business planning.

Annual Report 2024 |
Sustainability Statement | Environmental information

The CTAS categorizes companies into

one of eight climate transition

readiness categories using a

rules-based approach.
This

approach

is

based

on

sector-agnostic

criteria

covering

emissions

disclosure,

decarbonization

commitments

and
targets, decarbonization

plans, and the actual carbon performance of the company.
Initially, and

in response

to regulatory

requirements, the

CTAS is

used as

an input

for our

Climate Risk

Rating

Models
(CRRM), in

particular the

transition risk rating

model. This model

assigns a

climate transition risk

rating at

the counterparty
level, which is then used

across various processes across:

(i) risk identification and

measurement; (ii) monitoring and

risk
appetite setting;

(iii) risk

management

and control;

and (iv)

risk reporting

and disclosure.

Although a

company’s CTAS
score, when available,

serves as an

input into the

CCRM and the

credit selection process,

it is not

used as the

sole criterion
for credit application decisions.
Companies are categorized by utilizing publicly available data from external third-party sources, which means it is limited
to public companies

providing relevant

disclosures. The

CTAS will be

annually reviewed

and updated.

The scope

of the
CTAS may be

broadened in

the future

by incorporating

additional databases

or making

enhancements that

enable the
inclusion of companies lacking public data.

Overview
Module Factor Unaware Aware Strategic 1 –
Committed to
aligning
Strategic 2 –
Aligning
toward net
zero
Strategic 3 –
Aligned
targets and
plans
Aligned to net
zero
Achieving net
zero
Climate
solution
Emissions
disclosure
Disclosure of GHG
emissions
✓ ✓ ✓ ✓ ✓ ✓
✓
Commitments
and targets
Long-term net-zero
commitment
✓ ✓ ✓ ✓ ✓
Medium- / short-term
net-zero targets
✓ ✓ ✓ ✓
Net-zero commitment
recognized by third
party
✓ ✓ ✓
Interim targets
validated by third party
✓ ✓ ✓
Decarbonization
plan
High-level plan
✓ ✓ ✓ ✓
Credible plan
✓ ✓ ✓
Carbon
performance
Carbon performance in
line with pathway
✓ ✓
Carbon performance at
(or close to) net zero
✓
Note that the categories

from “Unaware” to

“Achieving

net zero” reflect a

company’s progress

toward reducing its

negative impact on

the
environment. On the other

hand, the category

“Climate solution” is

an overarching category

that goes beyond

this and includes

companies
enabling the transition through their business model by generating green revenues and aligning their capital expenditures accordingly.
›
Refer to “Managing sustainability and climate risks”

in this section for more information about how we

manage financial and
non-financial climate transition risk

Annual Report 2024 |
Sustainability Statement | Social information

Social information
People and culture make the difference
Strategy as it relates to people management
UBS AG’s

organization regulations

provide principles,

organizational structures

and control

over subsidiaries,

including
control over

UBS AG,

to be

held at

the Group

level by

UBS Group

AG. Such

“group steering”

is intended

to ensure

a
harmonized

strategic

direction

for

the

Group

in

line

with

our

corporate

governance

framework,

which

sets

out

the
primary governing guidelines for UBS Group AG and its subsidiaries. Furthermore, the framework provides for clear lines of responsibility to foster a coherent and effective corporate and compliance culture for the Group. Specifically, the Head
Group Human

Resources and Corporate

Services (GHRCS) is

responsible for defining

and executing

an HR strategy

aligned
with the firm’s objectives and for positioning the Group

as an employer of choice.

Regarding

workforce

data

in

this

chapter,

we

refer

to

consolidated

UBS

Group

data

unless

otherwise

specified.

This
includes employees from UBS

AG consolidated and

from UBS Business Solutions

AG, as both

entities ultimately align with
UBS Group AG, which,

as the listed parent company of the Group, directly

or indirectly controls all subsidiaries, including
UBS AG consolidated. The

setup of UBS Business Solutions

AG is specified by

“too big to fail”

regulatory requirements;
however, all employees

of UBS AG

and UBS Business

Solutions AG employed

in the same

jurisdiction are subject

to the
same employment conditions and employment requirements.
Engagement with our employees
Employee engagement
Our employees

want to

be heard

and to be

involved in

shaping their

daily experience.

As such, we

offer opportunities
throughout

the

year

for

employees

to

connect

with

management

and

provide

feedback

on

topics

such

as

strategic
alignment, employee

engagement, well-being,

our work

environment and

line manager

effectiveness. As

an example,
initiatives such as our regular “Ask the CEO” event

give employees the chance to learn about (and ask questions

about)
topics such as strategy and direction.
Our multi-faceted employee listening strategy is adaptable and captures feedback in a timely way.

We conduct employee
lifecycle surveys,

short “pulse”

surveys to

understand what

is top

of employees’

minds and

in-depth analyses,

such as
virtual focus group sessions. In 2024, those conversations allowed participants from every business division and function
to share

their perspectives and

insights on the

integration and

provided employee sentiment

data points

to track progress.
Group-wide surveys measure cultural indicators, such as line manager effectiveness and employee engagement.
The

UBS

European

Employee

Forum

and

the

Credit

Suisse

European

Works

Council,

both

of

which

have

formal
agreements in place, together

represent all countries

in the European Union

with a UBS

Group presence. They consider
topics related to our performance and operations.

Local employee representative bodies discuss topics such

as workplace
conditions, benefits and reorganizations.

Employee concerns and whistleblowing
There are many ways to raise concerns at UBS. If an employee sees or suspects any wrongdoing, they are encouraged to speak

up.

Raising

concerns

with

their

line

manager

is

the

most

common

option;

however,

if

the

individual

is

not
comfortable doing

so, dedicated

whistleblowing channels

ensure they

are able

to raise

concerns in

a safe,
  confidential
and, if preferred, anonymous way.
All concerns raised are taken seriously and investigated. Clear processes protect individuals from retaliation as a result of
reporting a concern pursuant to the Whistleblowing Protection for Employees Policy.
All employees

are required

to complete

mandatory “Speak

Up” training

every two

years, with

new joiners

required to
complete

it

upon

onboarding.

This

training

aligns

with

the

Whistleblowing

Protection

for

Employees

Policy,

raising
awareness

of

available

reporting

channels.

Throughout

the

year,

there

are

activities

such

as

communication

from

the
Group

Executive

Board

(the

GEB),

newsletters,

whistleblowing

campaigns

and

regular

employee

surveys,

aimed

at
encouraging employees to speak

up and raising awareness

regarding the various whistleblower

reporting channels that
can be used to raise concerns.

›
Refer to “Business conduct and corporate culture” in the “Sustainability statement” section of this report for more information
about the UBS whistleblowing process available to

employees

Annual Report 2024 |
Sustainability Statement | Social information

Workforce metrics
Characteristics of our workforce
1,2

As of 31

December 2024,

UBS Group

had 108,648 employees

as full-time equivalents

(FTEs) (2023: 112,842)

and UBS
AG consolidated

had 68,982

(2023: 47,590)

FTEs. For

the most

accurate

view of

our global

workforce,

HR reporting
considers one person (working

full time or part

time) as one headcount.

As of the end

of 2024, UBS Group

had a total
of 110,323

headcount (HC) (2023:

115,038 employees).

UBS AG

consolidated had 69,891

HC (2023:

48,320 employees).
In addition,

UBS Group

had a

total of

20,335 contractors,

consultants and

outsourcers

employed at

the end

of 2024
(2023: 25,619). For UBS AG

consolidated, it was a

total of 9,107 contractors, consultants and

outsourcers (2023: 6,335).

1

Gender data is self-reported in HR systems and does not include those who have chosen not to disclose as a male or female employee.

2

Data changes from 2023 to 2024 reflect the integration of Credit Suisse into UBS AG consolidated.
Employees: employment term and region
UBS Group
31.12.24 31.12.23
Number % Number %
Americas
Permanent 25,650 100% 26,905 100%
Limited term
1
0 0.0% 0 0.0%
Total 25,650 100% 26,905 100%
Asia Pacific
Permanent 26,389 99.8% 27,957 99.8%
Limited term
1
42 0.2% 49 0.2%
Total 26,431 100% 28,006 100%
EMEA
Permanent 22,478 100% 23,378 100%
Limited term 1 1 0.0% 2 0.0%
Total 22,479 100% 23,380 100%
Switzerland
Permanent 34,246 95.8% 35,271 96.0%
Limited term
1
1,517 4.2% 1,476 4.0%
Total 35,763 100% 36,747 100%
Grand total 110,323 115,038
1

Limited term employment is an employment relationship defined by the employee's contract with UBS being limited in duration. Most of these individuals are apprentices in Switzerland.
Employees: employment term and region
UBS AG
31.12.24 31.12.23
Number % Number %
Americas
Permanent 25,643 100% 21,802 100%
Limited term
1
0 0.0% 0 0.0%
Total 25,643 100% 21,802 100%
Asia Pacific
Permanent 11,223 99.6% 8,241 99.4%
Limited term
1
41 0.4% 49 0.6%
Total 11,264 100% 8,290 100%
EMEA
Permanent 8,294 100% 6,184 100%
Limited term
1
1 0.0% 2 0.0%
Total 8,295 100% 6,186 100%
Switzerland
Permanent 23,172 93.9% 11,004 91.4%
Limited term
1
1,517 6.1% 1,038 8.6%
Total 24,689 100% 12,042 100%
Grand total 69,891 48,320
1

Limited term employment is an employment relationship defined by the employee's contract with UBS being limited in duration. Most of these individuals are apprentices in Switzerland.

Annual Report 2024 |
Sustainability Statement | Social information

Employee representation
UBS respects and complies

with all European Union, national

and local labor laws. Our

employee representation

groups
(UBS European Employee Forum and European Works Council, Credit

Suisse Group AG) generally meet monthly,

as well
as

on

an

ad-hoc

basis,

and

collectively

represent

52.0%

(2023:

51.5%)

of

our

global

workforce

for

UBS

Group

as
compared

with 46.1%

(2023:

36.8%)

for

UBS

AG consolidated.

In addition,

we

have

local works

councils

to

discuss
topics such as benefits, workplace conditions and reorganizations.

No country within the European Economic Area (EEA)
where UBS

is present

meets the

threshold of

significant employment,

defined as

at least

50 employees

by headcount,
representing at least 10% of its total

number of employees.

Where

applicable,

our

operations

are

subject

to

collective

bargaining

agreements

(CBAs).

No

country

within

the

EEA
where UBS is present

meets the threshold of significant

employment. We therefore disclose the global

percentage of UBS
AG consolidated employees covered by one or more CBAs:

4.6% (2023: 5.1%).
Workforce inclusion

We

are

committed

to

being

a

diverse

and

inclusive

workplace

based

on

meritocracy,

and

aim

to

build

a

culture

of
belonging where all employees are recognized and valued, and where everyone can be successful and thrive. At

UBS, we
aim to hire and retain

the best people for the right

roles, to deliver for our

clients, our businesses, our shareholders

and
the communities we serve. In order

to achieve this, we have a diverse

workforce with a variety of

skills, experiences and
backgrounds that reflect

the diversity of our clients

to serve them at

our best. It is also critically

important to us that we
respect an environment

where all our

employees are treated

fairly and able to

reach their potential.

In every location

in
which we operate, we continue to act in accordance with the

current law and regulations and will monitor any

changes
to ensure we remain consistent.
Transparency is the foundation framework through which we enable leaders to deliver the strategy, and everyone is held responsible.

We

leverage

various

communications

channels

and

line

manager

objectives

to

drive

awareness,
benchmarking,

thought

leadership

and

feedback

to

inform

the

strategy,

and

data

monitoring

with

respective
characteristics, including management dashboards and toolkits,

to support our entire workforce.
Our workforce

inclusion strategy

is reinforced

by our

public commitments

to support

all employees,

including, but

not
limited to, the UN Women’s Empowerment Principles,

the Valuable 500 and the Race

at Work Charter (UK). Of particular
note

is

our

commitment

to

the

Valuable

500,

a

global

business

collective

of

CEOs

and

their

companies

focused

on
advancing

disability

inclusion

that

we

have

partnered

with

since

2021.

Disability-focused

initiatives

in

2024

included
making

improvements

to our

recruitment

processes

for

candidates,

sponsoring

disability-focused

employee

networks,
enhancing training and

awareness efforts for

all employees, and

continuing to increase

physical and digital

accessibility
for employees and clients alike.
For UBS Group, females represented 26.7% (2023: 37.5%) of members of the GEB and 33.8% (2023: 30.3%) of senior managers who reported

directly to a

member of the

GEB. 41.7% (2023:

33.3%) of members

of the BoD

were female.
For UBS AG

consolidated, females

represented 21.4% (2023: 35.7%)

of members of the

Executive Board (EB)

and 32.0%
(2023: 26.9%) of senior

managers who reported directly

to a member of the

EB. 41.7%

(2023: 33.3%) of members

of
the BoD were female.
For UBS

Group, female

employees at

Director level

and above

represented 29.8%

(2023: 29.5%)

compared to

30.0%
(2023: 28.4%) for UBS AG consolidated.

Fair and equitable pay
Fair and consistent

pay practices are designed

to ensure that employees

are appropriately rewarded for their

contribution.
We pay for performance, and we take pay equity

seriously. We have embedded clear commitments in our compensation policies and practices

and apply the

same fair pay

standards across

all locations.

We annually

review our

approach and
policies, in line with established equal pay methodologies, to support our continuous improvement.
The pay differential

measures pay equity,

comparing pay

for similar roles,

management responsibility,

performance and
geography.

We

regularly conduct

internal

reviews

of our

HR practices.

Our statistical

analyses

show

a

pay

differential
between male and female employees in similar roles

across our major locations of less than 1%. If we

find any gaps not
explained by business

or by appropriate

employee factors such

as role, responsibility,

experience, performance or location,
we look at the root causes and address them.
We also aim to ensure that all

employees are paid at least a

living wage. We regularly assess employees

’

salaries against
local living wages,

using benchmarks

defined by the

Fair Wage Network.

Our analysis in

2024 showed that

employees’
salaries were at or above the respective benchmarks.
Talent management and development
Our talent

management approach

includes structured

talent and

succession reviews

to help

us identify

future

leaders,
ensure

business

continuity

and

proactively

manage

employee

development.

Group-wide

talent

programs

that

help
employees build

skills and

understand key issues

are supplemented by

specific offerings in

the business

divisions, functions
and regions, including ones aimed at increasing capabilities and career opportunities for a diverse audience ranging from
senior leaders to emerging junior talent.

Annual Report 2024 |
Sustainability Statement | Social information

Internal training is delivered via

our UBS University platform and is designed

to ensure that our

people have the necessary
skills

and

information

to

appropriately

perform

their

jobs,

to

reduce

risk

and

to

prevent

incidents,

manual

errors,
inappropriate

behavior

and

other

negative

impacts.

We

also

take

care

to

balance

the

needs

of

our

business

with
employees’ needs, to mitigate any potential negative impacts on our people.

Our Employment of Staff within UBS Policy

specifies that all employees are required to

meet initial and ongoing training
and competency requirements

as appropriate for the

activities they undertake

on behalf of UBS. Further

more, UBS may
require employees to complete mandatory and business-required training,

in line with our mandatory learning policy.

In

2024,

permanent

UBS

Group

employees

completed

an

average

of

24.8

training

hours

per

employee,

including
mandatory training. Within that, female employees completed an average of 24.8 hours of training and male employees completed an average of 24.8 hours.
In

2024,

permanent

UBS

AG

consolidated

employees

completed

an

average

of

25.9

training

hours

per

employee,
including mandatory training.

Within that, female

employees completed an

average of 26.1 hours

of training and male
employees completed an average of 25.8 hours.
Training by employee category
UBS Group UBS AG
Average training hours
31.12.24 31.12.24
Director and above 25.0 25.2
Officer 23.8 24.5
Employee 26.2 29.2
Total average training hours 24.8 25.9
Performance management
Our performance management approach

reflects our strategy

and supports our high-performance

culture. We consider
both

performance

and

behavior-related

objectives

because

we

value

what

an

employee

accomplishes

and

how

our
Behaviors (accountability with integrity,

collaboration and innovation) are demonstrated.

Employee support, including benefits
We are

committed to

being a

responsible employer

and to

caring for

our employees.

That is

one reason

why we

offer
flexible working arrangements and promote employee health and well-being. Social, physical, mental and financial well-
being elements are woven into our HR policies and practices. For example, our support for employee well-being includes a range of programs, benefits and

workplace resources, along with a specialized eLearning curriculum to help employees
better manage their health, foster well-being and strengthen their resilience. A dedicated well-being portal

consolidates
our global offering and promotes regional

networks, initiatives and resources.
In

2024,

employees

across

the

firm

participated

in

virtual

fitness

challenges,

mental

health

initiatives,

volunteering
activities and financial education events,

and everyone had access to

a specialized mindfulness app. We

also progressed
with our #WorkingWithCancer commitment through a

mentorship program,

informational sessions and coffee corners.
All our employees have access to competitive benefits, such as healthcare, well-being and retirement benefits,

insurance
(such

as

life

and

disability

insurance)

and

flexible

leave

policies,

where

applicable.

All

employees

are

also

covered

by
policies

to

protect

against

employment

injury

or

disability.

Parental

leave,

including

adoption

leave,

is

available

to

all
employees, as indicated in local HR policies, and

all locations offer family-related leave.

Benefits are set in the context of
local market practice

and are regularly

reviewed for competitiveness.

Employee assistance programs

and internal teams
help employees and their family members manage personal or work-related issues that may affect their well-being.
Should

business

or organizational

circumstances

arise

that

lead

to employee

redundancy,

we

offer

redeployment

and
outplacement

services

with

a

focus

on

redeployment

within

UBS.

We

believe

these

measures

help

skilled

employees
affected by

restructuring to

favorably position

themselves on

the labor

market. Employees

considering retirement

also
have access to various resources to help prepare them for

this transition.

Annual Report 2024 |
Sustainability Statement | Social information

Respecting human rights
UBS is

committed to

respecting and

promoting human

rights, as

set out

in the

UN Guiding

Principles on

Business and
Human Rights.

When assessing

the firm’s

potential

human rights

impacts,

we focus

on three

key stakeholder

groups
(employees, clients and vendors), as well as society at large.

›
Refer to “General information” in this section of

the report for more information about our interactions with

stakeholders,
including civil society groups
Employees :

UBS is committed to

respecting human rights

standards through its human

resources policies and practices,
and to meeting the

obligations that a

responsible company is required

to comply with.

These are reviewed

on a regular
basis in an effort to make sure we continue to respect human and labor rights.

›
Refer to “Social information” in this section of

the report for more information about UBS’s human resources policies and practices

Clients :

UBS aims to provide

its clients with innovative

investment solutions on

themes related to

human rights, such as
health, education, gender and / or equality.

In addition, we take human rights risks into

account in solutions that address
a broader range of

sustainability issues. We

identify and manage

actual and potential adverse

impacts on human rights
to which our

clients’ assets

and our own

assets are exposed,

most notably through

our sustainability (including

human
rights) and

sustainability and

climate risk

policy framework.

Our clients

also have

access to

solutions that

help them

to
realize their philanthropy goals, including those related to human rights.
›
Refer to “Strategy”

in this section of the report for more information about our sustainability and impact strategy, key aspirations
and progress
›
Refer to the “Sustainability and climate risk policy

framework”,

available at
ubs.com/sustainability-reporting , for more
information

Vendors :

UBS is committed to reducing the negative societal impacts of the goods and services it purchases. That is why, when we

are establishing

new contracts

or renewals,

we identify

high-impact vendors

based on

whether they

provide
goods and services that either have a

substantial social impact or are sourced

in markets with potentially high social risks.
Vendors that

do not

meet the

minimum applicable standard,

because they are

associated with actual

and potential

human
rights risks, have to agree to and comply with a remediation plan before signing a contract with us.
›
Refer to the “UBS Supplier Code of Conduct”,

available at
ubs.com/sustainability-reporting, for more information
UBS’s human-rights-related

commitments and

actions are

set out

in the

UBS Human

Rights Statement.

The statement
shows the structures (governance and policies) and

mechanisms (procedures and processes) UBS has in

place to support
its

commitments.

UBS

also

publishes

a

Modern

Slavery

and

Human

Trafficking

Statement

pursuant

to

the

UK

2015
Modern Slavery Act and to the Australian 2018 Modern

Slavery Act.

›
Refer to the “UBS Human Rights Statement”

and the “UBS Modern Slavery and Human

Trafficking Statement,” available at
ubs.com/sustainability-reporting , for more information
Cyber and information security

At UBS,

the

security

of our

clients’

assets

and

data

is one

of our

top

priorities.

As cyber

threats

to systems

and

data
increase in volume and

sophistication, we continually

focus resources and investments

on critical cyber and

information
security capabilities, with specialist teams working to safeguard our clients’ assets and data.
Our principles and policies guide

how we develop and deploy

technological solutions. The cyber and information security
(CIS) program is

designed to identify,

prevent, detect and

respond to CIS

events, with the

goal of maintaining

the integrity
and availability of our technology infrastructure. Appropriate technical and organizational measures are implemented

to
ensure that data remains

confidential and protected

against accidental, unauthorized

or unlawful destruction, and

loss,
alteration, disclosure or access.
Additionally, UBS has

a Group-wide incident

response process designed

to detect, investigate,

and respond

to information
security threats and incidents

that have a potential

impact on UBS systems

and data. This process

enables any UBS person
to report

incidents and

data breaches,

and it

also includes

processes such

as notifying

impacted clients

about relevant
incidents, in line with all applicable laws and regulations.
In 2024,

we have

enhanced the

CIS awareness

and education

program for

all UBS

employees and

external workforce,
including an increase in staff testing, refreshed mandatory training, including for highly privileged users, and a firm-wide
Cyber Awareness Month campaign.
Helping clients stay cybersafe
UBS

invests

in

critical

cyber

and

information

security

capabilities

to

protect

clients'

assets

and

data

and

provides
cybersafety tips through its website and mobile applications.
›
Refer to Cyber Security at UBS for more information,

available at
ubs.com/global/en/our-firm/cybersafe.html

and to
Cybersecurity, information security and data privacy at UBS, available at ubs.com/global/en/sustainability-impact/sustainability-
reporting.html

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

55
Managing sustainability and climate risks
Introduction

Managing sustainability and climate risks is a

key component of our corporate responsibility. We define

sustainability and
climate risk as

the risk that

we negatively impact

on, or are

impacted by, climate

change, natural

capital, human

rights
and

other

environmental

and

social

matters.

Sustainability

and

climate

risks

may

manifest

as

credit,

market,

liquidity,
business or non-financial risks for UBS, resulting in potential adverse financial, liability or reputational impacts.

Group Risk Control (GRC) is

responsible for our firm-wide sustainability and

climate risk framework and the

management
of

exposure

to

sustainability

and

climate

(financial)

risks

on

an

ongoing

basis

as

a

second

line

of

defense.

Group
Compliance, Regulatory & Governance (GCRG) monitors the adequacy of our control environment for non-financial risks
(NFR), applying

independent

control and

oversight.

We

manage

sustainability

and climate

risk within

a

dedicated

risk
management framework. In 2024, the UBS Group (including

Credit Suisse) was managed under the same framework.
Our sustainability

and climate

risk framework

continues to

evolve through

our multi-year

initiative focused

on meeting
regulatory requirements and enhancing core processes, such

as reporting and disclosures.

Sustainability and climate risk management framework
Our firm-wide sustainability and climate risk

management framework and related policies, standards

and guidelines form
the basis of our

management practices and

control principles. They

enable us to identify

and manage potential

adverse
impacts on

the climate,

the environment

and human

rights, as

well as

related risks

affecting us

and our

clients, while
supporting the transition to a low-carbon economy.
Overseen by senior management, the framework applies to

the balance sheet, our own operations

and our supply chain.
It consists

of four

different phases: (i)

risk identification and

measurement; (ii) monitoring and

risk appetite setting;

(iii) risk
management and control; and (iv) risk reporting and

disclosure.
›
Refer to the “Sustainability and climate risk

policy framework”, available at
ubs.com/sustainability-reporting

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

56
The Group Chief Risk Officer is responsible for the development of the sustainability and climate risk framework and risk appetite, along with its integration into existing Group frameworks. The Chief Risk Officer for Sustainability supports the
Group

Executive

Board

by

providing

leadership

on

sustainability

in

collaboration

with

business

divisions

and

Group
functions and is supported by the sustainability and climate risk unit. In addition, the Risk Committee and the Corporate
Culture and

Responsibility

Committee

of the

Board of

Directors

jointly monitor

the

progress of

our efforts

to address
sustainability and climate risk.
Our

multi-year

sustainability

and

climate

risk

initiative

(the

SCR

Initiative),

launched

in

2020

by

the

sustainability

and
climate risk

unit, continues

to build

capacity through

expertise, collaboration,

technology and

data. This

initiative was
created

to

integrate

sustainability

and

climate

risk

considerations

into

our

traditional

financial

and

non-financial

risk
management frameworks,

which address these

traditional risks across our

business divisions and legal

entities, in an ever-
changing regulatory environment.
In 2024,

the SCR

Initiative further

advanced its

efforts toward

the goal

of fully

integrating qualitative

and quantitative
sustainability and climate

risk considerations into

the firm’s traditional

risk management and

stress-testing frameworks.
Developments

in

2024

included

introducing

climate-driven

risk

analytics

into

the

credit

decision-making

process

for
selected

portfolios,

introducing

climate-driven

quantitative

risk

appetite

where

mandated,

developing

climate

risk-
adjusted stress models

and scenario analysis

capabilities, expanding climate risk

monitoring internally, and

further refining
processes, governance and methodologies to drive forward more comprehensive sustainability and climate risk reporting
and

disclosures.

Furthermore,

to

monitor

and

control

the

utilization

of

the

divisional

contributions

toward

the

2030
corporate lending

sector decarbonization targets,

a decarbonization control

framework has

been established

with defined
thresholds per sector and business division

and at a Group level.

These thresholds are defined annually and

the utilization
against the agreed thresholds is monitored on a quarterly

basis.

Sustainability and climate

risk management activities

conducted in 2024

are described below,

across the four

phases of
the sustainability and climate risk framework.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

57
Risk identification and measurement
We

assess

the

materiality

of

our

sustainability-

and

climate-driven

risks

and

impacts

on

an

annual

basis.

This

is
underpinned by an assessment of

how key risk drivers may

impact us through financial and non-financial

risks (e.g. credit
losses or reputational incidences resulting

in lost revenues) and

by assessing the proximity of

our activities to the

potential
negative impact on the environment (including climate)

and human rights.
We aim to identify sustainability and

climate risks at divisional and cross-divisional

levels, both through the sustainability
and

climate

risk

materiality

assessment

mentioned

above

and,

increasingly,

by

integrating

them

into

the

firm-wide
traditional risk

identification and measurement processes.

›
Refer to “Environmental information”

in this section for details about our climate-related materiality assessment and the
underlying methodology

Our risk identification

methodologies collectively

define our focus

areas and key

risk drivers. The results

of these efforts
contribute to our sustainability and climate risk management strategy by:

–
identifying concentrations

of climate-sensitive

exposure that

may make

us vulnerable

to financial

and non-financial
risks, facilitating resource prioritization to enhance risk quantification and subsequent management actions; and
–
supporting the implementation

of a

client-centric business strategy, in

which we support

clients with their

sustainability
transition and identify clients who can benefit from sustainability-focused

UBS products and services.

The outputs

of the

above process

supports senior

management in

taking informed

decisions about

sustainability-

and
climate-related risks and provides stakeholders with key information through our external disclosures.
Transition risk
Climate-driven transition risks, which

arise from the efforts

to mitigate the effects

of climate change, may

contribute to
a

structural

change

across

economies

and

consequently

affect

banks and

the

stability

of the

broader

financial

sector.
These risks extend to the value of investments and may also affect the value of collateral (e.g. real estate).
In

2024,

UBS

developed

a

transition

risk

rating

model

(TR

RM),

aligned

with

the

transition

risk

heatmap

(TR

H)

and
designed to

provide a

company-level rating

of transition

risk, where

input data

is available

The TR

RM mainly

relies on
two inputs:

(i) the

output of

the transition

risk heatmap

(TR H)

and (ii)

the Company

Transition Assessment

Scorecard
(CTAS), an

internal UBS

tool that

systematically categorizes listed

companies based on

publicly available

data from

external
third-party data sources into climate transition readiness categories. Whenever CTAS does not provide an assessment for a company, the model falls back to an existing transition risk heatmap

(TR H).
The climate transition

risk profile chart

shows that, at

the end of

2024, the exposure

of the UBS

Group to climate-sensitive
sectors and

related business

activities has

decreased

due to

accelerated winddown

of Non-core

and Legacy

corporate
exposures.

Climate-driven

transition-risk

sensitive

exposure

accounted

for

17.1%

of

the

total

gross

lending exposure,
down from 19.2% in 2023. Key sectors contributing to sensitive exposure continues to be same as 2023 (i.e. real estate, industrials

and

transportation).

Compared

to

last

year,

our

sensitive

exposure

to

Services

and

Technology

sector

has
increased, in

line with

a methodology

change where

certain business

activities that

were previously

rated non-sensitive
are now rated sensitive due to increased reliance on

artificial intelligence (AI) and data center operations requiring higher use of power.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

59
Physical risk
Climate-driven physical risks arise from acute

hazards, which are increasing in

severity and frequency, and chronic climate
risks arise

from an

incrementally changing

climate. Climate

-driven physical

risks may

contribute to

a structural

change
across economies

and consequently

affect banks

and the

stability of

the broader

financial sector.

These risks

extend to
the value of investments and may also affect the value of

collateral (e.g. real estate).
In 2024, UBS developed a physical risk rating model (PR RM), aligned with the physical risk heatmap model

(PR HM). The
PR RM is designed

to provide a company-level

indication of physical

risk while both models

are designed to provide

the
UBS Group exposure to

climate-driven physical risks. The

PR RM and

PR HM measure how

four acute physical risk

hazards
(wildfires, heatwave, floods and tropical cyclones) may drive physical risk of the companies.

The climate physical risk profile chart shows that,

at the end of 2024, the exposure of

the UBS Group to climate-sensitive
sectors and

related business

activities has

decreased

due to

accelerated winddown

of Non-core

and Legacy

corporate
exposures. Climate-driven physical-risk sensitive exposure accounted for 9.8% of the total gross lending exposure, down from 11.7%

in 2023.

Geographically,

the majority

of the

sensitive exposure

is from

the Americas

region, followed

by
Switzerland and

other geographical

locations. Most

of the

year-on-year reduction

in sensitive

exposure is

due to

Non-
core and Legacy

exposure winddown

in the Americas

region. At Group

level, most of

the climate-sensitive

physical risk
exposure is located within

countries that have a

relatively high adaptive capacity

to manage physical risk

hazards resulting
in a moderately low risk profile at regional level.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

61
Climate scenario analysis
We use scenario-based approaches to

assess our exposure to physical

and transition risks stemming from

climate change.
We have

introduced several in-house

assessments facilitated by

industry collaborations to

tailor approaches for

addressing
methodological and data

challenges. We

have utilized dedicated

risk models incorporating

systematic and idiosyncratic
effects to carry out stress testing exercises covering short-,

medium- and long-term horizons.
The work

performed includes

regulatory scenario

analysis and

stress test

exercises such

as the

Bank of

England’s (BoE)
2021 Climate Biennial Exploratory Scenario (CBES), the 2022 Climate Risk Stress Test

(CST) of the European Central Bank
(the ECB),

which assesses

banks’ preparedness

for dealing

with financial

and economic

shocks stemming

from climate
risk; and

the 2024

Swiss Financial

Market

Supervisory Authority

(FINMA) /

Swiss National

Bank (SNB)

climate

scenario
analysis exercise.

These exercises

enabled the

identification of

financial risks

from climate

change and

made it

possible
for UBS to assess management

actions in response to

different scenario results

and perform counterparty-level

analysis.
While these exercises showed mild losses and low exposure to climate risk for the entities within scope, given the limited impact to

the macroeconomic financial

environment, the analysis

allowed UBS to

enhance its climate

risk scenario analysis
and stress testing, further developing our capabilities for assessing risks and vulnerabilities from climate change.

In 2024,

we also

advanced our

capabilities surrounding

internal climate

risk scenario

analysis and

stress testing

for the
UBS Group. We refined and expanded our internal climate risk scenarios with a focus on both transition and physical risk
projections across a 30-year time frame. In

addition, we developed additional climate risk methodologies to enhance and
broaden portfolio coverage.
Over the last few

years, we have also

leveraged industry-wide initiatives,

such as the Paris

Agreement Capital Transition
Assessment (PACTA) exercise launched by the Swiss Federal Office for the Environment (FOEN) in 2020, 2022 and 2024.
Through

this

exercise,

we

assessed

the

climate

alignment

of

our

listed

investments

(including

equities

and

bonds),
mortgages

and

direct

real

estate

portfolios.

The

assessment

enabled

us

to

compare

our

results

with

the

aggregated
performance of all participating banks’ portfolios, showing the progress made over time and the efforts still needed.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

62
Monitoring and risk appetite setting
Our sustainability and climate risk

policy framework defines the qualitative

and quantitative risk appetite for

sustainability
and climate risk and is subject to periodic updates and enhancements.

As part of the

sustainability and climate risk monitoring

process, we have developed methodologies and

metrics to assess
our continued exposure to carbon-related assets and climate-related risk-sensitive sectors. When developing our metrics, we consider the inputs and guidance provided by standard-setting organizations, as well as new or enhanced regulatory requirements for climate

disclosures. In 2024,

we continued working

on methodologies covering

climate-driven transition
and physical risks.

The

table

below includes

climate-related

risk metrics

for

the

UBS Group

AG,

UBS AG

on a

standalone

basis

and UBS
Switzerland AG and UBS Europe SE, both on a standalone basis. The trend analysis of exposure is available starting 2023 as UBS Group exposures were reported on a consolidated

basis post Credit Suisse integration.
The

proportion of

the

UBS Group’s

total

gross

lending

exposure accounted

for

by carbon-related

assets

decreased

to
10.9% in

2024 compared

to 12.1%

in 2023.

The UBS

Group metrics

were reported

on a

consolidated basis

including
Credit Suisse exposures starting 2023.

Following

the

mergers

of

UBS

AG

and

Credit

Suisse

AG

in

May

2024

and

of

UBS

Switzerland

AG

and

Credit

Suisse
(Schweiz)

AG

in

July

2024,

the

total

gross

lending

exposures

of

UBS

AG

standalone

and

UBS

Switzerland

AG

have
increased due to the inclusion of legacy Credit

Suisse exposure. Consequently, the climate-driven transition risk, physical-
risk-sensitive exposure and carbon-related assets have increased on an absolute basis, as expected.
Risk management – Climate-related metrics
For the year ended % change from
31.12.24 31.12.23 31.12.23
Climate-related metrics (USD bn)
1, 2, 3, 4
Carbon-related assets: UBS Group AG consolidated
1, 2, 3, 4, 5, 6
76.5 93.9 (18.5)
Carbon-related assets proportion of total gross lending exposure, UBS Group

AG consolidated (%)
1, 2, 3, 4, 5, 6
10.9 12.1
Carbon-related assets: UBS AG (standalone)
1, 2, 3, 4, 5, 6
30.3 9.2 228.3
Carbon-related assets: UBS Switzerland AG (standalone)
1, 2, 3, 4, 5, 6
46.6 27.4 69.8
Carbon-related assets: UBS Europe SE (standalone)
1, 2, 3, 4, 5, 6
0.0 0.0 0.0
Total exposure to climate-sensitive sectors, transition risk, UBS Group AG consolidated
1, 2, 3, 4, 6, 7, 8
120.3 149.0 (19.3)
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
17.1 19.2
Total exposure to climate-sensitive sectors, transition risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
36.6 12.8 186.4
Total exposure to climate-sensitive sectors, transition risk, UBS Switzerland AG (standalone)
1, 2, 3, 4, 6, 7, 8
83.0 49.8 66.6
Total exposure to climate-sensitive sectors, transition risk, UBS Europe SE (standalone) 1, 2, 3, 4, 6, 7, 8 0.0 0.0 0.0
Exposure to climate-sensitive sectors, transition risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
2.1
Exposure to climate-sensitive sectors, transition risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
6.8
Total exposure to climate-sensitive sectors, physical risk, UBS Group AG consolidated
1, 2, 3, 4, 6,7,8
68.9 90.7 (24.0)
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS

Group AG consolidated (%)
1, 2, 3, 4, 6, 7, 8
9.8 11.7
Total exposure to climate-sensitive sectors, physical risk, UBS AG (standalone)
1, 2, 3, 4, 6, 7, 8
65.7 52.5 25.2
Total exposure to climate-sensitive sectors, physical risk, UBS Switzerland AG (standalone)
1, 2, 3, 4, 6, 7, 8
22.6 15.1 50.0
Total exposure to climate-sensitive sectors, physical risk, UBS Europe SE (standalone)
1, 2, 3, 4, 6, 7, 8
0.0 0.0 0.0
Exposure to climate-sensitive sectors, physical risk, Traded products, UBS Group AG consolidated
1, 2, 3, 4, 7, 8, 9
3.3
Exposure to climate-sensitive sectors, physical risk, Issuer risk, UBS Group

AG consolidated
1, 2, 3, 4, 7, 8, 10
12.6
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is

assigned based on the average riskiness of

collateral.

2

Metrics for 2023 are recalculated and restated based

on the 2024 methodology for comparison purpose.

Percentage
change is calculated based on the

full underlying exposure, which may result in small deviations when calculated using reported figures that

are rounded to one decimal.

3

Over the last year, the UBS Group continued
its effort to

integrate Credit

Suisse systems

and data.

As a result,

the metric

calculation process

benefits from

data enhancement

even when

the methodology

remains the same

year on year.

At the same

time,
integration work is ongoing and expected to bring in further data alignment in future, which may require restatement of reported metrics.

4

UBS continues to collaborate to resolve methodological and industry data challenges, and seeks to integrate both impacts to and dependencies on a changing natural and climatic environment, into how UBS evaluates its risks and opportunities.

5

As defined by the Task Force on Climate-
related Financial Disclosures (the TCFD), in its expanded definition published in

2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book. UBS further includes the four non-financial sectors addressed by the TCFD,

including, but not limited to,

fossil fuel extraction, carbon-based power

generation, transportation (air,

sea, rail, and auto manufacture),

metals production and mining,
manufacturing industries,

real estate development,

chemicals, petrochemicals,

and pharmaceuticals,

building and construction

materials and activities,

forestry, agriculture,

fishing, food and

beverage production,
including trading companies that

may trade any of

the above (e.g. oil

trading or agricultural commodity

trading companies). This

metric is agnostic of risk

rating, and therefore may

include exposures of companies
that may be

already transitioning or

adapting their business

models to climate

risks, unlike

UBS climate-sensitive sectors

methodology, which

takes a risk

-based approach to

defining material exposure

to climate
impacts.

6

Gross lending exposure consists of total on balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss)
and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group as a result of the acquisition of Credit Suisse in compliance with IFRS 3, Business Combinations).

7

Climate-related risks are scored between 0 and 1,

based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate-sensitive exposure metrics are determined based upon the top three of the five rated categories, i.e.

moderate to high.

8

As the transition and physical risk rating models and
physical risk heatmap model are embedded

further into the risk management framework, we

may identify new use cases that

could trigger validation of the model for

identified use cases and associated enhancements.
As a consequence,

restatement of

reported metrics

may be required.

9

For traded

products, the

metric is

calculated using

over-the-counter (OTC)

derivatives, exchange-traded

derivatives (ETDs)

and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.

10

For issuer risk, the metric is calculated upon HQLA assets, debt securities, bonds, liquidity buffer securities. After the parent bank merger,

the issuer risk in legacy Credit Suisse entities is less than 4% of overall UBS Group and considered non-material and excluded from reported metrics.
The table

below presents

a view

of our

risk profile

and changes

year on

year (YoY),

within sectors

and across

climate
risks. It first shows

our total exposure

to each sector (and

whether that has

increased or decreased

compared to 2023),
followed

by

an

exposure-weighted

risk

rating.

The

table

also

shows

the

YoY

weighted

average

transition

risk

trend
followed by sensitive

exposure for

each of climate

transition risk and

physical risk. Overall,

the UBS Group

continues to
have an average rating of moderate for transition risk and

moderately low for physical risk.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

63
Risk exposures by sector for UBS Group
1,2,3,4,5, 6, 7
Transition risk Physical risk
Sector / Subsector
2024
exposure
(USD bn)
YoY exposure
trend 8
Weighted average
risk rating 2024 9
YoY weighted
average risk trend 8
2024 climate-
sensitive exposure
(USD bn) 5
Weighted average
risk rating 2024 9
YoY weighted
average risk trend 8
2024 climate-
sensitive exposure
(USD bn) 5
Agriculture
Agriculture, fishing and forestry 0.93
↓
Moderate
→
0.42 Moderately low
→
0.54
Food and beverage 6.51
↓
Moderately high
→
6.51 Moderate
→
3.93
Financial services
Financial services 82.75
↓
Moderately low
→
0.03 Moderately low
→
18.85
Fossil fuels
Downstream refining, distribution 0.54
↓
Moderately high
↓
0.54 Moderately low
↑
0.26
Integrated oil and gas 0.32 → Moderate ↓ 0.32 Moderately low → 0.00
Midstream transport, storage 0.10
↓
Moderate
→
0.10 Moderate
↑
0.10
Trading fossil fuels 6.72 → Moderately high → 6.72 Moderately low → 0.73
Upstream extraction 0.24
↓
High
→
0.24 Moderately low
↓
0.02
Industrials
Cement or concrete manufacture 0.24
↓
High
→
0.24 Moderately low
→
0.03
Chemicals manufacture 3.80
↓
High
→
3.80 Moderately low
↓
1.27
Electronics manufacture 5.29
↓
Moderate
↓
4.48 Moderately low
↓
1.47
Goods and apparel manufacture 5.13
↓
Moderately high
→
5.11 Moderately low
→
2.94
Machinery manufacturing 8.04
↓
Moderately high
→
8.02 Moderately low
→
1.21
Pharmaceuticals manufacture 3.64
↓
Moderately high
→
3.64 Moderately low
↓
1.06
Plastics and petrochemicals manufacture 1.81
↓
Moderately high
→
1.81 Moderately low
↓
0.69
Metals and mining
Mining conglomerates (incl. trading) 2.83
↓
Moderately high
→
2.83 Moderately low
→
0.07
Mining and quarrying 1.10
↓
Moderate
↑
0.66 Moderately low
→
0.59
Production of metals 0.87
↓
Moderately high
→
0.87 Moderate
→
0.39
Private clients
Lombard 151.50
↓
Moderately low
→
0.00 Moderately low
→
0.00
Real estate
Development and management 11.64
↑
Moderately high
→
11.04 Moderately low
↓
0.68
Real estate financing
10
83.34
↓
Moderate
→
36.28 Moderately low
→
2.48
Private clients with mortgages
10
250.59
↓
Moderately low
→
0.00 Low
→
0.00
Services and technology
Services and technology 35.93
↓
Moderately low
→
9.31 Moderately low
→
18.85
Sovereigns
Sovereigns 2.91 ↓ Moderate ↓ 0.34 Moderately low → 0.04
Transportation
Air transport 2.98
↓
Moderately high
→
2.84 Moderate
→
2.50
Automotive 1.20
↓
Moderate
↓
0.23 Moderate
→
1.08
Rail freight 0.90
↑
Low
→
0.00 Moderate
→
0.77
Road freight 1.32
↑
Moderately high
→
1.32 Moderately low
↓
0.64
Transit 0.49
↓
Moderately low
→
0.00 Moderately low
↓
0.33
Transportation parts and equipment

supply
1.10
↓
Moderately high
→
1.10 Moderate
→
0.64
Water transport 8.55
→
Moderately high
→
8.55 Moderately low
→
5.21
Utilities
Power generation 2.76
↓
High
↑
2.24 Moderately low
↓
1.42
Waste treatment 0.68
↓
Moderately high
→
0.68 Moderately low
↑
0.19
Not classified
11
15.07
↓
Not classified
→
0.00 Not classified
→
0.00
Grand Total 701.80
↓
Moderate
→
120.25 Moderately low
→
68.94
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Metrics for 2023 are recalculated and restated based on the 2024 methodology for comparison purpose.

3

Gross lending
exposure consists of total on balance

sheet loans and advances to customers and

off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and

is based on consolidated
IFRS numbers (inclusive

of purchase price

allocation adjustments

recorded in

UBS Group

as a result

of the acquisition

of Credit

Suisse in compliance

with IFRS

3, Business Combinations).

4

UBS continues to
collaborate to resolve methodological

and industry data challenges,

and seeks to integrate

both impacts to and

dependencies on a changing

natural and climatic environment,

into how UBS evaluates

its risks and
opportunities.

5

Climate-related risks are scored between 0 and

1, based on sustainability and climate risk

transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately
low, moderate,

moderately high,

and high. The

climate-sensitive exposure

metrics are

determined based

upon the top

three of the

five rated

categories i.e.

moderate to

high.

6

Over the last

year,

UBS Group
continued its

effort to

integrate Credit

Suisse systems

and data.

As a

result, metric

calculation process

benefits from

data enhancement

even when

methodology remains

same year-on-year.

At the

same time,
integration work is ongoing and

expected to bring in further data

alignment in future which may require

restatement of reported metrics.

7

As transition and physical risk rating

models and physical risk heatmap
model are embedded

further into the

risk management framework,

we may identify

new use cases

that could trigger validation

of model for

identified use cases

and associated enhancements.

As a consequence,
restatement of reported metrics

may be required.

8

A material change in

the risk profile (discrete

risk score, weighted

average per sub-sector)

is considered as

>5% shift up,

or down year on

year. Similarly,

for
absolute exposure.

9
Displayed ratings represent exposure-weighted averages

for a given sector scope.

10

The real estate segments have been aligned

with the expected credit loss segments UBS

applies under
IFRS. Real estate financing includes rental or income-producing real estate financing to private and corporate clients secured by real estate.

Private clients with mortgages include lending to private clients secured by
owner-occupied real estate and personal account overdrafts of those clients.

11
Not classified represents the portion of UBS’s business activities where methodologies and data are not yet able to provide a rating.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

64
Risk management and control
In 2024,

we continued

to develop

solutions to

integrate sustainability

and climate

risks into

traditional risk

categories,
such as our credit, market,

liquidity, non-financial and reputational risk frameworks. We progressively enhanced our four-
stage approach (defined above

in the sustainability and climate

risk management framework) by

leveraging research on
how sustainability and climate

risk drivers may be

transmitted to our clients

(and their assets)

and ultimately to

the firm
in the form

of financial

and non-financial

risks. Our

approach supports

the ongoing

management of

sustainability and
climate risks as

they manifest

across traditional risk

categories and has

been built in

line with principles

outlined by the
Basel

Committee

on

Banking

Supervision

(the

BCBS)

and

the

Task

Force

on

Climate-related

Financial

Disclosures

(the
TCFD,

now

organized

under

the

ISSB).

As

Swiss

financial

regulator

FINMA

has

mandated

financial

institutions

to
implement

nature-related

financial

risks

in

their

due

diligence

processes

by

2028

(FINMA

Circular

2026/1

on

nature-
related

financial

risk),

UBS

is

building

its

capabilities

to

embed

the

management

of

these

risks

in

its

due

diligence
processes.
Our progress is summarized in the following table.
Managing sustainability and climate risks

within traditional risk categories

Traditional risk
category

Sustainability and climate risk
transmission channels.
Key developments
Credit risk

Our potential credit losses driven by risks
from a changing physical climate, the
transition to a low-carbon economy.
Climate-related risk drivers can impact
household, corporate or sovereign income
and / or wealth. Physical and transition
risk drivers increase our potential losses as
soon as they have a negative effect on a
borrower’s ability to repay and / or fully
recover the value of a loan in the event of
default.
In 2024, we further embedded climate-related

risks into our credit risk management framework. By
collaborating across business divisions and between both

the first and second lines of defense, we developed
innovative solutions tailored to the risk profiles and material drivers of risk within our businesses:

Investment Bank:

The current credit-granting process has been amended to identify and measure the potential
for credit losses driven by climate-related risks for corporate lending and leveraged finance. At the transaction
level, this is achieved by integrating tools such as sector-level climate-related risk heatmaps and company-level
due diligence scorecards into the credit approval analysis and decision-making process. In addition, where
mandated, concentration triggers have been set up and are monitored and reported on a quarterly basis for all
relevant counterparties. Furthermore, at the divisional level,

progress has been made to enhance and automate
reporting of the full Investment Bank lending portfolio, on a quarterly basis.
Global Wealth Management:

The current credit-granting process identifies and assess potential credit losses
driven by climate-related risks for Lombard lending in Switzerland and international locations by integrating
climate-related due diligence questions and leveraging the climate risk heatmaps in the credit assessment at a
transaction level. The approach encompasses Lombard loans to operating companies and those backed by
concentrated equity posted as collateral and we aim to further enhance the scope across regions and products
in future. Furthermore, progress was made to enhance and automate reporting of the combined

Global Wealth
Management Lombard lending portfolio, on a quarterly basis.
Personal & Corporate Banking:

The current credit-granting process identifies and assesses potential credit
losses driven by climate-related risks by integrating climate-related due diligence questions and leveraging the
climate risk heatmaps in the credit assessment at a transaction level. This approach was rolled out in 2023 to
the P&C Multinationals business and expanded in 2024 to

include a wider coverage of the corporate client
portfolio as well as the commodity trade finance business. Furthermore, at the divisional level progress was
made to enhance and automate reporting of the combined

Personal and Corporate lending portfolio, on a
quarterly basis.
Market risk
(traded and
not traded)

Potential financial impacts on the firm
from price shifts and / or market volatility.
A changing physical environment
(including climate change) may affect the
value of companies reliant on the natural
environment and / or how the market
perceives such companies. The transition
to a low-carbon economy through climate
policies, low-carbon technologies,
demand shifts and / or market perception
may also impact the value of our positions
and / or lead to a breakdown in
correlations between risk factors (e.g.
prompting a change in market liquidity
and / or challenging assumptions in our
model).
In 2024, we assessed the risk from planned portfolios, in line with our multi-year sustainability and climate risk
initiative, and established solutions for integrating climate-related risks into our market risk management framework. Progress on integrating climate-related risks into our market risk management was incrementally
driven by enhancing analytical capacity, applying the climate risk rating model in our market-risk monitoring
systems and developing stress testing capabilities. We have adapted our in-house long-term scenarios to the
specifics of short-term market risk analytical requirements.

Enhancing analytical capacity:

Leveraging existing sector-level heatmap methodologies

and our in-house
scenario development capacity, we sought to perform a loss-driven materiality assessment. By linking the risk
ratings with adverse-scenario-driven shocks, we were able to further examine the correlations between risk
factors and understand the short-term loss potentials for climate. In 2024,

we were able to introduce a climate
risk rating model for the first time.

Automation:

Market risks systems facilitate for daily monitoring, reporting and control.

By integrating these
with our centralized climate sector-level heatmap together with climate risk rating model, we are able to
understand and react to drivers of climate impacts on our portfolios through regular assessments and
monitoring.
Quantitative risk appetite:

For selected legal entities, climate risk concentration triggers were introduced in
2023 based on the sector-level climate risk heatmaps.   The solution facilitates daily monitoring of positions that are considered inherently sensitive to climate risks, including an automated breach escalation process along
with the market risk escalation path for concentration limits, providing an opportunity for remediation actions.
The triggers cover credit delta and equity delta aggregated in accordance with the “sensitivity,” as defined
through our heatmapping methodology.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

65
Managing sustainability and climate risks

within traditional risk categories

Liquidity risk

The potential impact on liquidity adequacy
is driven by risks from a changing physical
climate, the transition to a low-carbon
economy., Climate events have been
proven to affect funding conditions, and
therefore liquidity buffers across broader
banks. Climate-related risks are
considered an additional driver of liquidity
risk. As such, they may impact our
liquidity adequacy, directly or indirectly,
through our ability to raise funds,
liquidate assets and / or our customers’
demand for liquidity. This could result in
net cash outflows or depletion of our
liquidity buffer.
In 2024, we further integrated climate risk into our liquidity framework for planned portfolios, in line with the
multi-year sustainability and climate risk initiative. Climate risk stress testing and climate risk reporting were
introduced for the first time in 2024, leveraging the heatmap and climate risk rating model. The identification
of material climate-related risks and the integration of those potential risks into the internal liquidity risk
management framework will be an iterative process as we continuously improve the methodology, along with
improving the availability and quality of required data in the industry and enhanced analytics and insights over
time.
Non-financial
risk

This is the non-financial impact on UBS
(compliance, operational risk and financial
crime) from inadequate or failed internal
processes, people and systems and / or
externally due to physical climate events
or stakeholder legal action.
Alignment with the BCBS Principles for the effective

management and supervision of climate-related (non-
financial) risks has been key in 2024 and is subject to on-going monitoring as of 2025.

We have completed work to embed ESG (environmental, social

and governance)-related risks, including climate
considerations as a standalone risk indicator to the Group non-financial risk identification model governance
used as the basis for scenario coverage and non-financial risk regulatory / economic capital determination.
We will continue to evolve the framework in alignment with our commercial strategy and industry expectations,
with work ongoing to assess the results of ESG risk integration more broadly into non-financial risk taxonomy
risk appetite statements.
Reputational
risk

This is the risk of an unfavorable
perception, or a lessening of our
reputation, from the point of view of
clients, industries, shareholders,
regulators, employees or the general
public, which may lead to potential
financial losses and / or loss of market
share.
Reputational risk is considered across all
business activities, transactions and
decisions and includes sustainability-
related reputational risks, such as
greenwashing risk.
We continue to assess the design of our reputational risk framework as generally robust in terms of roles and
responsibilities, escalation requirements, and review and approval authorities for sustainability-related risks.

Relevant sustainability-related standards have been set, including for the appropriate consideration of high
inherent reputational risks, by leveraging existing firm-wide risk identification and review and approval
processes.

Our 2030 lending sector decarbonization targets for specified sectors at Group level come with agreed
contributions by the individual business divisions (BDs)

for the corporate lending sectors.
To monitor and control the utilization of the BDs’ contributions toward the 2030 corporate lending sector
decarbonization targets, a decarbonization control framework was operationalized in 2024,

with defined
thresholds per sector and business division and at Group

level. These thresholds are defined annually and the
utilization against the agreed thresholds is monitored on a quarterly basis.
Additionally, a material transaction, as defined in the credit approval process, within in-scope business activities is subject to the pre-deal assessment process. The first line of defense is responsible for identifying
and referring an in-scope transaction to the second line of defense sustainability function for a detailed
assessment. Based on the calculated utilization level,

a transaction is subject to the defined approval path.
We manage and escalate

material climate-related risks,

in accordance with our

standard financial and

non-financial risk
processes and

defining key responsibilities

and tools,

both at the

Group level

and across our

business divisions. To

facilitate
the implementation

of consistent risk

management practices

across the Group,

we have

conducted climate-risk-related
training for employees across the business divisions and Group functions.
Risk reporting and disclosure
Sustainability and climate

risk considerations are

an integral part

of topics included

in our quarterly

risk reporting cycle.
Information exchanged during this process includes the number of transactions referred to the sustainability and climate
risk

unit

with

outcomes

and

underlying

reasons,

and

an

associated

breakdown

by

category.

The

report

includes
information on

exposure to

climate -sensitive

sector activities

(our climate-related

risk heatmaps

and climate

risk rating
models), leveraging

a fully

automated

process. The

heatmaps and

climate rating

models are

also included

in quarterly
internal risk reports for key legal entities and business divisions.

For external climate-related

risk reporting, we

have prepared our

annual disclosures

across the key

areas recommended
by the Task Force on Climate-related Financial Disclosure.
The automated reporting

capabilities for

climate-related risk

were enhanced to

include combined

(legacy- UBS

and legacy-
Credit Suisse)

Group-wide climate

risk views

for internal

and external

reporting. In

addition, the

outputs of

the CRRM
have been implemented

to generate year-end

2024 metrics for further

granularity. Internal and

external climate-related
risk metrics will continue to evolve in the coming years, as a part of our sustainability and climate risks roadmap, to meet
regulatory expectations and ensure leading practices in this area.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

66
Our investment management approach to sustainability and climate risks
Assessing climate-related financial risks in client portfolios
As a global financial

institution, we help

our clients navigate

the challenges of the

transition to a

low-carbon economy.
We address

this by

establishing

climate

risk monitoring

and management

systems across

our Asset

Management

and
Global Wealth

Management

business divisions,

offering innovative

products and

services in

investment and

financing,
and providing transparent reporting and disclosures.
We strive to integrate

climate-related financial risk

considerations into our

decision-making and

processes pertaining to
services, strategies

or products

offered or

employed by

third parties,

including delegates.

In doing

so, we

demonstrate
our commitment to

implementing the recommendations

of the Task

Force on Climate

-related Financial Disclosures

(the
TCFD). We perform

climate risk

assessments on

discretionary portfolios

managed in

Singapore and

in-scoped collective
investment

schemes

managed

in

Hong

Kong

respectively,

in

line

with

the

Monetary

Authority

of

Singapore

(MAS)
Guidelines on Environmental Risk Management for Asset Managers and

the Securities and Futures Commission of Hong
Kong (SFC) Climate Risk regulations.

We also disclose portfolio risk

across climate scenarios in the

UK, in line with TCFD
recommendations.
We

work

across

our

industry

and

with

our

clients,

ensuring

they

have

access

to

best

practice,

robust

science-based
approaches, standardized methodologies and quality data for

measuring and mitigating climate risks.
In the following sections, we outline

the UBS approach to quantifying climate risk

in clients’ assets as well

as how climate
risk information is applied to Asset Management and Global

Wealth Management.
Quantifying climate risk: data and metrics
In

order

to

evaluate

climate

risks

at

issuer

level,

we

utilize

physical

and

transition

climate

risk

data

from

various

data
providers.

Physical

climate

risk

arises

from

the

impact

of

weather

events

and

long-term

or

widespread

environmental

changes.
Higher levels of

physical risks imply

higher probability

of an issuer

or direct assets

being impaired

in value. Our

physical
risk assessment considers

the potential impact

of extreme climate

events on an

issuer’s assets or

our direct assets,

with
each physical risk score representing a sensitivity-adjusted,

weighted average of risk scores linked to all associated assets across different climate hazards, such

as heat / cold waves, water stress,

flooding, sea level rises, hurricanes,

wildfires and
drought.
Transition risk arises

from the process

of adjusting to

an environmentally sustainable

economy, including changes

in public
policies,

disruptive

technological

developments

and

shifts

in consumer

and investor

preferences.

One

of the

ways we
assess transition

risk

is by

using

a

“carbon

earnings

at

risk” approach,

which

analyzes

the

unpriced

carbon

cost

to a
company as a

percentage of its

earnings before interest,

taxes, depreciation and

amortization (EBITDA). We

see carbon
earnings at risk as one of the more directly quantifiable and comparable metrics across industries globally, which is more suitable for reflecting the reach and complexity of our investments.
For both physical and transition

risks, the projections are

typically built upon publicly reported

company data, restricting
coverage

to

corporate

issuers,

which

form

the

bulk

of

our

public

markets

portfolios.

Consequently,

exposures

to
sovereigns or structured products, for example, are not covered at this point.
Climate risk data remains an evolving area, and best practice standards or norms are still being developed. This results in acknowledged limitations in data coverage and

quality, such as issuer

type and the use

of proxy or estimation

techniques.
Financial models also typically

project up to three

years into the future,

with significant deterioration

in visibility beyond
one year. As such, long-term projections used to generate

data, even for 2030, may have limited accuracy.
We work closely with our

data providers to continuously

enhance the scope and quality

of data available to us.

Climate
risk data

continued to

improve over

2024, including,

for example,

improved financial

integration and

market-adjusted
carbon price

assumptions. As

our data

providers continue

to improve

on their

data methodology

and coverage,

in line
with industry best practice, these changes may be reflected

in climate risk analytics on the client portfolios we manage.
Application in Asset Management
Asset Management’s

ESG

(environmental,

social

and

governance)

integration

approach

identifies

climate-related

risks
and

opportunities

that

can

be

applied

in

managing

existing

investment

strategies

and

constructing

new

portfolios.
Portfolio construction criteria are

applied based on the intended

objectives of the given strategy.

Portfolios are classified
based

on

their

sustainability

characteristics,

including

sustainability-related

key

performance

indicators

and

minimum
sustainability safeguards. Exclusion criteria address elevated sustainability risks and the scope of portfolios to which such
exclusions

are

applied

is

described

in

the

Asset

Management

exclusion

policy.

The

investment

policies

in

fund
documentation

describe

the

extent

to

which

a

strategy

targets

particular

risk

or

opportunity

outcomes.

Asset
Management

discloses

various

climate-related

metrics

in

line

with

the

TCFD’s

Supplemental

Guidance

for

Asset
Managers. We publish aggregated figures for total emissions, carbon footprint and weighted average carbon intensity in
the “Environmental information”

section of this report. Asset Management

includes disclosure of portfolio-level

metrics
for sustainable investment portfolios in its fund factsheets and in client reporting.

Annual Report 2024 |
Sustainability Statement | Managing sustainability

and climate risk

67
In

Asset

Management,

our

overall

strategy

for

managing

climate

risks

is

to

integrate

risk

data

and

insights

into

our
investment management

processes. In

our public

markets investments,

this begins

with assessing

ESG issues

based on
our ESG

material issues

framework.

This identifies

the most

relevant issues

by sector,

making the

connection with

key
value drivers that may

impact the investment

thesis across sectors.

Our ESG material

issues framework reflects

a sector-
based view of exposures to

physical and transition climate risks. Our

climate risk assessment also uses issuer-level

physical
risk data

for a

range of

climate hazards,

and transition

risk data

assessing exposure

to changes

in carbon

pricing. This
assists with identifying issuers with higher levels

of risk, which are then subjected

to qualitative assessment, including the
location and business

segments at risk,

and mitigation, including

board oversight, company

risk assessment, mitigation
and adaptation actions, and

engagement with suppliers,

customers and local stakeholders.

This climate risk assessment
is an

additional

consideration

in the

overall

assessment

of the

sustainability

performance

of the

issuer, which

informs
investment decisions.
In our Global Real Assets business, we consider key

transition risks using our proprietary, in-house ESG dashboard, which assesses the

environmental performance of

directly controlled

real estate assets

against pathways

and targets.

Assessment
of

transition

risk

using

the

International

Energy

Agency

framework

is

applied

for

some

of

our

direct

infrastructure
investments. On

the physical

risk side,

for our

direct investments

in both

real estate

and infrastructure,

we use

a third-
party

location

risk

intelligence

tool

to

analyze

asset-level

physical

risk.

We

also

use

third-party

data

to

inform

our
assessment of physical risk in our indirect real estate investments.

These tools identify each asset’s potential physical risks
under a variety of climate change scenarios and timelines.
Active ownership
The

transition

of

investment

portfolios

will

require

real-economy

emission

reductions.

We

see

our

active

ownership
strategy as a powerful tool in influencing corporate and

other stakeholder behavior to achieve real-economy

outcomes.

Asset

Management

has

had

a

dedicated

climate

engagement

program

in

place

for

more

than

five

years,

addressing
climate-related

risks

in

companies,

with

measurable

progress

tracked.

It

covers

high-emitting

companies

in

our

listed
equity and

corporate bond

universe, taking

into account

a range

of sectors

and geographies.

This includes

companies
from

the

oil

and

gas,

electricity

and

other

utilities,

metals

and

mining,

construction

materials,

chemicals

sectors.

The
program

is

focused

on

driving

ambitious

and

credible

transition

strategies

across

portfolio

holdings.

It

covers

climate
governance, targets, transition plans

and relevant business model

objectives. Since the start

of our engagement

program,
we have increased the

range of our

expectations to include more

ambitious emissions reduction target setting,

quantified
disclosures on

decarbonization

actions, capital

deployment

in line

with a

net-zero pathway,

and reporting

of progress
toward stated commitments.

In our Global Real Assets business we typically hold a majority in our direct real assets, and thus it is possible to positively
influence

outcomes

through

active

ownership;

this

includes

collaboration

with

tenants,

third-party

companies,
employees, communities

and other

stakeholders (via,

for example,

green lease

clauses, tenant

satisfaction surveys

and
tenant reach-outs)

to drive

and achieve

emission reductions

and other

climate risk

mitigations. Where

we do

not have
control,

we

actively

engage

with

owners

and

stakeholders

to

address

climate-related

risks

and

monitor

progress
accordingly. This

engagement

includes physical

risk exposure

and mitigation,

transition plans,

disclosures and

net-zero
alignment.
Application in Global Wealth Management
Our overall

investment

decision-making

process

is largely

driven from

the

top. Although

corporate-level

data

sourced
from

S&P

Global

has

been

chosen

for

Global

Wealth

Management

portfolios,

given

its

credibility,

complexity

and
coverage, this bottom-up dataset cannot be

directly integrated into Global Wealth

Management’s investment processes
without the use of significant aggregation and proxies.

Considering the above, at this point in time climate

risk analyses
are not used to inform investment decisions at either the asset allocation or the instrument selection levels within Global
Wealth

Management,

due

to

investment

scope,

limitations

of

data

availabilities,

modeling

uncertainties

and
implementation hurdles. We actively monitor industry best practice and data developments to ensure we are prepared to
further integrate climate risks into core investment processes, should these bottlenecks be resolved. In the meantime, we
continue to review implied climate risk in our portfolios and continue to make progress on capacity building and making climate risk assessment findings available across the investment value chain.
Industry engagement

Most of

our discretionary

portfolios consist

of investment

funds from

third-party

fund managers,

including UBS

Asset
Management, which runs independent

processes. Generally,

Global Wealth Management

acts as an asset allocator

and
manager of these portfolios, but it does

not control portfolio construction and

management within the underlying fund
investment

solutions.

Therefore,

in

addition

to

developing

a

climate

risk

assessment

management

framework

for
portfolios

based

on

underlying

investment

holdings,

we

aim

to

understand

the

climate

risk

management

practices
established by the managers of the underlying funds.
To

that

end,

we

regularly

ask

investment

fund

partners

of

approved

investment

funds

for

information

about

their
approach to climate

risk issues, including the

extent to which climate

risk management processes

have been developed
and

implemented

within

their

businesses,

with

relevance

to

frameworks

such

as

TCFD

and

the

MAS

Guidelines

on
Environmental

Risk

Management

for

Asset

Managers,

where

required

by

relevant

regulators.

We

are

committed

to
continuing regular communication with

our fund partners

about the development of

climate risk management

processes,
as relevant to their strategies.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

68
Other supplemental information
Additional UBS Europe SE considerations for sustainability

and climate risk
management
UBS Europe

SE is

a significant

Group entity

of UBS

Group. Therefore,

UBS Group’s

management

of sustainability

and
climate risks, and related risk assessments, implicitly cover

UBS Europe SE’s portfolios. In addition, UBS Europe SE carries out

explicit

management

and

assessment

of

sustainability

and

climate

risk.

This

includes

a

tailored

risk

strategy

and
business

strategy,

review

of

the

UBS

decarbonization

commitments

at

the

level

of

UBS

Europe

SE,

and

dedicated
materiality assessments, stress testing, a control framework and reporting with respect to sustainability and climate risks.
Materiality assessment

UBS   Europe
SE considers sustainability and climate risks as part of the regular risk identification process that feeds into its
risk strategy. This includes

an evaluation of whether

sustainability and climate

risks have a material

impact on other risk
categories,

such

as

credit

risk,

market

risk,

liquidity

and

funding

risk,

business

risk,

non-financial

risks

(including
compliance and operational risks), litigation risk, and reputational risk (including greenwashing). It also considers distinct risk types (climate risk, both transition risk and physical risks,

as well as environmental risk / nature-related risk).
The materiality assessment for sustainability and climate risks is performed leveraging different analyses and capabilities,
ranging from

sensitivity analyses based

on a

heatmap methodology as

well as

climate risk rating

model to climate

scenario
analyses considering

different

severities and

time horizons

,

as well

as qualitative

subject matter

expert assessments.

It
also takes into consideration the relevant offering for UBS

Europe SE across the different business divisions.

Based

on

these

evaluations,

and

as

reflected

below,

after

considering

risk-mitigating

measures

as

of

Q4

2024,
sustainability and climate risk in UBS

Europe SE as a whole is currently

assessed as material, driven

by non-financial risks
and reputational

risk. There

is a

defined and

implemented framework

and adherence

to the

established framework

is
guaranteed

by

implementing

and

executing

clear

established

controls

and

having

environmental-,

social-

and
governance-related metrics in place.
The detailed analyses underpinning these materiality assessment results are documented further internally.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

69
Business model
Pursuant

to

the

German

Banking

Act

in

connection

with

the

European

Banking

Authority

guidelines

on

Internal
Governance

and

the

Minimum

Requirements

for

Risk

Management

(MaRisk)

published

by

the

Federal

Financial
Supervisory

Authority

(Bundesanstalt

für

Finanzdienstleistungsaufsicht

–

BaFin),

UBS

Europe SE

executes

a

robust

and
durable business strategy. The business strategy, risk strategy and risk profile of UBS Europe

SE are core elements for the
approach to, and assessment of, sustainability and climate risks. The risk profile, which considers all business activities as described in

the business strategy,

allows UBS Europe

SE to understand

the risks

and impacts on

the business environment
and to inform the risk appetite as established in the risk

strategy.

In line

with UBS

Group, sustainability

is dealt

with as

a key

strategic imperative

in UBS

Europe SE’s

business

strategy,
where

applicable

business

activities

related

to

sustainability

and

measures

are

established,

monitored

and

annually
reviewed

at

entity

level.

Assessing

the

different

risks

and

opportunities

that

are

linked

to

sustainability

is

crucial

to
developing

a

consistent

sustainability

business

strategy.

Hence,

UBS Europe

SE

analyzes

topics such

as market

trends,
regulatory frameworks,

climate risks

and clients’

needs across

its business

divisions from

a sustainability

perspective to
ensure such aspects are fully embedded in its business strategy.
As one of Europe’s largest managers of private and

institutional wealth, UBS Europe SE has a role

to play in tackling the
challenges faced

within sustainable

finance. It

has established

targets and

key performance

indicators (KPIs)

following
the

UBS

Group

sustainability

and

impact

strategy

across

environmental,

social

and

product-related

areas,

which

are
currently under development.

UBS Europe SE has determined the following topics as its

sustainability priorities:
–
continuing

to

address

and

progressing

with

its

sustainability

strategy

and

decarbonization

commitments,

through
active monitoring and reporting to dedicated stakeholders and senior management;

–
ongoing

enhancement

of

the

sustainability

sections

of

the

UBS

Europe

SE

Business

Strategy

document,

including
further development and implementation of

UBS Europe SE-applicable KPIs around

environmental, social and product-
related topics, enabling monitoring and reporting over time;

and

–
ensuring compliance

with regulatory

requests, expectations

and upcoming

legislation related

to sustainability

under
which UBS Europe SE is in scope of.
UBS

Europe

SE

is

fully

aligned

with

the

UBS

Group

sustainability

and

impact

strategy,

including

its

ambitions

and
implementation timeline.

Our sustainability

and impact

ambition is

to be

the bank

for the

next generation.

To help

us
realize that vision, our sustainability

and impact strategy is based

on three overarching strategic pillars:

Protect, Grow and
Attract, representing a natural evolution in our strategic

approach.

›
Refer to “Strategy” in this section for more information

about our sustainability and impact strategy, which fully applies to UBS
ESE
Globally, UBS Group

is a member

of several associations

and networks, supporting

sustainable finance

principles based
on

international

standards,

where

the

aforementioned

topics

are

addressed

and

further

considered,

including

for
European entities. At the

level of UBS Europe

SE this includes: the

Green and Sustainable

Finance Cluster Germany;

the
Association

of

German

Banks

(Bundesverband

deutscher

Banken

e.V.);

the

European

Bank

Federation

(Sustainable
Finance Team);

and the

Sustainable Finance

teams of

the Association

for Financial

Markets in

Europe (AFME).

In 2022,
UBS Europe SE became

a member and

sponsor of the

International Sustainability Standards

Board (ISSB) to support

the
development of more consistent corporate reporting on sustainability matters,

which can in turn support the integration
of sustainability factors into financial markets and decision-making.
Governance
The members of

the UBS Europe

SE Management Board

are overall responsible

for adequate risk

management and for
establishing

an

integrated

and

institution-wide

risk

culture.

This

includes

determining

the

firm’s

risk

principles,

risk
appetite,

major

portfolio

limits

and

their

allocation

to

the

business

divisions

and

treasury.

The

Management

Board
develops and implements the risk

and control frameworks, oversees the

entity’s risk profile and approves key

UBS Europe
SE risk policies.

The oversight

and controls

include all business

conducted in the

entity,

including its branches

and their
associated risks, and

further ensure compliance

with local legal

and regulatory requirements.

Notwithstanding the joint
responsibility

of

the

Management

Board,

each

member

of

the

Management

Board

is

responsible

for

establishing
adequate controls and monitoring processes

in their respective area

of responsibility.
UBS Europe SE’s Supervisory Board

is responsible for supervising and

advising the Management Board, which informs

the
Supervisory Board about risk-relevant topics, including risk strategy and risk appetite,

on a regular basis. The Supervisory
Board has established a Risk Committee, which monitors and supervises the firm’s risk profile and the implementation of
the

risk

framework

as

approved

by

the

Management

Board,

as

well

as

monitors

the

firm’s

key

risk

measurement
methodologies, including sustainability and climate risk.
UBS Europe SE’s risk management organization is based on the “three lines of defense” model, fulfilling the general risk management

requirements

according

to

“Mindestanforderungen

an

das

Risikomanagement

(MaRisk)

AT°4.3.1”
(Minimum Requirements for

Risk Management).

Furthermore, it

is embedded

into the

broader risk

governance framework
of the UBS Group.
The UBS ESE Management Board ensures the effectiveness

of the organization’s risk management framework

and relies
on adequate line functions – including monitoring and assurance

– by implementing the three lines of defense model.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

70
According to

the sustainability

and climate

risk policy

framework,

the business

(as the

first line

of defense

– 1st

LoD)
identifies sustainability

and climate

risks in

in-scope products,

services, activities,

transactions,

onboardings or

periodic
reviews, and refers them to the sustainability and climate

risk (SCR) unit, as the second line of defense (2nd

LoD) unit or
business-aligned 2nd
LoD (e.g. credit risk controllers), where applicable.

The

SCR

unit

(2nd

LoD)

approves

or

declines

the

referred

cases

after

assessing

their

compliance

with

the

firm’s

Risk
Appetite

standards

defined

by the

UBS Europe

SE

Management

Board.

SCR

also

measures,

monitors and

reports

the
exposure to sustainability

and climate

risks. Moreover, the

SCR unit supports

the Chief

Risk Officer (CRO)

in overseeing
sustainability

topics.

It

develops

and

implements

UBS

Europe

SE´s

risk

framework,

specifically

risk

appetite,

for
sustainability and

climate risk

topics, monitors

emerging issues

and reviews

UBS Europe

SE´s exposure

to sustainability
and climate risk.

Furthermore, it ensures the

SCR policy framework is

embedded in UBS Europe

SE´s culture, management
practices

and

control

principles

across

the

firm

and

conducts

sustainability

and

climate-risk-specific

assessments

of
transactions and client and supplier onboarding.
The compliance framework applied by the Group Compliance, Regulatory

& Governance (GCRG) function as part of the
2nd

LoD

includes

(but

is not

limited to)

standards

set

for

the

appropriate

consideration

of

ESG-related

risks

in

(i)

the
product service life cycle

through the New Business

Enablement Framework

(NBE); (ii) the client life

cycle framework (at
onboarding

and

during

the

lifetime

of

the

business

relationships);

(iii)

transaction

and

proposal

review;

and

(iv)

the
investment

suitability

framework

(capturing

of

client

sustainability

preferences

in

the

investors’

profiles).

These
supplement the existing

processes and controls

in place to

identify risks that

arise through the

firm´s business activities,
including ESG-related risks, to ensure that these are

appropriately evaluated.
GCRG

undertakes

monitoring

of

greenwashing

risks

focusing

on

performing

a

periodic,

sample-based

control

in

all
jurisdictions where Sustainable Investment labelled products / services are distributed and mapping of materially-relevant
ESG 1st and 2nd LoD controls by non-financial risk taxonomy

to support a focused assessment of ESG as a risk driver.
From

a

third

line

of

defense

(3rd

LoD)

perspective,

Internal

Audit

assures

design

and

operating

effectiveness

of

UBS
Europe SE's internal risk and control framework

and escalates / reports to relevant governance

forums (e.g. Risk Control
Committee) and UBS Europe SE Audit Committee.
In addition to the

UBS Group structure for

the identification, assessment

and management of

sustainability and climate
risk, UBS Europe SE has established its own governance. Since 2021, UBS Europe

SE has had in place a Sustainability and
SCR

Steering

Forum.

It

meets

monthly,

with

full

Management

Board

representation

including

CEO,

and

oversees

the
strategy and

the implementation

of plans

to address

regulatory expectations

concerning the

impact of

climate-related
and environmental risks

on the legal

entity. Furthermore, to

ensure sustainability is

handled as a

key priority and

according
to

UBS

Europe

SE´s

Schedule

of

Responsibilities,

the

responsibility

for

sustainability

and

climate

risks

at

Management
Board level

is allocated

to the

CRO, while

the Chief

Financial Officer

is responsible

for sustainability.

Both co-chair

the
Sustainability and

SCR Steering

Forum and

they are

supported by

the roles

of UBS

Europe SE

SCR Lead

(2nd LoD),

as
Head of the

SCR unit and

part of Group

Risk Control, and

UBS Europe SE

Sustainability Lead (1st

LoD), part of

the Group’s
Chief Sustainability Office.

In

2023,

enhancements

were

made

to

the

Sustainability

and

SCR

Steering

Forum

and

its

formal

reporting

to

the
Management Board,

providing quarterly

and, when

required, bespoke

extraordinary updates

and update

of the

forum
Guiding Principles.

This allows

sustainability and

SCR to

be addressed

and monitored

at the

highest level

in the

entity.
Additionally, a semi-annual

report to the

Management and Supervisory

Boards on progress

against the decarbonization
commitment is in place.
›
Refer to “Our sustainability governance” in the

“Sustainability statement” section of this report for

more information about UBS
sustainability governance
Risk management

The

UBS

sustainability

and

climate

risk

policy

framework

included

in

the

“Managing

sustainability

and

climate

risks”
section of this report,

is also embedded in the UBS Europe SE

risk control framework.

The SCR

initiative follows

a

multi-year

roadmap across

our firm’s

business

divisions

and legal

entities,

and hence

also
covers

UBS

Europe

SE.

It

is

designed

to

integrate

sustainability

and

climate

risk

considerations

into

our

firm’s

various
traditional

financial

risk

management

frameworks,

and

related

policies

and

processes.

This

is

necessary

to

meet
expectations

regarding

the

management

of

sustainability

and

climate

risks

and

to

deliver

on

climate

stress

testing
exercises.

There

will

be

continuous

enhancement

of

the

sustainability

and

climate

risk

management

framework

as
additional capabilities and enhanced data become available.
›
Refer to “Managing sustainability and climate risks”

in this section and the sustainability and climate

risk policy framework,
available at ubs.com/sustainability-reporting
, for further details on the implementation plans

to integrate sustainability and
climate risk into other risk categories as well as

progress to date
Climate

scenario

analysis

is

part

of

UBS

Europe

SE’s

stress

testing

framework.

Climate

scenario

analysis

allows

the
assessment of transition and physical risks across different severities of climate change and time horizons. UBS Europe SE
leverages

corresponding risk

models for

major risk

types

including credit,

market,

liquidity, business

and non-financial
risks.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

71
Generally, the

material residual

risk categories

are capitalized

within

the internal

capital

adequacy assessment

process
(ICAAP). Therefore,

the potential

impact of

sustainability and

climate risk

on non-financial

risks and

reputational risk

is
considered in both ICAAP perspectives.

›
Refer to “Managing sustainability and climate risks“

in this section and in particular to the sections

“Risk identification and
measurement” and “Climate-related risk methodologies and

scenarios” for further information on climate

scenario analysis.
Metrics and targets
Regarding metrics, UBS Europe SE’s exposure

to carbon-related assets and climate risk

(both physical and transition risk)
as well as nature-related

risk is disclosed below.

Additional information on climate

risk and also information on UBS

AG
and UBS Europe

SE pursuant to Art. 8 of the EU Taxonomy

Regulation is disclosed in the below referred

sections.

›
Refer to “Managing sustainability and climate risks”

in this section for the “Risk management – climate-related

metrics” table
›
Refer to the “Sustainability and climate risk

policy framework”, available at

ubs.com/sustainability-reporting
, for more
information about the sustainability and climate risk

assessments table
›
Refer to “Information pursuant to Art. 8 of

the EU Taxonomy Regulation” in the “Sustainability statement” section of this report
In relation to the decarbonization commitment and

associated aspirations and targets, UBS Europe SE, as

part of the UBS
Group, works with a long-term focus on providing appropriate returns to our stakeholders in a responsible manner. UBS
is committed to providing transparent aspirations, goals and targets and reporting on the progress made against them.
›
Refer to “Environmental information”

in this section for detailed information on financed

emissions and targets
›
Refer to “Environmental information”

in this section for more information about financed

emissions methodologies (with UBS
Europe SE fully embedded in these)
Regarding financed

emissions, UBS

Europe SE

has low

exposure to

the specified

sectors defined

by the

Group. For

the
reporting

period,

the

exposure

within

the

scope

of

UBS

Europe

SE

to

decarbonization

targets

is concentrated

in

two
single positions related

to the power

generation sector, which

are being tracked

at the

Group level. In

relation to exposure
to the residential real estate sector, the mortgages portfolio is very limited, and it is not an active business; its situation in
relation to the decarbonization commitment is in line with

the Group targets.
The following sections

explain the methodologies used

by UBS Europe

SE to assess

the impact that

transition risk, physical
risk and environmental / nature-related risk have on the

risk profile and business model of the legal entity.
›
Refer to “Managing sustainability and climate risks”

in this section, in particular the transition and

physical risks sections and
”Risk identification and measurement“, as well as “Climate-related risk methodologies and scenarios” for more information
The nature-related risk

metric provides a snapshot

of UBS’s exposure to

economic sectors rated

as nature sensitive. This
metric is defined as the maximum

(worst-case) rating of either

that sector’s dependency on the

environment or impacts
to the

environment. As

a result,

lending exposure

data is

categorized by

risk ratings

based on

the current

state of

the
world.
UBS

Europe

SE

climate

transition

and

physical

risks

exposures

and

nature-related

risk

exposures

are

shown

below.

In
2024, the exposure to

carbon-related assets, transition

risk and nature-related

risk has increased due

to addition of real
estate exposure from

the Credit Suisse

integration. The increase

in climate-driven transition

risk, traded product

and issuer
risk is on account of a methodology change of services and technology sector, where certain business activities are rated as sensitive due to increased use of artificial intelligence (AI) and data center operations requiring higher use of energy.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

72
Risk management – Climate- and nature-related metrics
For the year ended
31.12.24 31.12.23
Climate- and nature-related metrics for UBS Europe SE (standalone)

(USD m)
1, 2
Carbon-related assets
3, 4, 5, 6
24.9 6.3
Total exposure to climate-sensitive sectors, transition risk
3, 5, 6, 7
25.2 9.4
Exposure to climate-sensitive sectors, transition risk: Traded products
6, 7, 8
92.9 1.3
Exposure to climate-sensitive sectors, transition risk: Issuer risk
6, 7, 9
96.5 4.4
Total exposure to climate-sensitive sectors, physical risk
3, 5, 6, 7
24.3 21.2
Exposure to climate-sensitive sectors, physical risk: Traded products 6, 7, 8 237.3 436.6
Exposure to climate-sensitive sectors, physical risk: Issuer risk
6, 7, 9
54.4 225.4
Total exposure to nature-related risks
3, 5, 7
24.8 7.3
Exposure to nature-related risks: Traded products
7, 8
11.0 30.4
Exposure to nature-related risks: Issuer risk
7, 9
2.7 3.8
1

Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As

the methodologies, tools and data availability

improve, we will further develop our

risk identification and
measurement approaches.

Lombard lending rating

is assigned based

on the average

riskiness of collateral.

2

UBS continues to

collaborate to

resolve methodological

and industry data

challenges, and

seeks to
integrate both impacts to

and dependencies on a

changing natural and climatic

environment, in how UBS

evaluates its risks and

opportunities.

3
Banking Products metrics for 2023

are recalculated and restated
based on the 2024 methodology for comparison purpose.

4

As defined by the Task Force on Climate-related Financial Disclosures (the TCFD), in its expanded definition published in 2021, UBS defines carbon-related assets through industry-identifying attributes

of the firm’s

banking book. UBS further includes

the four non-financial sectors

addressed by the TCFD,

including, but not limited

to, fossil fuel

extraction, carbon-based
power generation, transportation

(air, sea,

rail, and auto

manufacture), metals production

and mining, manufacturing

industries, real

estate development, chemicals,

petrochemicals, and pharmaceuticals,

building
and construction materials and activities,

forestry, agriculture,

fishing, food and beverage production,

including trading companies that

may trade any of the

above (e.g. oil trading

or agricultural commodity trading
companies). This metric is agnostic

of risk rating, and therefore may include

exposures of companies that may be already

transitioning or adapting their business

models to climate risks, unlike

UBS climate-sensitive
sectors methodology, which

takes a risk-based

approach to defining

material exposure to

climate impacts.

5

Gross lending exposure

consists of total on

balance sheet loans

and advances to

customers and off-
balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss).

6

As transition and physical risk rating models and physical risk heatmap model are embedded further into the risk management framework, we may identify

new use cases that could trigger

validation of model for identified

use cases and associated enhancements.

As a consequence, restatement

of reported metrics may be
required.

7

Climate- and nature-related risks are scored

between 0 and 1, based on sustainability

and climate risk transmission channels.

Risk ratings represent a range

of scores across five rating categories:

low,
moderately low, moderate,

moderately high, and high.

The climate-

and nature-sensitive exposure metrics

are determined based upon the

top three of the five rated

categories i.e. moderate

to high.

8

For traded
products, the metric is calculated using

over-the-counter (OTC) derivatives, exchange-traded derivatives (ETDs) and securities financing transactions (SFTs),

consisting of securities borrowing and

lending, and repurchase
and reverse repurchase agreements.

9

For issuer risk, the metric is calculated upon HQLA assets, debt securities,

bonds, liquidity buffer securities.
The table below presents

the risk exposures by

sector across climate-

and nature-related risks. It

first shows total exposure
to each sector, followed by share of sensitive risk exposure for each risk type.
Climate-

and nature-related risk exposures by sector for UBS Europe SE (standalone)
1, 2, 3, 4, 5, 6
Transition risk Physical risk Nature-related risk
7
Sector / Subsector
2024 exposure

(USD m)
2024 transition risk
climate-sensitive
exposure (USD m)
3
2024 physical risk
climate-sensitive
exposure (USD m)
3
2024 nature-related
risk exposure (USD m)
Agriculture
Agriculture, fishing and forestry 1.32 0.00 1.31 1.26
Food and beverage 1.54 1.54 0.79 0.01
Financial services
Financial services 247.59 0.00 0.01 0.00
Industrials
Electronics manufacture 0.05 0.05 0.00 0.00
Goods and apparel manufacture 1.15 1.15 0.00 1.15
Machinery manufacturing 0.83 0.83 0.00 0.83
Private lending
Lombard 8,041.92 0.00 0.00 0.00
Real estate
Development and management 20.41 20.41 0.00 20.41
Private clients with mortgages
8
315.24 0.00 0.00 0.00
Services and technology
Services and technology 85.63 0.13 22.17 0.00
Utilities
Power generation 1.13 1.13 0.00 1.13
Not classified
9
185.82 0.00 0.00 0.00
Grand Total 8,902.62 25.25 24.29 24.78
1
Methodologies for assessing

climate- and

nature-related risks

are emerging

and may

change over

time. As

the methodologies,

tools and

data availability

improve, we

will further

develop our

risk identification

and
measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Gross lending exposure consists of total on balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone IFRS numbers.

3

UBS continues to collaborate to resolve methodological and industry data challenges, and seeks to integrate both

impacts to and dependencies on

a changing natural and climatic

environment, into how UBS evaluates

its risks and opportunities.

4

Climate- and nature-related risks are

scored between 0
and 1, based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate- or nature-
sensitive exposure metrics are determined based upon the top three of the five rated categories i.e.

moderate to high.

5

Over the last year, the UBS Group continued its effort

to integrate Credit Suisse systems and data.
As a result, metric calculation process benefits from

data enhancement even when methodology remains same year

on year. At the

same time, integration work is ongoing

and expected to bring in further data alignment
in future, which may require restatement of reported metrics.

6

As transition and physical risk rating models and physical risk heatmap model are embedded further into the risk management framework, we may identify new use cases that could trigger validation of

model for identified use cases and associated enhancements.

As a consequence, restatement of reported metric

may be required.

7

Nature-related risk metric methodology
has been further strategically

enhanced, with updates carried

out internally by UBS.

8

The real estate segments

have been aligned with the

expected credit loss segments

UBS applies under IFRS.

Real estate financing
includes rental or income-producing real estate financing to private and corporate clients secured by real

estate. Private clients with mortgages include

lending to private clients secured by owner-occupied

real estate and
personal account overdrafts of those clients.

9

Not classified represents the portion of UBS’s business activities where methodologies and data are not yet able to provide a rating.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

73
Transition risk
The

transition

risk

heatmap

below

shows

that

at

year-end

2024,

the

majority

of

UBS Europe

SE

exposure

is

rated

as
moderately low (95.84%), whereas the climate-sensitive exposure of total gross lending exposure is immaterial (0.28%).
The majority of the climate-sensitive exposure is concentrated mainly in the real estate sector.
Physical risk
The

physical

risk

heatmap

below

shows

that

at

year-end

2024,

the

majority

of

UBS

Europe

SE

exposure

is

rated

at
moderately low (91.55%) , whereas the

climate-sensitive exposure of total gross lending exposure is immaterial (0.27%).

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

75
Nature-related risk
The nature-related risk heatmap below shows that at year-end 2024, the majority of UBS Europe SE exposure is rated as
low (96.88%), whereas the nature

-sensitive sectors exposure is immaterial (0.28%).

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

76
Basis of preparation – UBS Europe SE climate- and

nature-related metrics
The basis of preparation provides

information on the definition, scope,

methodology and assumptions used to

calculate
and

report

2024

metrics

that

UBS

discloses.

Each

metric

is

prepared

in

accordance

with

an

internal

procedure

that
specifies processes, reporting

systems, data sourcing,

roles and responsibilities,

methodologies and controls.

The design
of these metrics considers prevailing reporting frameworks and industry best practices. UBS regularly reviews the metrics that are disclosed and may make updates or changes in line with its business priorities, regulatory requirements, industry standards and market practices.
Theme Sustainability and climate risk
Metric(s) Carbon-related assets (USD m)
Legal entity UBS Europe SE (standalone)
Definition
and method
Carbon-related assets are defined as concentrations of

credit exposure to assets tied to the four non-financial

groups as defined by the
Task Force on Climate-related Financial Disclosures (TCFD) (using Global Industry Classification

Standard, GICS). These four groups are:
(i) energy; (ii) transportation; (iii) materials and

buildings; and (iv) agriculture, food and forest products. Recognizing that the term
carbon-related assets is currently not well defined, the

TCFD encourages banks to use a consistent

definition to support comparability.
The metric is calculated for UBS Europe SE (standalone)

on the total on-balance sheet loans and advances

to customers and off-
balance sheet guarantees and irrevocable loan commitments

(within the scope of expected credit loss) and is

based on standalone IFRS
numbers.
The carbon-related assets metric is the total exposure

of assets in the four non-financial groups as

defined by the TCFD in its expanded
definition published in 2021. UBS defines

carbon-related assets through industry-identifying attributes of the firm’s banking book. It
also includes the four non-financial sectors

addressed by the TCFD, including but not limited

to, fossil fuel extraction, carbon-based
power generation, transportation (air, sea, rail and auto manufacture), metals production and mining, manufacturing industries, real
estate development, chemicals, petrochemicals,

and pharmaceuticals, building and construction

materials and activities, forestry,
agriculture, fishing and food and beverage production,

also including trading companies that

may trade any of the above (e.g. oil
trading or agricultural commodity trading companies).

This metric is agnostic of risk rating, and therefore

may include exposures of
companies that may be already transitioning or

adapting their business models to climate risks,

unlike UBS climate-sensitive sectors
methodology, which takes a risk-based approach to defining material exposure to climate impacts. Economic sectors

are classified
according to the Group Industry Code 2.0 (GIC2.0) which

comprises a hierarchical structure, and further dissected

using the heatmap
segmentation. Internal UBS GIC2.0 sectors

/ subsectors are utilized.
Theme Sustainability and climate risk
Metric(s)
Total exposure to climate-sensitive sectors, transition risk (USD m)
Legal entity
UBS Europe SE (standalone)
Definition
and method
Sustainability and climate risks may manifest

as credit, market, liquidity and / or non-financial risks

for UBS, resulting in potential
adverse financial, liability and / or reputational impacts.

These risks extend to the value of investments

and may also affect the value of
collateral (e.g. real estate).
Climate risks can arise from efforts to mitigate climate

change (transition risks). Transition risks from efforts to address a changing climate may contribute to a structural

change across economies and can consequently

affect banks and the stability of the broader
financial sector through financial and non-financial

impacts.
The metric is calculated for UBS Europe SE (standalone)

for banking products, traded products and issuer risk.
For banking products, the metric is calculated on total

on-balance sheet loans and advances to customers

and off-balance sheet
guarantees and irrevocable loan commitments (within

the scope of expected credit loss) and is based

on standalone IFRS numbers.

For traded products, the metric is calculated on over-the-counter

(OTC) derivatives, exchange-traded derivatives

(ETDs) and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.
Issuer risk, also known as tradable single name

exposures, refers to the price and other risks resulting from changes in the financial
condition of a specific issuer that cannot be

attributed to general market risk. For issuer

risk, the metric is calculated on HQLA assets,
debt securities, bonds and liquidity buffer securities.
In 2024, UBS launched a transition risk rating

model (TR RM), designed to provide a company-level

rating of transition risk, where
input data is available. The model methodology

mainly relies on two inputs: the output of the transition

risk heatmap (TR HM), which
is based on the counterparty’s sectoral classification

and country group, and the Company Transition Assessment Scorecard (CTAS).
CTAS is an internal UBS tool that provides sector-agnostic assessment of companies, categorizes large, listed

companies based on the
data collected from external providers and summarizes

them into a category that is indicative of

each firm’s stance towards net-zero
alignment. In the TR RM,

the counterparty’s TR HM rating is adjusted

based on the distance between the net-zero

stance of a
company and that of its group’s median via the CTAS. Whenever CTAS does not provide an assessment for a company, the model
relies exclusively on the TR HM. The coverage of

TR RM depends on CTAS, which in turn, depends on the data

collected from external
providers. Once data is available for a wider set

of companies, the coverage of TR RM is

expected to improve.
The TR HM methodology is based upon

a risk segmentation process, first dividing financing

types and then rating economic sectors
and sub-industry segments that share similar climate-risk

vulnerability characteristics. Climate transition

risk scores and ratings are
assigned to sectors and segments according to their

vulnerability to (i) climate policy, (ii) low-carbon technology risks, and

(iii) revenue
or demand shifts under an immediate, ambitious,

and disorderly approach to meeting the well-below-2˚C

Paris Agreement goal. The
risk ratings can be used to support the identification

of potential climate-sensitive concentrations

and further analysis. The ratings in
the heatmap reflect the levels of risk that would

likely occur under an ambitious transition

(in the short term, 0–3 years) and disorderly
with respect to diversification of policy stringency

across developing and industrialized countries.

The countries are classified as either
industrialized countries ("IC") or emerging

markets countries ("EM"), as per UBS country

risk policy.
UBS derived the methodological approach for

the transition risk assessment from an active collaboration

with the United Nations
Environment Programme Finance Initiative (UNEP-FI) and

Oliver Wyman. Assessments are derived as part of

the 2018–2022
collaboration with the UNEP-FI based on Integrated

Assessment Modelling Consortium (the

IAMC) scenario information along with
academic research supporting risk rating analysis.

The collaboration included development of the

initial TR HM methodology. Since the
original version, UBS has further established

the ratings and risk segmentation process in-house,

reflecting changes in risk profile on
the ground, evolving in-house views on climate

risk materiality, and UBS’s own business footprint.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

77
The TR HM provides transition risk ratings based on

both the country of risk domicile and internal

UBS industry classification Group
Industry Code 2.0 (GIC2.0), while the

TR RM provides company-level ratings. Both the TR

HM and the TR RM rely on a five -point
rating scale: low, moderately low, moderate, moderately high, high and moderately high. Climate sensitive sectors and subsectors

are
defined as those business activities that are rated

as having high, moderately high, or moderate

vulnerability to transition risks.
UBS lending exposure is then mapped to the counterparty-level rating (TR RM), or else, when counterparty-specific

input data is
missing or data quality is not sufficient, the transition

risk ratings from TR HM are used as fallback based on

the counterparty’s country
of risk domicile and sector classification

(GIC2.0). The exposures that are not mapped due to

the absence of counterparty-level ratings
and sector / country-based risk ratings are treated as

“not classified”.
Additionally, to increase the granularity of risk ratings and coverage for key financial institutions and corporate clients booked

in
specific legal entities, a bespoke company-level

assessment is carried out. The assessment is done

outside of TR RM; however, the
rating is combined with the TR RM output

in a final unified output table.
Lombard lending is assigned an overall rating based

on the average riskiness of the collaterals that

are posted backing the loans,
applying the heatmap methodology to the

issuer of the collaterals, and on an internal

adverse scenario analysis (yielding an overall
moderately low-risk rating).
For real estate financing and private clients with

mortgages, an expert-based overall rating is

assigned based on internal analyses of
UBS real estate portfolios. Additionally, real estate financing to corporate clients is assigned the worst of the portfolio rating and

the
client rating as per TR HM.
Theme Sustainability and climate risk
Metric(s) Total exposure to climate-sensitive sectors, physical risk (USD m)
Legal entity UBS Europe SE (standalone)
Definition
and method
Sustainability and climate risks may manifest

as credit, market, liquidity and / or non-financial risks

for UBS, resulting in potential
adverse financial, liability and / or reputational impacts.

These risks extend to the value of investments

and may also affect the value of
collateral (e.g. real estate). Climate risks can arise from changing climate conditions (physical risks). Physical

risks from a changing
climate may contribute to a structural

change across economies and can consequently

affect banks and the stability of the broader
financial sector through financial and non-financial

impacts.
The metric is calculated for UBS Europe SE (standalone)

for banking products, traded products, and issuer

risk.

For banking products, the metric is calculated on total

on-balance sheet loans and advances to customers

and off-balance sheet
guarantees and irrevocable loan commitments (within

the scope of expected credit loss) and is based

on standalone IFRS numbers.

For traded products, the metric is calculated on over-the-counter

(OTC) derivatives, exchange-traded derivatives

(ETDs) and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.
Issuer risk, also known as Tradable Single Name Exposures, refers to the price and other risks resulting from changes in the financial
condition of a specific issuer that cannot be

attributed to general market risk. For issuer

risk, the metric is calculated on HQLA assets,
debt securities, bonds and liquidity buffer securities.
In 2024, UBS developed a physical risk rating

model (PR RM) that is aligned with the physical

risk heatmap model (PR HM) and provides
the rating at a company-level when its asset-level

data is available. Both the PR RM and the

PR HM consider company type, and neither
the existence or the type of collateral, nor the

type of relationship the bank has with the company

are factored in. The PR HM has a
broader scope of application compared to the PR RM. The

PR HM applies an aggregation logic to generate ratings

for all companies in
relevant sector-country combinations, providing average estimates, while the PR RM provides a company-level rating when

its asset-
level data has information on the associated

climate physical risk. The developed physical

risk heatmap methodology will be validated
for the corporate entities in real estate financing

and in Global Wealth Management for non-Lombard loans

and unsecured lending in
due course.
The PR RM and PR HM measure how four acute physical

risk hazards (wildfires, heatwave, floods, and tropical cyclones)

may drive
current physical risk of UBS counterparties.

The physical risk is measured by a score calculated by combining a physical risk exposure metric derived from asset-level data,

sourced
from ESG data vendors. The PR HM isolates assets

falling under the same sector and location

(country of risk domicile) to calculate a
sector-country level physical risk score for each of the four hazards. Due to data limitations from our vendor feed, for

some sector-
country combinations such representative population is

not large enough to infer reliable metrics. In

these cases, increasingly wider
geographies are considered until reliability is minimally ensured. To account for data concentrations,

a penalization factor is applied to
sector-country exposure scores. The hazard specific physical exposure scores are further amplified

/ mitigated by considering the level
to which each sector is vulnerable / resilient to

a particular hazard. At this step, multiple risk transmission channels are taken into
account. Specific to the PR RM, sufficient geographic

diversification of a counterparty’s assets

acts as a mitigant of the physical risk
exposure scores.
At the final stage, exposure scores are aggregated across transmission channels and hazards to derive a single physical

rating score.
The score is mapped to a five-point rating scale:

low, moderately low, moderate, moderately high, high. Climate-sensitive sectors are
defined as those business activities that are rated

as having high, moderately high or moderate

vulnerability to physical risk.
UBS lending exposure is then mapped to the counterparty-level rating (PR RM), or else, when counterparty-specific

asset data is
missing or data quality is not sufficient in our vendor

feed, the physical risk ratings from PR HM are used

as fallback based on the
counterparty’s country of risk domicile and

sector classification. The exposures that are not mapped

due to absence of counterparty-
level rating and sector / country-based risk rating

are treated as “not classified”. To drive the top-down classification of risk, the internal UBS Group Industry Code 2.0 (GIC2.0)

is used to classify economic sectors in a hierarchical

structure.
For real estate financing and private clients with

mortgages, an expert-based overall rating is

assigned based on internal analyses of
UBS real estate portfolios, with a focus on flooding

risk in Switzerland. Additionally, real estate financing to corporate clients is assigned the worst of the portfolio rating

and the client rating as per PR HM.

Lombard lending is assigned an overall rating based

on the average riskiness of the collaterals that

are posted backing the loans,
applying the heatmap methodology to the

issuer of the collaterals, and on an internal

adverse scenario analysis (yielding an overall
moderately low-risk rating).

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

78
Theme Sustainability and climate risk
Metric(s) Total exposure to nature-related risks (USD m)
Legal entity UBS Europe SE (standalone)
Definition
and method
Sustainability and climate risks may manifest

as credit, market, liquidity and / or non-financial risks

for UBS, resulting in potential
adverse financial, liability and / or reputational impacts.

These risks extend to the value of investments

and may also affect the value of
collateral (e.g. real estate). Nature-related risks can arise from economic and human dependency upon

ever-changing environmental
conditions and / or how human activities

(and economies) may adversely impact those

very conditions, which we rely upon. A
degrading environment, and its ecosystem services

(like biodiversity, clean air, fresh water,

and more) may contribute to a structural
change across economies and consequently can

affect banks and the stability of the broader financial

sector through financial and
non-financial impacts.
The metric is calculated for UBS Europe SE (standalone)

for banking products, traded products, and issuers

(issuer risk).
For banking products, the metric is calculated on total

on-balance sheet loans and advances to customers

and guarantees along with
off-balance sheet irrevocable loan commitments (within

the scope of expected credit loss) and is based

on standalone IFRS numbers
For traded products, the metric is calculated using over

the counter (OTC) derivatives, exchange-traded

derivatives (ETDs) and securities
financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.
Issuer risk, also known as Tradable Single Name Exposures, refers to the price and other risks resulting from changes in the financial
condition of a specific issuer that cannot be

attributed to general market risk. For issuer

risk, the metric is calculated based on

HQLA
assets, debt securities, bonds, liquidity buffer

securities.
The nature-related risk metric provides a snapshot of UBS’s

exposure to economic sectors rated as nature sensitive.

This metric is
defined as the maximum (worst-case) rating

of either that sector’s dependency on the

environment or impacts to the environment. As
with climate-related risks, sensitive is defined

as the top three ratings (high, moderately high, or

moderately rated) on a five-point
rating scale. Moderately low and low ratings

are defined as non-sensitive.
The driving methodology is derived from the Exploring

Natural Capital Opportunities, Risks and

Exposure (ENCORE) methodology
(2018-2023).

ENCORE (2018-2023) is based on a four-tier

system:
–
Natural capital assets: defined as the most basic

unit of the environment (e.g. geology, soil, air, water).
–
Ecosystem services: assets combine to form

services (i.e. air and trees combine to purify carbon

dioxide and provide oxygen).
–
Economic production processes: they are grouped into more classical economic sub-sectors.
–
The scientifically

informed ratings

given by

ENCORE on

how production

processes may

impact and

/ or

depend on

ecosystem
services.
UBS internal primary industry codes

(Group Industry Code, GIC 2.0) are mapped to the

ENCORE database through the link to Global
Industry Classification Standard (GICS) codes provided

by ENCORE. UBS maintains official bank-wide

mapping of the external GICS to
the internal GIC 2.0 database. This is

one of the improvements to the nature-related risk heatmap in

2024 improving the quality of the
mapping process.
The ratings for nature-related risk dependencies of a

sector consider the potential (i) loss of functionality

of a production process and
(ii) financial loss, if for example the ecosystem

service is disrupted. The ratings for nature-related impact

consider how severe, quick
and frequent a production process can disrupt ecosystem services or deplete natural capital stocks. Ratings

(ranging from low to high)
are based on integral scores (ranging from 0 to 5 for dependencies,

0 to 4 for impacts). For each production process,

dependency
values are summed across ecosystem services and impact

values are summed across impact drivers, which gives

two aggregated values
per production process. These values are then normalized to

0-1 scores by setting the largest observed value

(across production
processes) to the maximum relative risk and the smallest

observed value to the minimum relative risk

and treating all others linearly. If
more than one production process is associated with the

sub-industry, the worst (highest risk, highest value) dependency score and the worst impact score are mapped to the sub-industry. The use of normalized scores for each production process is one of the key
methodology updates in 2024. For each UBS

GIC2.0 code, an overall nature-related risk rating is determined by taking the maximum
score across dependency and impact. UBS lending exposure

is then mapped to the nature-related risk heatmap based

on the
counterparty’s GIC2.0. Exposures that are not mapped

are treated as “not classified”.
For real estate financing and private clients with

mortgages, an expert-based rating is assigned

based on internal analyses of UBS

real
estate portfolios. Additionally, real estate financing to corporate clients is assigned the worst of the portfolio rating

and the client
rating.

Lombard lending is assigned an overall rating based

on the average riskiness of the collaterals that

are posted backing the loans,
applying the heatmap methodology to the

issuer of the collaterals, and on an internal

adverse scenario analysis (yielding an overall
low-risk rating).

Annual Report 2024 |
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information

79
Climate-related risk methodologies and scenarios
This section

provides an

overview of

our target

approach to

integrating climate-related

risks into

other risk

categories,
along

with

an

overview

of

our

scenario

analysis

and

of

the

methodological

approaches

taken

in

developing

our
sustainability and climate risk analytics.
UBS’s target approach to integrating climate risk into

risk management framework across risk categories
Integration of climate risk: target approach

Process
Credit risk
Market risk

(traded and non-traded)
Non-financial risk (NFR) Reputational risk Liquidity risk
Systematic integration of climate risk into the firm’s risk identification processes and stress testing framework
Risk identification and
measurement
UBS identifies and measures
material concentrations of
exposure to climate-related
risk across sensitive
geographies, sectors and
counterparties.

Climate risk scenario analysis
and stress testing enable UBS
to assess risks along different
climate-related pathways and
time horizons up to 30 years,
for an assessment of capital
and risk-weighted asset
(RWA).
UBS identifies new
transmission channels of
market risk impacts by
assessing market-based
responses to climate-related
risk drivers.

This process involves
monitoring potential impacts
on the value of UBS’s
positions that may be
materially affected by climate-
related-risk-driven price and /
or volatility shifts.

UBS deploys custom climate-
related stress modeling to
quantify potential losses from
changes in market variables,
such as interest rates, foreign
exchange rates, credit
spreads, equity and
commodity prices, as well as
correlations and volatility, etc.
NFR implications are
assessed across compliance,
financial crime and
operational risk taxonomies,
including business continuity
risk, to enable UBS to identify
potential deficiencies in
internal processes or
vulnerabilities to external
events.
Clients, new transactions,
products and services go
through standard review and
decision processes prior to
UBS conducting business.
These processes support the
identification, assessment and
escalation of potential
reputational risk.

The design and operating
effectiveness of the
framework rely on including
the sustainability and climate-
related risk management
processes. Examples include:
– client onboarding (financial
crime prevention / anti-
money laundering / know
your customer);
– sustainability and climate
risks;
– suitability and
appropriateness review;
– new business and complex
transaction approval
processes; and
–
third-party risk
management and
outsourcing and offshoring
processes.
As part of the
sustainability and
climate risk initiative,
we will continue to
build out the climate-
related risk
identification process
for liquidity risk.
We plan to assimilate
insights gained from
our efforts to quantify
and integrate climate -
related credit and
market risks, to
collectively determine
how liquidity risks may
be more accurately
captured. We see the
integration of climate
risk into liquidity risk
management (as with
other climate risks) as
an iterative process,
improving the quality
of data, analytics and
insights over time.
Execution of BoD- and GEB-defined risk appetite for sustainability and climate risks, based on identified material risks
Monitoring and risk
appetite setting
Integration of (quantitative)
climate-related risks into
the firm’s risk appetite
framework, including, but
not limited to, climate-
related portfolio
concentration limits
(considering materiality
thresholds). The process
includes ongoing
monitoring of potential
emerging sources of credit
risk related to climate-
related risk.
Integration into market risk-
monitoring processes,
reflecting insights from risk
identification and ongoing
assessment of exposure to
industry sectors, sovereign
debt, commodity prices,
foreign exchanges rates and
interest rates.

This includes an assessment
of potential material
climate-sensitive exposure
(to sectoral, geographic and
/ or asset type).
Monitoring and risk
appetite setting based on
BCBS principle alignment
into existing NFR
assessment and monitoring
processes to explicitly
contemplate sustainability
and climate risks and
support control mapping
considerations to trigger
standard NFR materiality
determinations for related
risk exposures when
conducting taxonomy risk
appetite statement
assessments.
Our risk appetite
framework ensures that
risk-taking at every level of
the firm is in line with our
strategic priorities and
capital and liquidity plans,
and with our pillars,
principles and behaviors.
The framework takes a
comprehensive approach,
integrating all material risks
from across the firm.

Ongoing monitoring and
surveillance activities and
escalation processes are in
place to protect UBS’s
franchise and reputation.
We aim to integrate
material climate-related
risks into the liquidity risk
monitoring processes
based on insights from risk
identification and ongoing
assessments of additional
liquidity impacts from a
climate-related risk
perspective.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

80
Integration of climate risk: target approach

Process
Credit risk
Market risk

(traded and non-traded)
Non-financial risk (NFR) Reputational risk Liquidity risk
Quantitative and qualitative integration of sustainability and climate risk principles into risk management frameworks and processes
Risk management and
control
Integrating climate-related
risk considerations into the
credit lifecycle, including
onboarding, deal review,
collateral valuation and
periodic credit processes,
enables UBS to mitigate the
potential for climate-related
credit losses.

Driven by proprietary
methodologies (e.g.
heatmaps, counterparty-
level / issuer-level rating
models) and qualitative or
quantitative integration
into risk metrics (e.g.
probability of default) and
decision-making.

Management and controls
measures may include the
setting of limits, portfolio
management (e.g. hedges)
and / or business
acceptance criteria.
Climate-related
considerations are
integrated into market risk
processes, which may result
in enhancements to
management systems and
processes and challenges to
existing risk control
measures.
Embedding of ESG
(environmental, social and
governance) factors into
NFR assessment and
control frameworks,
including enhancements to
new business initiatives,
client onboarding, oversight
of marketing materials
related to sustainability,
business continuity
planning adaptations and /
or minimum product
standards of sustainability
characteristics.
Ongoing review of
framework design and the
operating effectiveness and
ESG controls embedded in
key processes, such as new
business controls and
suitability and
appropriateness reviews,
enables UBS to
continuously evolve its
reputational risk
management capacity.
We aim to integrate
identified material risks
into our internal liquidity
risk management
framework. We recognize
climate-related risk drivers
may transmit to liquidity
adequacy through our
ability to raise funds and
liquidate assets, or
indirectly through our
customers’ demands for
liquidity (e.g. given a
market or physical climate
shock).
Internal reporting and external disclosures on climate-related risk
Timely reporting of material changes in climate-driven risk identification,

quantification and monitoring, and in utilization of

risk appetite and / or key risk management and control
decisions. This includes integration of climate-related credit and market risk metrics (e.g. climate-driven delta risk or expected credit loss from climate-sensitive loans) in standard
internal risk reports at the level of the Group, significant Group entities and / or business divisions.
A Group-consolidated view of all high-inherent-risk cases

that have been raised through the reputational risk review process is integrated quarterly into the Group Risk Report.
Enhance automation of risk metrics into external disclosure

processes, accompanied by materially relevant information on climate risk identification, monitoring (e.g. new transmission
channels), exposure trends and mitigating actions.
Note: As climate risk analysis is a novel area of research, with methodologies, tools and data availability still evolving, we will continue to develop our risk identification and measurement approaches.
Climate-related risk methodologies
We

have

developed

climate-related

risk

methodologies,

which

rate

cross-sectoral

exposures

to

climate-related

risk
sensitivity on

a scale

from high

to low.

Following a

risk segmentation

approach, these

methodologies define

“climate-
sensitive” exposures by aggregating the riskier three of

five risk ratings (absolute, in USD)

over the total lending exposure
to customers

(on- and

off-balance sheet,

percent). In

general, our

climate-related sector-level

heatmaps and

company-
level climate risk rating models provide three key benefits

in UBS risk management strategy, by helping with:

–
risk

identification

and

measurement:

by

identifying

sectors

and

segments

that

are

potentially

vulnerable

to

the
transmission channels of climate-driven financial and non-financial risks, which,

in turn, enables resource prioritization
for detailed bottom-up risk analysis;
–
monitoring and risk

appetite setting:

by helping to

monitor sustainability

and climate

risk exposures and

to facilitate
risk appetite setting for material risks;
–
risk management and

control: by helping

to understand and

monitor UBS's exposure

to climate-related risks

and which
transmission channels may increase or augment the risk

profile supporting a risk mitigating strategy; and
–
risk

reporting

and

disclosure:

by

providing

decision-relevant

information

in

internal

reports

to

executive

and

board
leadership and external disclosure to stakeholders.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

81

Transition risk

Physical risk

Methodology
(heatmap)
Originally developed in collaboration with UNEP-FI and Oliver Wyman,

our
expert-based transition risk ratings have been further refined in-house by
UBS. These ratings and risk segmentation processes now reflect changes in risk profiles, evolving views on climate risk materiality, and UBS's business footprint. Sectors are assigned climate transition risk scores (0-1)

and
ratings (low to high). Geographic information and counterparties is captured
by distinguishing between emerging and industrialized

countries. As a
result, lending exposure data is categorized by risk ratings, through their sectoral and country designation.
A score is calculated at sector / country level based on a geographically

and
economically representative physical asset population

collected from vendor
data. A hazard-specific exposure score is determined as an

average, with a
penalty applied for the variance of the population, which is augmented by
channels that amplify / mitigate the risk at sector level. A final score is then
obtained by aggregating across hazards. This score is ranged within a rating
(low / moderately low / moderate / moderately high / high). As a result, lending exposure data is categorized by risk ratings, through their sectoral and country designation.
Methodology (rating
models)
The model produces a counterparty-level assessment (on the same scale as described above) by adjusting the heatmap rating using data

on a
company’s alignment to net-zero targets, captured via CTAS, where available.
The model generates firm-level physical risk scores by aggregating physical hazards and transmission channels, and applying suitable mitigants, when data on a representative number of assets is available for a company. This approach aligns with the physical risk heatmap methodology

and provides a
company-level rating based on asset-level data.
Timelines

Short-term (0–3 years)

Short-term (0–3 years)

Scenario

Ambitious and disorderly approach to meeting <2˚C goals

of the Paris
Agreement

Current state of world

Interpretation

Reflect levels of risk and likelihood of financial impact and exposure based on the defined scenario.
Reflect level of risk and likelihood of financial impact and exposure based on a current state of world
Examples

At sector / country level:
High for most fossil fuel sectors; moderate for most transportation and industrial sectors.
At sector / country level:
Moderately high for some manufacturers in Southeast Asia (due to
typhoons); moderately low for the same manufacturers in Switzerland

(due
to fluvial dynamics).
Below

table

provides

climate-driven

transition

and

physical

risk

sensitive

exposure

for

UBS

AG

(standalone),

UBS
Switzerland AG (standalone) and UBS Europe SE (standalone).

Risk management – Climate-related metrics
For the year ended
31.12.24 31.12.23
Climate-related metrics (USD bn)
1, 2, 3, 4, 5
Exposure to climate-sensitive sectors, transition

risk: Traded products,

UBS AG (standalone)
6
0.70 0.23
Exposure to climate-sensitive sectors, transition

risk: Traded products,

UBS Switzerland AG (standalone)
6
1.27 0.66
Exposure to climate-sensitive sectors, transition

risk: Traded products,

UBS Europe SE (standalone)
6
0.09 0.00
Exposure to climate-sensitive sectors, transition

risk: Issuer risk, UBS AG (standalone)
7
6.05 4.29
Exposure to climate-sensitive sectors, transition

risk: Issuer risk, UBS Switzerland AG (standalone)
7
0.25 0.00
Exposure to climate-sensitive sectors, transition

risk: Issuer risk, UBS Europe SE (standalone)
7
0.10 0.00
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS AG (standalone)
6
1.23 4.51
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Switzerland AG (standalone)
6
0.21 1.08
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Europe SE (standalone)
6
0.24 0.44
Exposure to climate-sensitive sectors, physical risk: Issuer risk,

UBS AG (standalone)
7
7.76 8.52
Exposure to climate-sensitive sectors, physical risk: Issuer risk,

UBS Switzerland AG (standalone)
7
0.40 0.84
Exposure to climate-sensitive sectors, physical risk: Issuer risk,

UBS Europe SE (standalone)
7
0.05 0.23
1

Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies,

tools, and data availability improve, we

will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of collateral.

2

Over the last year, the UBS Group continued its effort to integrate Credit Suisse systems and data. As a result, the metric calculation process benefits from data enhancement even when methodology remains same year on year.

At the same time, integration work is ongoing and expected to bring in further data alignment in future which
may require restatement of reported metrics.

3

UBS continues to collaborate to resolve methodological

and industry data challenges, and seeks

to integrate both impacts to and

dependencies on a changing natural
and climatic environment, into how UBS evaluates its risks and opportunities.

4

Climate-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels. Risk ratings represent a range of scores across five rating

categories: low, moderately

low, moderate,

moderately high, and high. The

climate-sensitive exposure metrics are determined

based upon the top three of the

five rated categories
i.e. moderate

to high.

5

As the transition

and physical risk

rating models and

physical risk heatmap

are embedded further

into the risk

management framework, we

may identify new

use cases that

could trigger
validation of model for identified use cases

and associated enhancements. As a consequence,

restatement of reported metrics may be required.

6

For traded products, the metric

is calculated using over-the-counter
(OTC) derivatives, exchange-traded derivatives

(ETDs) and securities financing transactions (SFTs), consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.

7

For issuer risk,
the metric is calculated upon HQLA assets, debt securities, bonds,

liquidity buffer securities.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

82
Scenario analysis
We have

been using

scenario-based approaches

to assess

our exposure

to physical

and transition

risks stemming

from
climate change since 2014. The table below summarizes the

scenarios used by UBS.
Scenario name

Developed
by

Temperature
alignment

Type
3

Carbon
dioxide
removal
(CDR)
4

Description (as provided by the developing organization)

Net Zero 2050
(2023)

NGFS

+1.5°C

Orderly

Moderate
reliance

Net Zero 2050 is an ambitious scenario that limits global

warming to 1.5°C, with
stringent climate policies and innovation, reaching net-zero CO₂

emissions around
2050. Some jurisdictions, such as the US, the EU and Japan, reach net zero for all greenhouse gases by this point. This scenario assumes that ambitious climate
policies are introduced immediately. CDR is used to accelerate decarbonization but is kept to the minimum possible and broadly in line with sustainable levels of
bioenergy production. Net CO₂ emissions reach zero around

2050, giving at least a
50% chance of limiting global warming to below 1.5°C by

the end of the century,
with no or low overshoot (<   0.1°C) of 1.5°C in earlier years. Physical risks are
relatively low, but transition risks are high.

Delayed
Transition
(2023)
NGFS

+1.8°C

Disorderly

Low
reliance

Delayed Transition assumes that global annual emissions do not decrease until
2030. Strong policies are then needed to limit warming to below

2°C. Negative
emissions are limited. This scenario assumes that new climate policies are not
introduced until 2030 and the level of action differs across countries and regions
based on currently implemented policies, leading to a “fossil recovery”

out of the
economic crisis brought about by COVID-19. The availability of CDR technologies is assumed to be low, pushing carbon prices higher than in Net Zero 2050.

As a result,
emissions exceed the carbon budget temporarily and decline more rapidly than in
well-below 2°C after 2030, to ensure a 67% chance

of limiting global warming to
below 2°C. This leads to both higher transition and physical risks than Net Zero
2050 and below 2°C scenarios.

Below 2°C
(2023)
NGFS

+1.8°C

Orderly

Moderate
reliance

Below 2°C gradually increases the stringency of climate policies, giving a 67%
chance of limiting global warming to below 2°C. This scenario assumes that climate policies are introduced immediately and become gradually more stringent, though
not as high as in Net Zero 2050. CDR deployment is relatively low. Net-zero CO₂
emissions are achieved after 2070. Physical and transition risks are both relatively
low.

Fragmented
World (2023)

NGFS

+2.3 °C

Too little
too late

Low–
medium
reliance
Fragmented World assumes a delayed and divergent climate policy response among countries globally, leading to high physical and transition risks. Countries with net-
zero targets achieve them only partially (80% of

the target), while the other
countries follow current policies.
Current Policies
(2023)

NGFS

+3.0°C

Hothouse
world

Low
reliance

Current Policies assumes that only currently implemented policies are preserved, leading to high physical risks. Emissions increase until 2080, leading to about 3°C of
warming and severe physical risks. This includes irreversible changes, such as higher sea levels. This scenario can help central banks and supervisors consider the long-
term physical risks to the economy and financial system if

we continue on our
current path to a “hothouse world”.

Nationally
Determined
Contributions
(2023)

NGFS

~2.5°C

Hothouse
world

Low
reliance

Nationally Determined Contributions (NDCs) includes all

pledged policies, even if not
yet implemented. This scenario assumes that the moderate and heterogeneous climate ambition reflected in the NDCs at the beginning of

2021 continues over the
course of the 21st century (low transition risks). Emissions decline but lead
nonetheless to about 2.5°C of warming associated with moderate to severe physical
risks. Transition risks are relatively low.

Low Demand
(2023)

NGFS

+1.5°C
Orderly

Moderate
reliance

Low Demand assumes that significant behavioral changes

– reducing energy
demand – in addition to (shadow) carbon price and technology induced efforts,
would mitigate pressure on the economic system to reach

global net zero CO
2
emissions around 2050.

Information on non-financial disclosures

Risk evaluation
Pursuant to the requirements

of the German law

implementing EU directive 2014/95

on non-financial disclosures

(CSR-
Richtlinie-Umsetzungsgesetz, or CSR-RUG), this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the “aspects” covered by

said law.

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

83
Developments in sustainability, climate, environmental

and social standards and regulations

may affect our business and
impact our ability to

fully realize our goals.

We are subject

to separate, and sometimes

conflicting, ESG (environmental,
social and governance) regulations and regulator expectations in the various jurisdictions in which UBS AG operates. For
example, in

certain jurisdictions,

we are

required to

set diversity

targets or

other ESG-related

goals that

are considered
illegal or contrary to

regulatory expectations in other jurisdictions. In

addition, with respect to decarbonization mandates,
there is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination of government and private

action.

National

and

international

standards

and

expectations,

industry

and

scientific

practices,

regulatory
taxonomies,

and

disclosure

obligations

addressing

these

matters

are

relatively

immature

and

are

rapidly

evolving.

In
addition, there are significant limitations in the data available to measure our climate and other goals. Although we have
defined and

disclosed

our goals

based on

the standards

existing at

the time

of disclosure,

there

can be

no assurance
(i) that the various

ESG regulatory

and disclosure regimes

under which we

operate will not

come into conflict

with one
another, (ii) that the current

standards will not be interpreted

differently than our understanding or

change in a manner
that substantially increases the cost or effort for

us to achieve such goals or (iii) that additional data

or methods, whether
voluntary or

required by

regulation, may

substantially change

our calculation

of our

goals and

ambitions.

It is

possible
that such goals

may prove

to be

considerably more

difficult or even

impossible to achieve.

The evolving

standards may
also require us

to substantially change

the stated goals

and ambitions. If

we are not

able to achieve

the goals we

have
set, or can only do so at significant expense

to our business, we may fail to meet

regulatory expectations, incur damage
to our reputation or be exposed to an increased risk of litigation or other adverse action.
While ESG regulatory regimes and

international standards are being developed, including

to require consideration of ESG
risks in investment decisions,

some jurisdictions, notably in

the US, have developed rules

restricting the consideration

of
ESG factors in investment

and business decisions. Under

these anti-ESG rules, companies

that are perceived

as boycotting
or discriminating against certain industries may be

restricted from doing business with certain governmental

entities. Our
businesses

may

be

adversely

affected

if

we

are

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules are developed

or broadened.
A major focus of US and other countries’ governmental

policies relating to financial institutions in recent years

has been
on

fighting

money

laundering

and

terrorist

financing.

We

are

required

to

maintain

effective

policies,

procedures

and
controls to detect,

prevent and report

money laundering and

terrorist financing, and

to verify the

identity of our

clients
under the

laws of

many of

the countries

in which

we operate.

We are

also subject

to laws

and regulations

related to
corrupt and illegal payments to government officials by others, such as the

US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations.

Notwithstanding

this,

regulators

have found

deficiencies

in the

design and

operation

of anti-money-
laundering programs

in our

US operations.

We have

undertaken a

significant program

to address

these regulatory

findings
with the objective

of fully meeting

regulatory expectations for our

programs. Failure to

maintain and implement

adequate
programs to combat

money laundering, terrorist

financing or corruption,

or any failure

of our programs

in these areas,
could

have

serious

consequences

both

from

legal

enforcement

action

and

from

damage

to

our

reputation.

Frequent
changes

in

sanctions

imposed

and

increasingly

complex

sanctions

imposed

on

countries,

entities

and

individuals,

as
exemplified by

the breadth

and scope

of the

sanctions imposed

in relation

to the

war in

Ukraine, increase

our cost

of
monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
The financial

services

industry

is characterized

by intense

competition,

continuous

innovation,

restrictive,

detailed

and
sometimes

fragmented

regulation

and

ongoing

consolidation.

We

face

competition

at

the

level

of

local

markets

and
individual business lines and from global financial institutions that are comparable to us in their size and breadth, as well as competition from new

technology-based market

entrants, which may not

be subject to

the same level of

regulation.
Barriers to entry in individual markets and pricing

levels are being eroded by new technology. We

expect these trends to
continue and

competition to

increase. Our

competitive strength

and market

position could

be eroded

if we

are unable
to

identify

market

trends

and

developments,

do

not

respond

to

such

trends

and

developments

by

devising

and
implementing adequate

business strategies,

do not

adequately develop

or update

our technology,

including our

digital
channels and tools, or are unable to attract or retain the

qualified people needed.
The

amount

and

structure

of

our

employee

compensation

is

affected

not

only

by

our

business

results

but

also

by
competitive factors and regulatory considerations.

In response

to the

demands of

various stakeholders,

including regulatory

authorities and

shareholders, and

in order

to
better

align

the

interests

of

our

staff

with

other

stakeholders,

we

have

increased

average

deferral

periods

for

stock
awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards
linked to business

performance. We

have also

introduced individual

caps on

the proportion

of fixed

to variable

pay for
the members

of the

Group Executive

Board (the

GEB), as

well as

certain other

employees. UBS

will also

be required

to
maintain and enforce

provisions requiring

UBS to recover

from GEB members

and certain

other executives a

portion of
performance-based incentive compensation in the event that the

UBS Group or another entity with securities listed on a
US national securities exchange, is required to restate

its financial statements as a result of a material error.
›
R
efer to the “Risk factors” and “Risk management

and control” sections of this report for more information

Annual Report 2024 |
Sustainability Statement | Other supplemental

information

84
Key terms and definitions
Sustainability

Commonly defined as “meeting

the needs of

the present without compromising the

ability of future generations to

meet
their own needs“ (United Nations (UN) Brundtland Commission,

1987). In this way,

we sometimes refer to sustainability
to imply a broader scope of resources

that may be exhausted beyond those that impact climate change. Our ambition is
to conduct business

and operations

without negatively

impacting the environment,

society or the

economy as a

whole
and, through our sustainability disclosure, to

be transparent about how we are pursuing this.

ESG (Environmental, Social, Governance)
A framework to

help stakeholders understand

how an organization

is managing risks

and opportunities related

to ESG
criteria or factors. It

is often used in the

context of investing, but – beyond the

investment community – clients, suppliers,
and employees are also increasingly interested

in how sustainable an organization’s operations are.
Sustainable finance
Sustainability focus:

Strategies that

have explicit

sustainable intentions

or objectives

that drive

the strategy.

Underlying
investments may contribute to positive sustainability outcomes through products / services / use of proceeds.
Impact

investing:

Investment

strategies

that

have

an

explicit

intention

to

generate

measurable,

verifiable,

positive
sustainability outcomes. Impact generated is attributable

to investor action and / or contribution.
Green, social

and sustainability

loans and

bonds are

instruments made

available exclusively

to finance

or re-finance,

in
whole or in

part, new and

/ or existing

eligible green and

/ or social

projects that form

part of a

credible program from
the borrower / issuer to improve their environmental and

/ or social footprint.

Sustainability-linked loans and bonds are any types of instruments that incentivize the borrower / issuer’s achievement of
ambitious, predetermined Sustainable Performance Targets (SPTs) that are measured using predefined sustainability

KPIs.
Low-carbon economy
Refers to a

type of decarbonized

economy that is

based on low

energy consumption

and low levels

of greenhouse

gas
(GHG) emissions:
Scope 1: accounts for GHG emissions by UBS.
Scope 2:

accounts

for indirect

GHG emissions

associated

with the

generation of

imported /

purchased electricity

(grid
average emission factor), heat or steam.
Scope

3:

accounts

for

GHG

emissions

resulting

from

activities

from

assets

not

owned

or

controlled

by

the

reporting
organization, but that the organization indirectly impacts

in its value chain.
Net zero: refers to cutting GHG emissions to as close to zero as possible, with any remaining emissions re-absorbed from the atmosphere.
GHG key vendor: a top

GHG scope 3 emitter relative to

UBS’s overall scope 3 supply

chain emissions and with which UBS
has a long-term ongoing relationship.

Sustainability disclosure
Task

Force

on

Climate-related

Financial

Disclosures

(TCFD):

Provider

of

climate-related

financial

disclosure
recommendations designed to help companies provide

better information to support informed capital allocation.
Materiality assessment
The TCFD

requires

companies to

conduct a

double materiality

assessment that

looks at

both the

inside-out impact

the
company

has

on

the

environment

and

the

outside-in

impact

climate-related

activities

may

have

on

the

company
performance.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation

85
Information on UBS AG standalone and UBS
Europe SE consolidated pursuant to Art. 8 of the EU
Taxonomy Regulation
The European Commission has set out the EU taxonomy classification system through the adoption of the EU Taxonomy
Regulation (the Regulation).
1

Article 8 of

that Regulation requires entities

that are subject to

an obligation to

publish non-
financial information pursuant to

Art. 19a or Art. 29a

of Accounting Directive, as

transposed,

to provide information to
investors about the environmental performance of economic activities associated with certain of their balance sheet and
off-balance sheet exposures against the following environmental objectives:
– climate change mitigation;
– climate change adaptation;
–
the sustainable use and protection of water and marine resources

;
– the transition to a circular economy;
–
pollution prevention and control;

and
–
the protection and restoration of biodiversity and ecosystems

.
Under the Regulation,

UBS AG and UBS Europe

SE are required

to provide information

on the proportion

of taxonomy-
eligible

exposures,

and

starting

from

2023,

on

the

proportion

of

taxonomy-aligned

exposures

for

Climate

change
mitigation and Climate change
adaptation
, alongside other qualitative information.

The EU taxonomy reporting is based
on the prudential scope of consolidation, which for UBS AG is on a standalone basis (by virtue of the prudential scope of
consolidation not

being applicable to

it) and for

UBS Europe SE

is on a

consolidated basis.

These disclosures have

been
prepared based on the requirements applicable to credit institutions, which reflects the principal business activity of both
UBS AG at

a standalone

level and

UBS Europe SE

at a

consolidated level,

whereby neither meet

the definition

of a

financial
conglomerate

as

set

out

in

Directive

2002/87/EC.

Under

the

Regulation,

credit

institutions

are

required

to

report

EU
taxonomy

key

performance

indicators

(KPIs),

to

demonstrate

the

extent

to

which

their

in-scope

exposures

relate

to
environmentally sustainable economic activities, as defined

by the Regulation.
Taxonomy-eligible

activities

are

activities

identified

as

being

in

scope

for

technical

screening

under

the

Regulation.
Taxonomy-aligned activities represent the

proportion of taxonomy-eligible activities

that satisfy the requirements

set out
in the

Regulation, meaning

that they

contribute substantially

to defined

environmental objectives,

do not

significantly
harm

any

other

environmental

objectives

and are

carried out

in compliance

with certain

minimum safeguards,

to the
extent these apply to credit institutions.
The green asset ratio (the GAR) is a KPI calculated as a proportion of EU taxonomy-aligned assets of total covered assets, whereby:
–
the

numerator

is

determined

based

on

loans

and

advances,

debt

securities,

equity

instruments

and

repossessed
collateral, and EU taxonomy KPIs reported by respective

counterparties or issuers, or based on the information

on the
use of proceeds, if available;

and

–
the

denominator

is

represented

by

total

covered

assets,

which

include

total

assets

irrespective

of

whether

the
associated

counterparty

or

issuer

is

subject

to

EU

taxonomy

reporting,

excluding

expected

credit

loss

allowance
reported under IFRS Accounting Standards – the denominator excludes financial assets held for trading and exposures to central banks, central governments and supranational issuers.
Credit

institutions

are

required

to

calculate

and

disclose

KPIs

based

on

the

turnover

KPIs

and,

separately,

the

capital
expenditure (CapEx) KPIs

reported by counterparties

and investees. Credit

institutions are also

required to calculate

and
disclose turnover-based and CapEx-based KPIs for

off-balance sheet exposures, including financial guarantees issued,

but
excluding loan commitments, and assets under management

(AuM). Consequently, all pre-defined templates, as set out
on the

following pages,

are presented

twice, leveraging

information published

by counterparties

and investees

on the
proportion of their activities associated with

environmentally sustainable economic activities, based on their turnover and
CapEx.
GAR

KPI
stock

is

calculated

on

period-end

exposures,

and
GAR

KPI

flow

is

calculated

for

new

exposures

during

the
reported period.

Under the

Regulation there

is no

requirement

to report

comparative

information

when

reporting EU
taxonomy KPIs,

except for the

“Assets for

the calculation of

the GAR”
and “GAR

KPI Stock”
tables presented

on following
pages.
KPI Trading

book portfolio

and
KPI on

fees and

commission income

from services

other than

lending and

asset
management
are not required to be reported for the year ended 31

December 2024.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation

86
Because credit institutions are required

to prepare their EU taxonomy

disclosures based on the information

obtained from
counterparties, there is implicit dependency

on quality of that information

and the interpretations applied

therein. With
the ongoing implementation

of the Regulation

and the development

of market practices,

the availability and

quality of
relevant information

is expected

to improve.

This may

affect the

basis of

preparation and

result in

disclosures in

future
periods being refined.
Limitations in implementation of the third Commission

Notice
2
In November

2024, the

European

Commission issued

the finalized

third

Commission Notice

on the

interpretation and
implementation

of

certain

legal

provisions

of

the

Disclosures

Delegated

Act

under

Article

8

of

the

EU

Taxonomy
Regulation (the

third

Commission

Notice), which

contains

guidance

on a

number of

aspects of

the Regulation.

These
disclosures

have

been

prepared

on

a

best-efforts

basis

after

taking

into

consideration,

to

the

extent

practicable,

the
guidance

provided

in

the

third

Commission

Notice.

Consequently,

comparative

information

has

not

been

restated

to
reflect

the

impact

of

revisions

as

a

result

of

the

implementation

of

the

third

Commission

notice,

except

for

the
reclassification

of

derivatives

classified

as

held

for

trading

under

IFRS

Accounting

Standards

consistent

with

the

third
Commission Notice

from the
Derivatives
line into

the
Trading

book

line in

the “Assets

for the

calculation of

the GAR”
tables presented on the following pages, to enhance

the understandability of the presented comparative

information.
Basis of preparation for EU taxonomy disclosures
In compliance with

the Regulation, the classification

and total gross carrying

amounts of the

assets of UBS AG standalone
and

UBS Europe SE

consolidated

presented

in

the

tables

below

have

been

determined

based

on

IFRS

Accounting
Standards

and

attributed

to

the

taxonomy-eligible

and

taxonomy-aligned

activities

of

relevant

investees

and
counterparties.

Taxonomy-eligibility and

taxonomy-alignment KPIs

are required

to be

determined by

financial institutions

based on

the
actual information reported

by counterparties and

investees. More specifically,

when the use of

proceeds is not

known,
the taxonomy-eligibility

and taxonomy-alignment KPIs

presented below

are determined

based on

the turnover

and CapEx-
based

KPIs

of

non-financial

counterparties

and

investees,

and

any

applicable

KPIs

of

financial

counterparties

and
investees.

Where the

KPI of

the

counterparty

or the

investee

is not

available,

the

KPI

of the

closest

reporting

parent,
where available, was used to assess the respective exposures as clarified by the third Commission Notice.
Entities are

required to

provide disclosures

on the

proportion of

taxonomy-eligible

economic activities

pursuant to

the
non-climate-related environmental

objectives
Water and marine

resources
,
Circular economy, Pollution
, and
Biodiversity
and ecosystems
from 1 January 2024, which for

UBS AG and UBS Europe SE

would be the reporting for the

year ended
31 December 2023. As

financial institutions report

their EU taxonomy

eligibility and alignment

based on the

KPIs reported
by their counterparties,

the effective date

of 1 January 2024

for all reporting

entities implies that

generally no reported
EU taxonomy-eligibility-related information was available

to financial institutions to carry out

the EU taxonomy eligibility
assessment on

the four

non-climate-related environmental

objectives in

respect of

non-financial counterparties

in their
first

reporting

period

and

in

respect

of

the

financial

counterparties

in

their

first

and

second

reporting

periods.

EU
taxonomy

alignment

reporting

on

the

non-climate-related

environmental

objectives

is

required

for

non-financial
undertakings

from

1 January

2025

and

for

financial

undertakings

from

1 January

2026,

which

for

UBS AG

and

UBS
Europe SE would be for

the year ended 31 December

2025. In the disclosures

presented below, taxonomy alignment

in
respect of the four non-climate-related objectives is reported when the respective counterparties have early adopted the
requirements in the Regulation.
The

information

required

for

EU taxonomy

reporting

is

sourced

from

the

independent

data

provider.

To

address

data
gaps, manual searches are carried out to the extent

this is practicable.
Exposures to mortgages

to households

collateralized by

residential immovable

property are

considered to

be taxonomy
eligible irrespective of whether or not the real estate

is located in the EU or the borrower is a national

of an EU Member
State.

As regards the taxonomy alignment of these exposures, given current data limitations to complete the assessment thereof

against

technical

screening

criteria,

all

residential

mortgages

to

households

have

been

considered

as

not
taxonomy aligned.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation

87
In the

absence of

specific guidance

in the

Regulation, and

with reporting

practice still

evolving, these

disclosures have
been prepared based on the following interpretations.
–
Assets under management

(AuM): for the

purposes of AuM related

KPIs consist of client

assets that are managed

by
or

deposited

with

UBS AG

or

UBS

Europe SE

for

investment

purposes,

including

managed

fund

assets,

managed
institutional assets,

discretionary and

advisory wealth

management portfolios,

and wealth

management securities

or
brokerage accounts.
–
Calculations

for

AuM-related

KPIs

are

determined

on

the

basis

of

Non-financial

Reporting

Directive
3

(NFRD)
counterparties, as

required by

the standardized

template. For

fund units

that form

part of

the AuM,

a look-through
approach is

applied, where

practicable, in

which both

the numerator

and denominator

are determined

by reference
to investments made by the fund that are attributable to

NFRD issuers.
–
For

transactions

transacted

through

central

clearing

houses,

the

counterparty

subject

to

taxonomy

assessment

is
considered to be the central clearing house.
Due to limitations in data

availability, the methodology for

determining taxonomy eligibility and

taxonomy alignment as
set out in the tables below has been developed on the basis

of the following.
–
Where in the most recent reporting period counterparties reported no disaggregation for taxonomy eligibility and / or
taxonomy alignment per environmental objective,

no information has been reported in

the tables below in respect of
these counterparties, on taxonomy eligibility and /

or taxonomy alignment for each environmental

objective, with the
entire

amount

related

to

taxonomy

eligibility

and / or

taxonomy

alignment

attributed

to

the

“Total”

column.

As

a
result, the sum of the amounts presented under each environmental objective may differ from the “Total”

column.
– In the absence of actual more detailed information about the use of proceeds, including in respect of environmentally sustainable bonds, the

assessment of taxonomy

eligibility and taxonomy

alignment has been

performed at the

issuer
level, except

for residential

mortgages to

households,

where in

the absence

of the

information to

assess taxonomy
alignment, exposures were considered to be not aligned.
–
For

the

purposes

of

flow

KPIs,

the

AuM

flows

are

determined

on

the

basis

of

actual

outflows

incurred

to

acquire
respective positions,

while for

the balance

sheet positions

and financial

guarantee contracts

the difference

between
the

highest

balance

outstanding

toward

a

counterparty

or

investee

during

the

reporting

period

and

the

opening
balance has been

considered to be the

most reasonable approximation of

new exposures incurred during

the reporting
period that was practicable to determine.
–
When

the

look-through

approach

is

applied

to

investments

in

funds

for

the

purposes

of

AuM-related

KPIs,

in

the
absence of

the information

to assess

whether the

issuer of

the investment

held by

the fund

is subject

to NFRD

disclosure
obligations, that issuer

was considered to

be a non-NFRD

counterparty, both

for the purposes

of the numerator

and
the denominator.
The

“Summary

of

Key

Performance

Indicators

(KPIs)”

table

for

UBS AG

standalone

and

UBS

Europe SE

consolidated
summarizes UBS AG and UBS Europe SE KPIs for the year ended 31 December 2024, with further details disclosed in the tables below.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation

88
UBS AG standalone – Summary of Key Performance Indicators (KPIs)
31.12.24
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
1
Assets excluded
from the
numerator of the
GAR (%)
2
Assets excluded
from the
denominator of
the GAR (%)
3
Main KPI GAR stock

79

90

0.0

0.0
54.6 49.6 45.4
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
4
Assets excluded
from the
numerator of the
GAR (%)
4
Assets excluded
from the
denominator of
the GAR (%)
4
Additional KPIs GAR flow 230 231

0.5

0.5
Financial guarantees

6

8

0.1

0.2
Assets under management

2,513

4,291

3.1

5.2
31.12.23
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
1
Assets excluded
from the
numerator of the
GAR (%)
2
Assets excluded
from the
denominator of
the GAR (%)
3
Main KPI GAR stock 0
5
0
5
0.0 0.0 51.8
6
47.4
6
48.2
6
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
4
Assets excluded
from the
numerator of the
GAR (%)
4
Assets excluded
from the
denominator of
the GAR (%)
4
Additional KPIs GAR flow 1
5
1
5

0.0

0.0
Financial guarantees

0

0

0.0

0.0
Assets under management 203 464 1.5 3.4
1 Proportion calculated as a percentage of the gross carrying amount of eligible assets, relative to the total asset.

2 Article 7(2) and (3) and Section 1.1.2. of Annex V of the Disclosures Delegated Act.

3 Article
7(1) and Section 1.2.4 of Annex V of the Disclosures Delegated Act.

4 Left blank, as calculation implies determination of flows for amounts that are not otherwise explicitly included by regulation in the flow

KPI
calculations.

5 Comparatives revised in line with developments in methodology used for the assessment against technical screening criteria.

6 Comparative information was restated, refer to the tables Assets for the calculation of the GAR.
UBS Europe SE consolidated – Summary of Key Performance Indicators (KPIs)
31.12.24
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
1
Assets excluded
from the
numerator of the
GAR (%)
2
Assets excluded
from the
denominator of
the GAR (%)
3
Main KPI GAR stock 24

27
0.1 0.1 44.2 25.9 55.8
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%) 4
Assets excluded
from the
numerator of the
GAR (%) 4
Assets excluded
from the
denominator of
the GAR (%) 4
Additional KPIs GAR flow 50 56

0.3

0.4
Financial guarantees

0

0

0.0

0.0
Assets under management

2,511

5,101

4.1

8.2
31.12.23
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
1
Assets excluded
from the
numerator of the
GAR (%)
2
Assets excluded
from the
denominator of
the GAR (%)
3
Main KPI GAR stock

0

0
0.0 0.0 38.5 5 26.1 5 61.5 5
Total
environmentally
sustainable assets
– turnover based
(USD m)
Total
environmentally
sustainable assets
– capex based
(USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
4
Assets excluded
from the
numerator of the
GAR (%)
4
Assets excluded
from the
denominator of
the GAR (%)
4
Additional KPIs GAR flow

0

0

0.0

0.0
Financial guarantees

0

0

0.0

0.0
Assets under management 723 1,786 2.1 5.2
1 Proportion calculated as a percentage of the gross carrying amount of eligible assets, relative to the total asset.

2 Article 7(2) and (3) and Section 1.1.2. of Annex V of the Disclosures Delegated Act.

3 Article
7(1) and Section 1.2.4 of Annex V of the Disclosures Delegated Act.

4

Left blank, as calculation implies determination of flows for amounts that are not otherwise explicitly included by regulation in the flow

KPI
calculations.

5 Comparative information was restated, refer to the tables
Assets for the calculation of the GAR .

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation

89
The main KPIs have remained largely consistent with those

of the previous year.
UBS AG

standalone

and

UBS

Europe SE

consolidated

contribute

45.5%

to

the

total

assets

of

the

UBS

Group AG
consolidated scope under IFRS

Accounting Standards.

UBS AG standalone and UBS

Europe SE consolidated have low

KPIs
for balance sheet stock and flow, and off-balance sheet,

because:
–
a significant proportion of the business, and, correspondingly,

the total assets of both entities, is outside

the scope of
EU taxonomy

reporting,

i.e. it

is transacted

with counterparties

and investees

that

are not

subject to

EU taxonomy
reporting requirements, for example because they are not domiciled in the EU or due to the nature of their underlying
business activity, such as Global Wealth Management Lombard

lending to private individuals;
–
UBS AG standalone

and UBS

Europe SE consolidated

include a

significant amount

of activity

in Group

Treasury and
the

Investment

Bank

in

their

scopes

–

most

assets

in

these

activities

are

within

categories

that

are

excluded

from
taxonomy eligibility and taxonomy alignment assessments

(e.g. derivatives, trading assets, etc.);

and
–
the increase in

total assets

and AuM of

UBS AG and

UBS Europe SE

following the

2024 merger

of Credit Suisse

AG
into UBS AG and Credit

Suisse (Luxembourg) S.A.

into UBS Europe SE did

not significantly impact their

EU Taxonomy
KPIs.
Economic activities

in the fossil

gas and nuclear

energy sectors

are required

to be reported

in separate

templates as per

the
Complementary Climate

Delegated Act.

As

of

31 December 2024,

the

direct balance

sheet exposures

to

non-financial
counterparties in the fossil gas and nuclear energy sectors were immaterial for UBS

AG and UBS Europe SE.

The balance
sheet exposures towards financial institutions indirectly involved in the fossil gas and nuclear

energy sectors through the
provision of

financial services

as of 31 December

2024 were of USD

3.1bn for UBS

AG and USD 1.7bn

for UBS Europe

SE.
Business strategy
As

EU

taxonomy

reporting

evolves,

and

the

data

quality

improves,

UBS

AG

and

UBS

Europe

SE

look

to

establish

an
understanding of

how taxonomy-aligned

activities affect

their business strategy,

product design

and engagement

with
clients in order to incorporate such into UBS’s

climate strategy.
UBS’s approach

to the

climate

transition is

guided by

its climate

ambition and

key objectives.

UBS aims

to support

its
clients in

the transition

to a

low-carbon world

by embedding

climate considerations

into its

financing, investment

and
capital markets offerings. One

of the most

significant contributions UBS can

make is mobilizing

capital towards an orderly
transition to a low-carbon

economy. UBS has

set climate-related targets,

including reducing its scope

1 and 2 emissions
to achieve

net zero

by 2035

and aligning

its in-scope

lending and

investment portfolios

to the

objectives

of the

Paris
Agreement.

The

climate

transition

plan

is

included

in

the

annual

objective-setting

process

and

is

overseen

by

the
Corporate Culture

and Responsibility

Committee

of the

Board of

Directors of

the

UBS Group.

UBS recognizes

that its
climate transition plan does not cover all of its business activities.
1

EU Taxonomy

Regulation 2020/852,

including Delegated

Acts
;

Commission Delegated

Regulation (EU)

2021/2178 (the

“Disclosure Delegated

Act”) supplementing

Taxonomy

Regulation; Commission

Delegated
Regulation (EU)

2023/2486 (the

“Environmental Delegated

Act”) supplementing

Taxonomy

Regulation and

amending Disclosures

Delegated Act;

Commission Delegated

Regulation (EU)

2021/2139 (the

“Climate
Delegated Act”) supplementing Taxonomy

Regulation; and the Commission Delegated Regulation (EU)

2022/1214 (the "Complementary Climate Delegated Act");

Commission Delegated Regulation (EU) 2023/2485
amending Climate Delegated Act;.
2

Commission Notice on the

interpretation and implementation

of certain legal provisions

of the Disclosures Delegated

Act under Article 8

of the EU Taxonomy

Regulation on the reporting

of Taxonomy-eligible

and
Taxonomy-aligned economic activities and assets.
3

Directive 2014/95/EU, the Non-financial Reporting Directive.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

UBS AG standalone
1

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

91
Assets for the calculation of the GAR
Assets for the calculation of the GAR (Turnover)
31.12.24
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation

48,994

4,719

79

3

2

16

0

0
Financial undertakings

15,036

757

74

3

1

16

0

0
Credit institutions

14,696

646

60

2

1

15

0

0
Loans and advances

8,527

178

9

0

0

0

0

0
Debt securities, including UoP

1,994

428

51

2

1

15

0

0
Equity instruments

4,175

40

0

0
Other financial corporations

340

111

14

0

0

0

0
of which investment firms

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which

management companies

15

0

0
Loans and advances

15

0

0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
Non-financial undertakings

44

0

0

0

0

0
Loans and advances

44

0

0

0

0

0
Debt securities, including UoP
Equity instruments

0

0

0

0

0
Households
2

28,931

3,799
of which loans collateralised by residential immovable property

3,799

3,799
of which building renovation loans
of which motor vehicle loans
Local governments financing

4,983

162

5

0

1

0
Housing financing
Other local government financing

4,983

162

5

0

1

0
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

480,156
Financial and Non-financial undertakings
3

407,322
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

25,963
Loans and advances

22,053
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities

2,214
Equity instruments

1,696
Non-EU country counterparties not subject to NFRD disclosure obligations

381,358
Loans and advances

296,736
Debt securities

13,354
Equity instruments

71,269
Derivatives
4

43,215
On demand interbank loans

11,058
Cash and cash-related assets

350
Other categories of assets (e.g. Goodwill, commodities etc.)

18,210
Total GAR assets

529,150

4,719

79

3

2

16

0

0
Assets not covered for GAR calculation

439,284
Central governments and Supranational issuers

22,605
Central banks exposure

107,343
Trading book
4

309,336
Total assets

968,434

4,719

79

3

2

16

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
5
Financial guarantees

5,153

107

5

0

1

133

2
Assets under management

82,336

7,475

1,529

201

791

413

166

8
of which debt securities

23,171

3,225

657

135

263

97

6

4
of which equity instruments

32,578

2,933

790

56

501

256

158

4
1 Within tables in this section, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful. Zero values generally indicate that the respective figure is zero on

a rounded basis.

2 Includes loans collateralized by commercial immovable property.

3 Includes USD 3bn (2023: USD 1.7bn) exposures to multi-development bank, which in comparative period was presented under
Central governments and Supranational issuers.

4 Comparatives revised to reclassify derivatives classified as held for trading under IFRS Accounting Standards from Derivatives

line to Trading book line consistent

with clarifications
contained in the third Commission notice issued in November 2024.

5 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to
NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

92
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

2

168

1

4,934

79

3

2

0

22

0

971

74

3

1

860

60

3

1

307

9

0

0

444

51

2

1

108

0

0

0

22

0

112

14

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

3,799

3,799

2

146

1

163

5

0

1

2

146

1

163

5

0

1

2

168

1

4,934

79

3

2

2

168

1

4,934

79

3

2

317

6

0

1

3

0

0

314

13

6

566

3

2

87

16,399

2,513

195

808

0

0

0

30

4

0

58

1

0

0

7,578

1,297

133

266

3

0

0

281

8

6

503

2

2

87

6,677

991

52

513

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

93
31.12.23
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR
calculation

30,629

2,074

0

0

0
Financial undertakings

12,385

0

0
Credit institutions
1

11,912

0

0
Loans and advances
1

6,216

0

0
Debt securities

1,755
Equity instruments
2

3,942
Other financial corporations

473
of which investment firms

0
Loans and advances

0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

30

0

0

0
Loans and advances

30

0

0

0
Debt securities

0
Equity instruments

0
Households

18,212

2,074
of which loans collateralized by residential immovable property
3

2,074

2,074
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

1
Assets excluded from the numerator for GAR calculation (covered in the denominator)

330,962
Financial and Non-financial undertakings

274,070
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

11,028
Loans and advances
1

8,519
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities
1

2,508
Equity instruments
2

2
Non-EU country counterparties not subject to NFRD disclosure obligations

263,042
Loans and advances
1

206,916
Debt securities
1

9,001
Equity instruments

47,126
Derivatives
4

35,056
On demand interbank loans

8,928
Cash and cash-related assets

1
Other categories of assets

12,907
Total GAR assets

361,591

2,074

0

0

0
Assets not covered for GAR calculation

336,778
Central governments and supranational issuers
5

19,829
Central banks exposure

74,890
Trading book
4

242,060
Total assets

698,369

2,074

0

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
6
Financial guarantees
7

4,364
Assets under management

13,488

195

1

96

8
of which debt securities

4,770

91

0

23

0
of which equity instruments

4,913

104

1

72

7
1 Comparatives restated to reclassify exposures from the Loans and advances lines to the Debt securities lines with no impact on total GAR ratio

(Credit institutions: USD 0.1bn; SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations: USD

0.2bn; Non-EU

country counterparties not

subject to NFRD

disclosure obligations:

USD 1.1bn).

2 Comparatives

restated to reclassify

exposures of USD

3.3bn from

section Assets

excluded from the
numerator for GAR calculation (covered in the denominator) to section GAR - Covered assets in both numerator and denominator.

3 Comparatives revised in line with developments in methodology used for the assessment against
technical screening criteria.

4 Revised to reclassify derivatives

of USD 126.3bn classified as held for

trading under IFRS Accounting Standards from

Derivatives line (as presented in

2023 disclosures) to Trading

book line consistent
with clarifications contained in the third Commission notice issued in November 2024.

5 Includes local governments financing when the

use of proceeds is not known.

6 As required by the standardized template,

the total gross
carrying amount was calculated on the

basis of off-balance sheet exposures to undertakings

subject to NFRD.

7 Comparatives restated to include exposures

of USD 4.4bn which were previously not

deemed to be subject to NFRD
disclosure obligations.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

94
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

3,256

0

0

0

1,182

0

0

1,072

0

0

480

0

0

582

10

110

0

0

0

0

0

0

0

0

0

0

0

0

0

0

2,074

2,074

3,256

0

0

0

3,256

0

0

0

44

2,978

203

1

96

1,392

92

0

23

968

112

1

72

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

95
Assets for the calculation of the GAR (CapEx)
31.12.24
1
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation

48,994

4,767

89

3

3

18

0

0
Financial undertakings

15,036

761

77

3

2

18

0

0
Credit institutions

14,696

649

63

3

2

15

0

0
Loans and advances

8,527

178

9

0

0

0

0

0
Debt securities, including UoP

1,994

431

54

3

1

15

0
Equity instruments

4,175

40

0

0
Other financial corporations

340

112

14

0

0

2

0

0
of which investment firms

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which

management companies

15

0

0
Loans and advances

15

0

0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
Non-financial undertakings

44

41

6

0

0

0

0
Loans and advances

44

41

6

0

0

0

0
Debt securities, including UoP
Equity instruments

0

0

0

0

0
Households
2

28,931

3,799
of which loans collateralised by residential immovable property

3,799

3,799
of which building renovation loans
of which motor vehicle loans
Local governments financing

4,983

165

6

0

1

1

0

0
Housing financing
Other local government financing

4,983

165

6

0

1

1

0

0
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

480,156
Financial and Non-financial undertakings
3

407,322
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

25,963
Loans and advances

22,053
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities

2,214
Equity instruments

1,696
Non-EU country counterparties not subject to NFRD disclosure obligations

381,358
Loans and advances

296,736
Debt securities

13,354
Equity instruments

71,269
Derivatives
4

43,215
On demand interbank loans

11,058
Cash and cash-related assets

350
Other categories of assets (e.g. Goodwill, commodities etc.)

18,210
Total GAR assets

529,150

4,767

89

3

3

18

0

0
Assets not covered for GAR calculation

439,284
Central governments and Supranational issuers

22,605
Central banks exposure

107,343
Trading book
4

309,336
Total assets

968,434

4,767

89

3

3

18

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
5
Financial guarantees

5,153

100

6

0

1

134

2
Assets under management

82,336

9,100

2,794

280

1,306

444

219

34
of which debt securities

23,171

3,535

1,070

151

504

91

20

16
of which equity instruments

32,578

4,239

1,608

109

761

321

190

18
1 Within tables in this

section, blank fields indicate non-applicability

or that presentation of any

content would not be meaningful.

Zero values generally

indicate that the respective

figure is zero on an

actual or rounded basis.

2
Includes loans collateralized by commercial

immovable property.

3 Includes USD 3bn (2023:

USD 1.7bn) exposures to

multi-development bank, which in

comparative period was presented under

Central governments and Supranational
issuers.

4 Comparatives revised to reclassify derivatives classified as held for trading under IFRS Accounting Standards from Derivatives line to Trading book line consistent with clarifications contained in the third Commission notice issued in November 2024.

5 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

96
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

2

168

1

4,888

90

4

4

0

22

0

882

77

3

2

768

64

3

2

246

9

0

0

447

54

3

1

75

0

0

0

0

22

0

114

14

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

41

6

0

0

0

0

41

6

0

0

0

0

0

0

3,799

3,799

2

146

1

165

7

0

1

2

146

1

165

7

0

1

2

168

1

4,888

90

4

4

2

168

1

4,888

90

4

4

274

8

0

1

5

0

0

224

6

2

337

2

2

44

1

20,079

4,291

280

1,325

1

0

0

26

4

0

25

0

0

1

0

9,563

2,127

151

508

4

0

0

195

2

2

310

1

1

44

1

7,992

1,809

775

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

97
31.12.23
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR
calculation

30,629

2,074

0

0

0

0
Financial undertakings

12,385

0

0
Credit institutions

11,912

0

0
Loans and advances
1

6,216

0

0
Debt securities
1

1,755
Equity instruments
2

3,942
Other financial corporations

473

0

0
of which investment firms

0
Loans and advances

0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

30

0

0

0

0
Loans and advances

30

0

0

0

0
Debt securities

0

0

0
Equity instruments

0

0
Households

18,212

2,074
of which loans collateralized by residential immovable property
3

2,074

2,074
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

1
Assets excluded from the numerator for GAR calculation (covered in the denominator)

330,962
Financial and Non-financial undertakings

274,070
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

11,028
Loans and advances
1

8,519
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities
1

2,508
Equity instruments
2

2
Non-EU country counterparties not subject to NFRD disclosure obligations

263,042
Loans and advances
1

206,916
Debt securities
1

9,001
Equity instruments

47,126
Derivatives
4

35,056
On demand interbank loans

8,928
Cash and cash-related assets

1
Other categories of assets

12,907
Total GAR assets

361,591

2,074

0

0

0

0
Assets not covered for GAR calculation

336,778
Central governments and supranational issuers
5

19,829
Central banks exposure

74,890
Trading book
4

242,060
Total assets

698,369

2,074

0

0

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
6
Financial guarantees
7

4,364
Assets under management

13,488

462

22

209

2
of which debt securities

4,770

189

2

65

2
of which equity instruments

4,913

273

21

144

0
1 Comparatives restated to reclassify exposures from the Loans and advances lines to the Debt securities lines with no impact on total GAR ratio

(Credit institutions: USD 0.1bn; SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations: USD

0.2bn; Non-EU

country counterparties not

subject to NFRD

disclosure obligations:

USD 1.1bn).

2 Comparatives

restated to reclassify

exposures of USD

3.3bn from

section Assets

excluded from the
numerator for GAR calculation (covered in the denominator) to section GAR - Covered assets in both numerator and denominator.

3 Comparatives revised in line with developments in methodology used for the assessment against
technical screening criteria.

4 Revised to reclassify derivatives

of USD 126.3bn classified as held for

trading under IFRS Accounting Standards from

Derivatives line (as presented in

2023 disclosures) to Trading

book line consistent
with clarifications contained in the third Commission notice issued in November 2024.

5 Includes local governments financing when the

use of proceeds is not known.

6 As required by the standardized template,

the total gross
carrying amount was calculated on the

basis of off-balance sheet exposures to undertakings

subject to NFRD.

7 Comparatives restated to include exposures

of USD 4.4bn which were previously not

deemed to be subject to NFRD
disclosure obligations.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

98
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

2,448

0

0

0

373

0

0

332

0

0

185

0

0

147

0

42

0

0

1

0

0

0

1

0

0

0

0

0

0

0

0

2,074

2,074

2,448

0

0

0

2,448

0

0

0

2,733

464

22

209

840

191

2

65

1,522

273

21

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

99
GAR sector information
GAR sector information (Turnover)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCA)
of which
environmen-
tally
sustainable
(CCA)
USD
thousands
of which
environmen-
tally
sustainable
(WTR)
USD
thousands
of which
environmen
-tally
sustainable
(WTR) USD thousand
0600 - Extraction of crude petroleum and natural gas

0

0
2000 - Manufacture of chemicals and chemical products

1

0
2410 - Manufacture of basic iron and steel and of ferro-
alloys

0
2700 - Manufacture of electrical equipment

3
2732 - Manufacture of other electronic and electric wires
and cables

3
6800 - Real estate activities

1

0
3500 - Electricity, gas, steam and air conditioning supply

10

9
3511 - Production of electricity

64
6000 - Programming and broadcasting activities

11

1

0
6100 - Telecommunications

2

0
8622 - Specialist medical practice activities
2013 - Manufacture of other inorganic basic chemicals
8299 - Other business support service activities n.e.c.

0

0
3011 - Building of ships and floating structures

0

0
8899 - Other social work activities without accommodation
n.e.c.

0

0
9600 - Other personal service activities

0
4110 - Development of building projects

0

0
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table Assets for the calculation of the GAR (Turnover), irrespective of whether the NACE code for principal activity is associated with taxonomy-eligible or taxonomy-aligned economic activities.
GAR sector information (CapEx)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCA)
of which
environmen-
tally
sustainable
(CCA)
USD
thousands
of which
environmen-
tally
sustainable
(WTR)
USD
thousands
of which
environmen
-tally
sustainable
(WTR) USD thousand
0600 - Extraction of crude petroleum and natural gas

1

1
2000 - Manufacture of chemicals and chemical products

3

1
2410 - Manufacture of basic iron and steel and of ferro-
alloys

0
2700 - Manufacture of electrical equipment

2
2732 - Manufacture of other electronic and electric wires
and cables

3
6800 - Real estate activities

2

0
8600 - Human health activities

40,866

5,634
3500 - Electricity, gas, steam and air conditioning supply

24

23
3511 - Production of electricity

60

11
6000 - Programming and broadcasting activities

11

1
6020 - Television programming and broadcasting activities
6100 - Telecommunications

1
8622 - Specialist medical practice activities
2013 - Manufacture of other inorganic basic chemicals
6110 - Wired telecommunications activities

0

0
7490 - Other professional, scientific and technical activities
n.e.c.

2

0
8299 - Other business support service activities n.e.c.

0

0
3011 - Building of ships and floating structures

0

0
8899 - Other social work activities without accommodation
n.e.c.

0

0
9600 - Other personal service activities

0
1106 - Manufacture of malt

1
1107 - Manufacture of soft drinks; production of mineral
waters and other bottled waters

0
5821 - Publishing of computer games
1 The information included in this table

represents taxonomy-eligible and taxonomy-aligned amounts as reported in table Assets for the calculation of the

GAR (CapEx), irrespective of whether the NACE

code for principal activity is
associated with taxonomy-eligible or taxonomy-aligned economic activities.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

100

Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)

0

0

3

4

0

0

0

3

3

1

3

1

0

10

9

67

64

11

1

1

2

0

12

0

1

0

0

0

0

0

0

0

0

Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)

1

1

1

4

1

0

0

5

2

0

3

0

2

0

40,866

5,634

24

23

76

71

11

1

0

1

2

21

1

0

0

0

2

0

0

0

0

0

0

0

0

1

0

0

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

101
GAR KPI stock
GAR KPI stock (Turnover)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not HfT eligible for GAR calculation

9.6

0.2

0.0

0.0

0.0

0.0

0.0

0.0
Financial undertakings

5.0

0.5

0.0

0.0

0.1

0.0

0.0

0.0
Credit institutions

4.4

0.4

0.0

0.0

0.1

0.0

0.0
Loans and advances

2.1

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities, including UoP

21.5

2.6

0.1

0.0

0.8

0.0

0.0
Equity instruments

1.0

0.0

0.0
Other financial corporations

32.8

4.0

0.0

0.1

0.1

0.0

0.1
of which investment firms

21.3

0.8

0.4

0.3

0.6

0.1
Loans and advances

21.3

0.8

0.4

0.3

0.6

0.1
Debt securities, including UoP
Equity instruments
of which

management companies

0.9

0.0
Loans and advances

0.9

0.0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

11.7

0.9

0.0

0.1

24.1

0.3
Loans and advances

11.7

0.9

0.0

0.1

24.1

0.3
Debt securities, including UoP
Equity instruments
Non-financial undertakings

0.1

0.2

0.0

0.2

0.0
Loans and advances

0.1

0.2

0.0

0.2

0.0
Debt securities, including UoP
Equity instruments

3.7

0.1

0.1

0.0
Households

13.1
of which loans collateralised by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

3.3

0.1

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

3.3

0.1

0.0

0.0

0.0

0.0
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets

0.9

0.0

0.0

0.0

0.0

0.0

0.0

0.0
1 Proportions calculated as a percentage of Total Gross Carrying

Amount of each individual line as reported in table Assets for the calculation of the GAR (Turnover)

2 Proportions calculated as a percentage of Total Gross Carrying
Amount of each individual line as reported in table Assets for the calculation of the GAR (Turnover) relative to Total Assets as reported in the same table

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

102
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.3

0.0

10.1

0.2

0.0

0.0

5.1

0.1

0.0

6.5

0.5

0.0

0.0

1.6

5.8

0.4

0.0

0.0

1.5

3.6

0.1

0.0

0.0

0.9

22.3

2.6

0.1

0.0

0.2

2.6

0.0

0.0

0.4

6.6

0.0

32.9

4.0

0.0

0.1

0.0

21.9

0.9

0.4

0.3

0.0

21.9

0.9

0.4

0.3

0.0

2.5

0.0

0.0

2.5

0.0

0.0

36.4

1.2

0.0

0.1

0.0

36.4

1.2

0.0

0.1

0.0

0.0

0.0

0.3

0.2

0.0

0.2

0.0

0.0

0.0

0.3

0.2

0.0

0.2

0.0

3.7

0.1

0.1

0.0

0.0

13.1

3.0

100.0

0.4

2.9

0.0

3.3

0.1

0.0

0.0

0.5

2.9

0.0

3.3

0.1

0.0

0.0

0.5

0.0

0.0

0.0

0.9

0.0

0.0

0.0

54.6

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

103
31.12.23
1, 2
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
3
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

6.8

0.0

0.0

0.0
Financial undertakings

0.0

0.0
Credit institutions

0.0

0.0
Loans and advances

0.0

0.0
Debt securities
Equity instruments
Other financial corporations
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

0.0

0.0

0.0
Loans and advances

0.0

0.0

0.0
Debt securities
Equity instruments
Households

11.4
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets
5

0.6

0.0

0.0

0.0
1 Comparatives restated as exposures of USD 3.3bn were reclassified from the denominator to the numerator under Credit institutions/Equity instruments.

2 Comparatives restated to reclassify exposures from the Loans and advances lines to the Debt securities lines with no impact on total

GAR ratio, refer to table
Assets for the calculation of the GAR (Turnover)
.

3 Proportions calculated as a percentage of Total Gross

Carrying Amount of each individual line as
reported in the

table
Assets for the

calculation of the GAR

(Turnover)
.

4 Proportions calculated as

a percentage of Total

Gross Carrying Amount

of each individual line

as reported in table
Assets for the

calculation of the GAR
(Turnover)

relative to Total Assets

as reported in the same

table.

5 Taxonomy-eligibility revised

from 0.7% as reported

in 2023 EU Taxonomy

disclosures to 0.9% due to

reclassification of derivatives classified

as held for trading
under IFRS Accounting Standards from Derivatives line (as presented in EU Taxonomy 2023 disclosures) to Trading book line consistent with clarifications contained in the third Commission notice issued in November 2024.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

104
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
4
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

10.6

0.0

0.0

0.0

4.4

9.5

0.0

0.0

1.8

9.0

0.0

0.0

1.7

7.7

0.0

0.0

0.9

33.1

0.3

0.3

0.6

23.3

0.1

1.0

0.0

1.0

0.0

0.7

0.0

0.0

0.0

0.0

0.5

0.0

0.0

0.0

0.0

98.7

0.0

12.8

0.0

11.4

2.6

100.0

0.3

0.0

0.9

0.0

0.0

0.0

51.8

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

105
GAR KPI stock (CapEx)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not HfT eligible for GAR calculation

9.7

0.2

0.0

0.0

0.0

0.0

0.0

0.0
Financial undertakings

5.1

0.5

0.0

0.0

0.1

0.0

0.0

0.0
Credit institutions

4.4

0.4

0.0

0.0

0.1

0.0

0.0
Loans and advances

2.1

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities, including UoP

21.6

2.7

0.2

0.1

0.8

0.0
Equity instruments

1.0

0.0

0.0

0.0
Other financial corporations

32.9

4.1

0.0

0.1

0.7

0.0

0.0

0.1
of which investment firms

22.3

1.6

0.7

0.4

0.6

0.1
Loans and advances

22.3

1.6

0.7

0.4

0.6

0.1
Debt securities, including UoP
Equity instruments
of which

management companies

0.9

0.0
Loans and advances

0.9

0.0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

10.4

1.2

0.0

0.2

24.3

0.3
Loans and advances

10.4

1.2

0.0

0.2

24.3

0.3
Debt securities, including UoP
Equity instruments
Non-financial undertakings

93.5

13.1

0.0

0.2

0.0

0.0
Loans and advances

93.5

13.1

0.0

0.2

0.0

0.0
Debt securities, including UoP
Equity instruments

45.5

1.8

0.6

1.8
Households

13.1
of which loans collateralised by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

3.3

0.1

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

3.3

0.1

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets

0.9

0.0

0.0

0.0

0.0

0.0

0.0

0.0
1 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in Assets for the calculation of the

GAR (CapEx)

2 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table Assets for the calculation of the GAR (CapEx) relative to Total Assets as reported in the same table.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

106
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.3

0.0

10.0

0.2

0.0

0.0

5.1

0.1

0.0

5.9

0.5

0.0

0.0

1.6

5.2

0.4

0.0

0.0

1.5

2.9

0.1

0.0

0.0

0.9

22.4

2.7

0.2

0.1

0.2

1.8

0.0

0.0

0.0

0.4

6.6

0.0

33.6

4.1

0.0

0.1

0.0

22.9

1.7

0.7

0.4

0.0

22.9

1.7

0.7

0.4

0.0

1.7

0.0

0.0

1.7

0.0

0.0

35.1

1.5

0.0

0.2

0.0

35.1

1.5

0.0

0.2

0.0

0.0

0.0

93.7

13.1

0.0

0.2

0.0

0.0

0.0

93.7

13.1

0.0

0.2

0.0

46.0

1.8

0.6

1.8

0.0

13.1

3.0

100.0

0.4

2.9

0.0

3.3

0.1

0.0

0.0

0.5

2.9

0.0

3.3

0.1

0.0

0.0

0.5

0.0

0.0

0.0

0.9

0.0

0.0

0.0

54.6

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

107
31.12.23
1, 2
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
3
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

6.8

0.0

0.0

0.0

0.0
Financial undertakings

0.0

0.0
Credit institutions

0.0

0.0
Loans and advances

0.0

0.0
Debt securities
Equity instruments
Other financial corporations

0.0

0.0
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

0.1

0.0

0.0

0.0
Loans and advances

0.1

0.0

0.0

0.0
Debt securities

1.2

1.2
Equity instruments

0.5
Households

11.4
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets
5

0.6

0.0

0.0

0.0

0.0
1 Comparatives restated as exposures of USD 3.3bn were reclassified from the denominator to the numerator under Credit institutions/Equity instruments.

2 Comparatives restated to reclassify exposures from the Loans and advances lines to the Debt securities

lines with no impact on

total GAR ratio,

refer to table
Assets for the calculation of

the GAR
(CapEx)
.

3 Proportions calculated as a

percentage of Total Gross

Carrying Amount of each individual line

as
reported in the

table
Assets for the calculation of the GAR (CapEx)
.

4 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table
Assets for the calculation of the GAR (CapEx)
relative to Total Assets

as reported in the same

table.

5 Taxonomy-eligibility revised from

0.5% as reported in 2023

EU Taxonomy disclosures

to 0.7% due to reclassification

of derivatives classified as

held for trading under IFRS
Accounting Standards from Derivatives line (as presented in EU Taxonomy 2023 disclosures) to Trading book line consistent with clarifications contained in the third Commission notice issued in November 2024 .

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

108
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
4
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

8.0

0.0

0.0

0.0

4.4

3.0

0.0

0.0

1.8

2.8

0.0

0.0

1.7

3.0

0.0

0.0

0.9

8.4

0.3

0.0

0.6

8.9

0.0

0.0

0.1

0.0

0.0

2.4

0.1

0.0

0.0

0.0

2.3

0.1

0.0

0.0

0.0

90.0

1.2

1.2

0.0

45.9

0.5

0.0

11.4

2.6

100.0

0.3

0.0

0.7

0.0

0.0

0.0

51.8

Annual Report 2024 |
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to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

109
GAR KPI flow
GAR KPI flow (Turnover)
% (compared to flow of total eligible assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not held-for-trading eligible for GAR calculation

10.9

0.5

0.0

0.0

0.0

0.0

0.0

0.0
Financial undertakings

11.7

1.3

0.0

0.0

0.1

0.0

0.0

0.0
Credit institutions

10.0

1.1

0.0

0.0

0.1

0.0

0.0
Loans and advances

7.4

0.9

0.0

0.0

0.0

0.0

0.0
Debt securities

21.4

2.3

0.1

0.0

0.6

0.0

0.0
Equity instruments

0.9
Other financial corporations

43.0

4.4

0.1

0.1

0.0

0.0

0.0

0.1
of which investment firms

12.1

1.0

0.0

0.5

3.1

0.5
Loans and advances

12.1

1.0

0.0

0.5

3.1

0.5
Debt securities
Equity instruments
of which management companies

1.1

0.1
Loans and advances

1.1

0.1
Debt securities
Equity instruments
of which insurance undertakings

15.9

1.3

0.0

0.2

34.0

0.5

0.0
Loans and advances

15.9

1.3

0.0

0.2

34.0

0.5

0.0
Debt securities

38.1

1.8

0.0

1.1

3.9

3.4
Equity instruments
Non-financial undertakings

0.6

0.1

0.0

0.1

0.0

0.0
Loans and advances

0.6

0.1

0.0

0.1

0.0

0.0
Debt securities

0.6

0.0
Equity instruments

0.6

0.0
Households

14.0

0.0
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

3.4

0.1

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

3.4

0.1

0.0

0.0

0.0

0.0
Collateral obtained by taking possession: residential
and commercial immovable properties

Total GAR assets
1

10.9

0.5

0.0

0.0

0.0

0.0

0.0

0.0
1 Proportion calculated as a percentage of the total flow in relation to exposures to counterparties and issuers reporting under the EU Taxonomy.

2 Proportion calculated as a percentage of the flow of total assets for each individual line, relative to the overall flow of total GAR assets.

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

110
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion
of total
new assets
covered
2
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.7

0.0

0.0

11.3

0.5

0.0

0.0

100.0

0.3

0.0

12.8

1.3

0.0

0.0

36.0

11.2

1.1

0.0

0.0

34.2

8.7

0.9

0.0

0.0

26.0

22.2

2.3

0.1

0.0

6.9

2.5

1.3

5.8

0.0

43.0

4.4

0.1

0.1

1.8

15.1

1.5

0.0

0.5

0.0

15.1

1.5

0.0

0.5

0.0

2.7

0.1

0.0

2.7

0.1

0.0

1.6

0.0

50.0

1.8

0.0

0.2

0.0

50.1

1.8

0.0

0.2

0.0

42.0

5.2

0.0

1.1

0.0

0.0

0.0

0.0

1.2

0.1

0.0

0.1

0.7

0.0

0.0

0.0

1.2

0.1

0.0

0.1

0.7

0.9

0.0

0.0

0.9

0.0

0.0

14.0

0.0

42.8

100.0

6.0

3.1

0.0

3.4

0.1

0.0

0.0

20.5

3.1

0.0

3.4

0.1

0.0

0.0

20.5

0.7

0.0

0.0

11.3

0.5

0.0

0.0

100.0

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

111
GAR KPI flow (CapEx)
% (compared to flow of total eligible assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not held-for-trading eligible for GAR calculation

10.7

0.5

0.0

0.0

0.1

0.0

0.0

0.0
Financial undertakings

10.9

1.3

0.0

0.0

0.1

0.0

0.0

0.0
Credit institutions

10.0

1.2

0.0

0.0

0.1

0.0

0.0

0.0
Loans and advances

7.5

0.9

0.0

0.0

0.0

0.0

0.0

0.0
Debt securities

21.5

2.4

0.1

0.1

0.6

0.0
Equity instruments

0.9
Other financial corporations

26.6

3.2

0.1

0.1

0.5

0.0

0.0

0.0
of which investment firms

12.1

1.4

0.0

0.5

3.1

0.5
Loans and advances

12.1

1.4

0.0

0.5

3.1

0.5
Debt securities
Equity instruments
of which management companies

1.1

0.1
Loans and advances

1.1

0.1
Debt securities
Equity instruments
of which insurance undertakings

14.1

1.7

0.1

0.3

34.4

0.5

0.0

0.0
Loans and advances

14.1

1.7

0.1

0.3

34.4

0.5

0.0

0.0
Debt securities

38.8

2.2

0.0

0.1

3.9

3.4
Equity instruments
Non-financial undertakings

7.7

1.1

0.0

0.1

0.0

0.0

0.0

0.0
Loans and advances

7.7

1.1

0.0

0.1

0.0

0.0

0.0

0.0
Debt securities

0.6

0.0
Equity instruments

0.6

0.0
Households

14.0

0.0
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

3.5

0.1

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

3.5

0.1

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession: residential
and commercial immovable properties

Total GAR assets
1

10.7

0.5

0.0

0.0

0.1

0.0

0.0

0.0
1 Proportion calculated as a percentage of the total flow in relation to exposures to counterparties and issuers reporting under the EU Taxonomy.

2 Proportion calculated as a percentage of the flow of total assets for each individual line, relative to the overall flow of total GAR assets.

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112
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion
of total
new assets
covered
2
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.7

0.0

0.0

10.9

0.5

0.0

0.0

100.0

0.3

0.0

11.5

1.3

0.0

0.0

36.0

10.7

1.2

0.0

0.0

34.2

8.1

0.9

0.0

0.0

26.0

22.3

2.4

0.1

0.1

6.9

1.8

1.3

5.7

0.0

27.0

3.2

0.1

0.1

1.8

15.2

1.9

0.0

0.5

0.0

15.2

1.9

0.0

0.5

0.0

2.0

0.1

0.0

2.0

0.1

0.0

0.8

0.0

48.6

2.2

0.1

0.3

0.0

48.6

2.2

0.1

0.3

0.0

42.7

5.6

0.0

0.1

0.0

0.0

0.0

0.0

8.0

1.1

0.0

0.1

0.7

0.0

0.0

0.0

8.0

1.1

0.0

0.1

0.7

0.7

0.0

0.0

0.7

0.0

0.0

14.0

0.0

42.8

100.0

6.0

3.1

0.0

3.5

0.1

0.0

0.0

20.5

3.1

0.0

3.5

0.1

0.0

0.0

20.5

0.7

0.0

0.0

10.9

0.5

0.0

0.0

100.0

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113
KPI off-balance sheet exposures and flow
KPI off-balance sheet exposures (Turnover)
% (compared to total eligible off-balance sheet
assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)

2.1

0.1

0.0

0.0

2.6

0.0
Assets under management (AuM KPI)

9.1

1.9

0.2

1.0

0.5

0.2

0.0

0.0

0.0

0.0
KPI off-balance sheet exposures (CapEx)
% (compared to total eligible off-balance sheet
assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)

1.9

0.1

0.0

0.0

2.6

0.0
Assets under management (AuM KPI)

11.1

3.4

0.3

1.6

0.5

0.3

0.0

0.0

0.0

0.0
GAR KPI flow – off-balance sheet exposures (Turnover)
% (compared to flow of total eligible off-balance
sheet assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)

4.2

0.3

0.0

0.0

7.4

0.1
Assets under management (AuM KPI)

7.9

2.5

0.4

1.4

0.7

0.3

0.0

0.0

0.0

0.0
GAR KPI flow – off-balance sheet exposures (CapEx)
% (compared to flow of total eligible off-balance
sheet assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)

3.8

0.4

0.0

0.1

7.4

0.1
Assets under management (AuM KPI)

11.9

5.1

0.5

2.8

0.9

0.4

0.1

0.1

0.0

0.0

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114
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

6.1

0.1

0.0

0.0

0.4

0.0

0.0

0.7

0.0

0.0

0.1

19.9

3.1

0.2

1.0
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

5.3

0.2

0.0

0.0

0.3

0.0

0.0

0.4

0.0

0.0

0.1

0.0

24.4

5.2

0.3

1.6
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

12.9

0.4

0.0

0.0

0.4

0.0

0.0

0.7

0.0

0.0

0.0

23.7

4.3

0.4

1.4
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

11.9

0.5

0.0

0.1

0.4

0.0

0.0

0.5

0.0

0.0

0.0

0.0

31.5

7.9

0.5

2.8

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115
Nuclear and fossil gas related activities
Nuclear and fossil gas related activities – GAR Assets
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

75

0.0

75

0.0

0

0.0
8 Total of the applicable KPI

79

0.0

79

0.0

0

0.0
Taxonomy-aligned economic activities (denominator)

– GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

85

0.0

85

0.0

0
8 Total of the applicable KPI

89

0.0

89

0.0

0

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116
Taxonomy-aligned economic activities (numerator)

– GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.3

0

0.3
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.4

0

0.4
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

2.3

2

2.3

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

2.2

2

2.2

0

0.1
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

75

94.8

75

94.8

0

0.0
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

79

100.0

79

99.9

0

0.1
Taxonomy-aligned economic activities (numerator)

– GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

1.4

1

1.4
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.5

0

0.5
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

2.7

2

2.7
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

85

95.3

85

95.2

0

0.1
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

89

100.0

89

99.9

0

0.1
Taxonomy-eligible but not taxonomy-aligned economic

activities – GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

27

0.0

27

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

5

0.0

5

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

22

0.0

22

0.0

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,596

0.9

4,580

0.9

16

0.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,656

0.9

4,639

0.9

16

0.0

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to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

117
Taxonomy-eligible but not taxonomy-aligned economic

activities – GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

11

0.0

11

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

46

0.0

46

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,635

0.9

4,617

0.9

18

0.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,696

0.9

4,677

0.9

18

0.0
Taxonomy non-eligible economic activities – GAR Assets

(Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

28

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

524,185

99.1
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

524,216

99.1
Taxonomy non-eligible economic activities – GAR Assets

(CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

28

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

524,233

99.1
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

524,262

99.1

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to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

118
Nuclear and fossil gas related activities – Financial Guarantees
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
No
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
No
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
No
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
No

Annual Report 2024 |
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UBS AG standalone

119
Nuclear and fossil gas related activities – AuM
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process
heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

64

0.1

64

0.1

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

0.0

3

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

1,626

2.0

1,460

1.8

166

0.2
8 Total of the applicable KPI

1,695

2.1

1,529

1.9

166

0.2
Taxonomy-aligned economic activities (denominator)

– AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

21

0.0

21

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

60

0.1

60

0.1
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

5

0.0

5

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

2,924

3.6

2,705

3.3

219

0.3
8 Total of the applicable KPI

3,012

3.7

2,794

3.4

0.3

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UBS AG standalone

120
Taxonomy-aligned economic activities (numerator)

– AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.1

1

0.1
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

64

3.8

64

3.8

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

3

0.2

3

0.2

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

1,626

95.9

1,460

86.1

166

9.8
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

1,695

100.0

1,529

90.2

166

9.8
Taxonomy-aligned economic activities (numerator)

– AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

21

0.7

21

0.7
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

60

2.0

60

2.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.0

1

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.1

2

0.1
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

5

0.2

5

0.2
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

2,924

97.1

2,705

89.8

219

7.3
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

3,012

100.0

2,794

92.7

219

7.3
Taxonomy-eligible but not taxonomy-aligned economic

activities – AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

25

0.0

25

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

6

0.0

6

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

18

0.0

18

0.0

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

43

0.1

43

0.1

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

6,098

7.4

5,851

7.1

247

0.3
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

6,193

7.5

5,946

7.2

0.3

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to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

121
Taxonomy-eligible but not taxonomy-aligned economic

activities – AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

7

0.0

7

0.0

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

51

0.1

51

0.1
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

6,471

7.9

6,245

7.6

226

0.3
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

6,532

7.9

6,306

7.7

226

0.3
Taxonomy non-eligible economic activities – AuM (Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

4

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

14

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

21

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

4

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

65,892

80.0
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

65,937

80.1
Taxonomy non-eligible economic activities – AuM (CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

33

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

4

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

21

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

62,198

75.5
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

62,257

75.6

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to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

122
Nuclear and fossil gas related activities – Flow GAR

Assets
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process
heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– Flow GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

6

0.0

6

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

222

0.5

222

0.5

0

0.0
8 Total of the applicable KPI

230

0.5

230

0.5

0

0.0
Taxonomy-aligned economic activities (denominator)

– Flow GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

0.0

3

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

222

0.5

222

0.5

0

0.0
8 Total of the applicable KPI

230

0.5

230

0.5

0

0.0

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123
Taxonomy-aligned economic activities (numerator)

– Flow GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.1

0

0.1
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.2

0

0.2
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

6

2.5

6

2.5

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.8

2

0.7

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

222

96.4

222

96.4

0

0.0
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

230

100.0

230

100.0

0

0.0
Taxonomy-aligned economic activities (numerator)

– Flow GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

3

1.4

3

1.4
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.9

2

0.9
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

1.0

2

1.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

222

96.6

222

96.5

0

0.1
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

230

100.0

230

99.9

0

0.1
Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

4

0.0

4

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

50

0.1

50

0.1
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

9

0.0

9

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

14

0.0

14

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

52

0.1

52

0.1

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,691

10.2

4,669

10.1

22

0.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,823

10.4

4,801

10.4

22

0.0

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Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

21

0.0

21

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

81

0.2

81

0.2
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

5

0.0

5

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,612

10.0

4,587

9.9

25

0.1
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,720

10.2

4,695

10.2

25

0.1
Taxonomy non-eligible economic activities – Flow GAR

Assets (Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

2

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

28

0.1
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

2

0.0
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

40,898

88.6
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

40,932

88.7
Taxonomy non-eligible economic activities – Flow GAR

Assets (CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

28

0.1
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

41,089

89.0
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

41,118

89.1

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125
Nuclear and fossil gas related activities – Flow financial

guarantees
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
No
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
No
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
No
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
No

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Nuclear and fossil gas related activities – Flow AuM
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

48

0.1

48

0.1

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

4

0.0

3

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

1,764

2.7

1,567

2.4

197

0.3
8 Total of the applicable KPI

1,817

2.8

1,620

2.5

197

0.3
Taxonomy-aligned economic activities (denominator)

– Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

9

0.0

9

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

46

0.1

46

0.1
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

5

0.0

5

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

3,557

5.5

3,272

5.0

285

0.4
8 Total of the applicable KPI

3,617

5.5

3,332

5.1

285

0.4

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127
Taxonomy-aligned economic activities (numerator)

– Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.1

1

0.1
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

48

2.6

48

2.6

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

4

0.2

3

0.2

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

1,764

97.1

1,567

86.3

197

10.8
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

1,817

100.0

1,620

89.2

197

10.8
Taxonomy-aligned economic activities (numerator)

– Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

9

0.3

9

0.3
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

46

1.3

46

1.3
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

5

0.1

5

0.1
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

3,557

98.3

3,272

90.5

285

7.9
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

3,617

100.0

3,332

92.1

285

7.9
Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

4

0.0

4

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

19

0.0

19

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

51

0.1

51

0.1

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

3,690

5.7

3,438

5.3

252

0.4
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

3,770

5.8

3,518

5.4

0.4

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128
Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

55

0.1

55

0.1
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,682

7.2

4,383

6.7

299

0.5
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,742

7.3

4,443

6.8

299

0.5
Taxonomy non-eligible economic activities – Flow AuM

(Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

2

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

11

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

58

0.1
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

3

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

49,689

76.2
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

49,763

76.3
Taxonomy non-eligible economic activities – Flow AuM

(CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

25

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

3

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

58

0.1
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

44,570

68.4
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

44,656

68.5

Annual Report 2024 |
Sustainability Statement | Information pursuant

to Art. 8 of the EU Taxonomy Regulation |

UBS AG standalone

129

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

130
UBS Europe SE consolidated
1

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

131
Assets for the calculation of the GAR
Assets for the calculation of the GAR (Turnover)
31.12.24
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation

10,520

422

24

1

1

9

0

0
Financial undertakings

6,308

285

24

1

1

9

0

0
Credit institutions

6,299

283

24

1

1

9

0

0
Loans and advances

5,071

74

6

0

0

0

0

0
Debt securities, including UoP

1,229

208

18

1

1

9
Equity instruments

0

0

0
Other financial corporations

9

2

0

0

0

0

0

0
of which investment firms

8

2

0

0

0

0

0
Loans and advances

8

2

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which

management companies

0

0

0

0

0
Loans and advances

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

0

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
Non-financial undertakings

225

0

0

0

0
Loans and advances

225

0

0

0

0
Debt securities, including UoP

0
Equity instruments

0
Households
2

2,890

137
of which loans collateralised by residential immovable property

137

137
of which building renovation loans
of which motor vehicle loans
Local governments financing

1,096

0

0

0

0

0

0
Housing financing
Other local government financing

1,096

0

0

0

0

0

0
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

14,888
Financial and Non-financial undertakings
3

7,321
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

4,773
Loans and advances

3,863
of which loans collateralised by commercial immovable property

0
of which building renovation loans
Debt securities

909
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,548
Loans and advances

1,626
Debt securities

914
Equity instruments

7
Derivatives
4

4,601
On demand interbank loans

1,925
Cash and cash-related assets

0
Other categories of assets (e.g. Goodwill, commodities etc.)

1,041
Total GAR assets

25,408

422

24

1

1

9

0

0
Assets not covered for GAR calculation

32,118
Central governments and Supranational issuers

1,343
Central banks exposure

12,362
Trading book
4

18,413
Total assets

57,526

422

24

1

1

9

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
5
Financial guarantees
Assets under management

61,962

5,779

1,696

155

966

673

59

17
of which debt securities

20,127

3,053

821

83

433

231

20

8
of which equity instruments

35,985

2,296

834

69

524

412

36

9
1 Within tables in this section, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful. Zero values generally indicate that the respective figure is zero on

a rounded basis.

2 Includes loans collateralized by commercial immovable property.

3 Includes USD 342.7m (2023: USD 228.2m) exposures to multi-development bank, which in comparative period was presented under Central

governments and

Supranational issuers.

4 Comparatives

revised to

reclassify derivatives

classified as

held for

trading under

IFRS Accounting

Standards from

Derivatives line

to Trading

book line consistent

with
clarifications contained in the third

Commission notice issued in November

2024.

5 As required by the standardized

template, the total gross carrying amount was calculated

on the basis of off-balance sheet exposures

to undertakings
subject to NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

132
)
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0

0

0

0

0

480

24

1

1

0

342

24

1

1

0

340

24

1

1

0

91

6

0

0

249

18

1

1

0

0

2

0

0

0

2

0

0

0

2

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

137

137

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

480

24

1

1

0

0

0

0

0

480

24

1

1

6

3

0

354

22

11

820

8

4

25

21,363

2,511

145

996

2

1

0

108

4

2

137

5

4

11

7,149

1,478

77

449

4

2

0

246

19

9

683

3

0

14

13,212

913

65

539

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

133
31.12.23
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR
calculation

6,424

186

0

0
Financial undertakings

3,615

0
Credit institutions

3,574
Loans and advances

2,974
Debt securities

600
Equity instruments

0
Other financial corporations

42

0
of which investment firms

42
Loans and advances

42
Debt securities
Equity instruments
of which management companies

0
Loans and advances

0
Debt securities
Equity instruments
of which insurance undertakings

0

0
Loans and advances

0

0
Debt securities
Equity instruments
Non-financial undertakings

0

0

0
Loans and advances

0

0

0
Debt securities
Equity instruments
Households

2,808

186
of which loans collateralized by residential immovable property

186

186
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

13,554
Financial and Non-financial undertakings

6,538
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

4,059
Loans and advances

3,033
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities

1,025
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,479
Loans and advances

1,508
Debt securities

968
Equity instruments

3
Derivatives
1

3,945
On demand interbank loans

1,995
Cash and cash-related assets

0
Other categories of assets

1,076
Total GAR assets

19,978

186

0

0
Assets not covered for GAR calculation

31,894
Central governments and supranational issuers
2

2,246
Central banks exposure

11,922
Trading book
1

17,725
Total assets

51,872

186

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
3
Financial guarantees
Assets under management

34,560

715

19

440

8
of which debt securities

7,014

264

7

130

5
of which equity instruments

25,372

451

13

310

3
1 Revised to reclassify derivatives of USD

13.8bn classified as held for trading

under IFRS Accounting Standards from Derivatives

line (as presented in 2023 disclosures)

to Trading book line

consistent with clarifications contained in
the third Commission notice issued in November 2024.

2 Includes local governments financing when the use of proceeds is not known.

3 As required by the standardized template, the total gross carrying amount was calculated
on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

134
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

505

0

0

319

0

319

173

146

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

186

186

505

0

0

505

0

0

9,219

723

19

440

2,258

269

7

130

6,623

454

13

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

135
Assets for the calculation of the GAR (CapEx)
31.12.24
1
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation

10,520

420

27

2

2

9

0

0
Financial undertakings

6,308

282

27

2

2

9

0

0
Credit institutions
2

6,299

280

26

2

2

9

0

0
Loans and advances

5,071

74

6

1

1

0

0

0
Debt securities, including UoP

1,229

206

20

1

1

9

0
Equity instruments

0

0

0
Other financial corporations

9

2

0

0

0

0

0
of which investment firms

8

2

0

0

0

0

0
Loans and advances

8

2

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which

management companies

0

0

0

0

0
Loans and advances

0

0

0

0

0
Debt securities, including UoP
Equity instruments
of which insurance undertakings

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0
Debt securities, including UoP
Equity instruments
Non-financial undertakings

225

0

0

0

0

0

0
Loans and advances

225

0

0

0

0

0

0
Debt securities, including UoP

0

0

0

0
Equity instruments

0

0

0

0
Households
2

2,890

137
of which loans collateralised by residential immovable property

137

137
of which building renovation loans
of which motor vehicle loans
Local governments financing

1,096

0

0

0

0

0

0

0
Housing financing
Other local government financing

1,096

0

0

0

0

0

0

0
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

14,888
Financial and Non-financial undertakings
3

7,321
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

4,773
Loans and advances

3,863
of which loans collateralised by commercial immovable property

0
of which building renovation loans
Debt securities

909
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,548
Loans and advances

1,626
Debt securities

914
Equity instruments

7
Derivatives
4

4,601
On demand interbank loans

1,925
Cash and cash-related assets

0
Other categories of assets (e.g. Goodwill, commodities etc.)

1,041
Total GAR assets

25,408

420

27

2

2

9

0

0
Assets not covered for GAR calculation

32,118
Central governments and Supranational issuers

1,343
Central banks exposure

12,362
Trading book
4

18,413
Total assets

57,526

420

27

2

2

9

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
5
Financial guarantees
Assets under management

61,962

8,005

3,850

339

2,234

626

126

65
of which debt securities

20,127

3,590

1,481

112

758

162

50

31
of which equity instruments

35,985

3,978

2,325

221

1,465

435

73

35
1 Within tables in this

section, blank fields indicate non-applicability

or that presentation of any

content would not be meaningful.

Zero values generally

indicate that the respective

figure is zero on an

actual or rounded basis.

2
Includes loans collateralized

by commercial immovable

property.

3 Includes USD

342.7m (2023: USD

228.2m) exposures to multi-development

bank, which in

comparative period was

presented under Central

governments and
Supranational issuers.

4 Comparatives revised

to reclassify derivatives

classified as held

for trading under

IFRS Accounting Standards

from Derivatives line

to Trading

book line consistent

with clarifications contained in

the third
Commission notice issued in November 2024.

5 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

136
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0

0

0

0

468

27

2

3

0

330

27

2

2

0

328

27

2

2

0

80

7

1

1

248

20

1

1

0

0

2

0

0

0

2

0

0

0

2

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

137

137

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

468

27

2

3

0

0

0

0

468

27

2

3

10

5

0

354

22

11

820

8

4

25

21,957

5,101

339

2,270

3

2

0

108

4

2

137

5

4

11

9,408

2,517

112

784

6

3

0

246

19

9

683

3

0

14

11,317

2,413

221

1,476

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

137
31.12.23
Total
gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally
sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR
calculation

6,424

186

0

0

0
Financial undertakings

3,615
Credit institutions

3,574
Loans and advances

2,974
Debt securities

600
Equity instruments

0
Other financial corporations

42
of which investment firms

42
Loans and advances

42
Debt securities
Equity instruments
of which management companies

0
Loans and advances

0
Debt securities
Equity instruments
of which insurance undertakings

0
Loans and advances

0
Debt securities
Equity instruments
Non-financial undertakings

0

0

0

0
Loans and advances

0

0

0

0
Debt securities
Equity instruments
Households

2,808

186
of which loans collateralized by residential immovable property

186

186
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0
Assets excluded from the numerator for GAR calculation (covered in the denominator)

13,554
Financial and Non-financial undertakings

6,538
SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations

4,059
Loans and advances

3,033
of which loans collateralised by commercial immovable property of which building renovation loans
Debt securities

1,025
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,479
Loans and advances

1,508
Debt securities

968
Equity instruments

3
Derivatives
1

3,945
On demand interbank loans

1,995
Cash and cash-related assets

0
Other categories of assets

1,076
Total GAR assets

19,978

186

0

0

0
Assets not covered for GAR calculation

31,894
Central governments and supranational issuers
2

2,246
Central banks exposure

11,922
Trading book
1

17,725
Total assets

51,872

186

0

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
3
Financial guarantees
Assets under management

34,560

1,762

165

870

24
of which debt securities

7,014

660

24

325

16
of which equity instruments

25,372

1,102

141

545

8
1 Revised to reclassify derivatives of USD

13.8bn classified as held for trading

under IFRS Accounting Standards from Derivatives

line (as presented in 2023 disclosures)

to Trading book line

consistent with clarifications contained in
the third Commission notice issued in November 2024.

2 Includes local governments financing when the use of proceeds is not known.

3 As required by the standardized template, the total gross carrying amount was calculated
on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

138
Water and marine resources (WTR) Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
Of which towards taxonomy relevant
sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
Of which environmentally
sustainable (Taxonomy-
aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

351

0

0

0

166

166

124

42

0

0

0

0

0

0

0

0

186

186

351

0

0

0

351

0

0

0

8,508

1,786

165

870

2,101

676

24

325

6,243

1,111

141

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

139
GAR sector information
GAR sector information (Turnover)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCA)
of which
environmen-
tally
sustainable
(CCA)
USD
thousands
of which
environmen-
tally
sustainable
(WTR)
USD
thousands
of which
environmen
-tally
sustainable
(WTR) USD thousand
3521 - Manufacture of gas

0

0
8299 - Other business support services activities n.e.c.

0

0
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table Assets for the calculation of the GAR (Turnover), irrespective of whether the NACE code for principal activity is associated with taxonomy-eligible or taxonomy-aligned economic activities.
GAR sector information (CapEx)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCM)
USD
thousands
of which
environmen-
tally
sustainable
(CCA)
of which
environmen-
tally
sustainable
(CCA)
USD
thousands
of which
environmen-
tally
sustainable
(WTR)
USD
thousands
of which
environmen
-tally
sustainable
(WTR) USD thousand
3521 - Manufacture of gas

0

0
8299 - Other business support services activities n.e.c.

0

0
6419 - Other monetary intermediation

293

90
1 The information included in this table

represents taxonomy-eligible and taxonomy-aligned amounts as reported in table Assets for the calculation of the

GAR (CapEx), irrespective of whether the NACE

code for principal activity is
associated with taxonomy-eligible or taxonomy-aligned economic activities.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

140
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)

0

0

0

0
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Non-Financial corporates
(Subject to NFRD)
SMEs and other NFC not
subject to NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(CE)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(PPC)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)
USD
thousands
of which
environmen-
tally
sustainable
(CCM +
CCA + WTR
+ CE + PPC
+ BIO)

0

0

0

0

293

90

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

141
GAR KPI stock
GAR KPI stock (Turnover)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

4.0

0.2

0.0

0.0

0.1

0.0

0.0

0.0
Financial undertakings

4.5

0.4

0.0

0.0

0.1

0.0

0.0
Credit institutions

4.5

0.4

0.0

0.0

0.1

0.0

0.0
Loans and advances

1.5

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities

17.0

1.5

0.1

0.0

0.7
Equity instruments

0.6

0.0
Other financial corporations

22.0

0.8

0.5

0.2

0.0

0.0

0.0
of which investment firms

23.2

0.8

0.5

0.2

0.0

0.0
Loans and advances

23.2

0.8

0.5

0.2

0.0

0.0
Debt securities
Equity instruments
of which management companies

0.6

0.0

0.0

0.0
Loans and advances

0.6

0.0

0.0

0.0
Debt securities
Equity instruments
of which insurance undertakings

11.3

4.0

0.2

1.0

0.0

0.0

0.0
Loans and advances

11.3

4.0

0.2

1.0

0.0

0.0

0.0
Debt securities
Equity instruments
Non-financial undertakings

0.0

0.0

0.0

0.0
Loans and advances

0.0

0.0

0.0

0.0
Debt securities
Equity instruments
Households

4.7
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets

1.7

0.1

0.0

0.0

0.0

0.0

0.0

0.0
1 Proportions calculated as a percentage of Total Gross Carrying

Amount of each individual line as reported in table Assets for the calculation of the GAR (Turnover)

2 Proportions calculated as a percentage of Total Gross Carrying
Amount of each individual line as reported in table Assets for the calculation of the GAR (Turnover) relative to Total Assets as reported in the same table.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

142
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.0

0.0

0.0

0.0

4.6

0.2

0.0

0.0

18.3

0.0

5.4

0.4

0.0

0.0

11.0

0.0

5.4

0.4

0.0

0.0

11.0

0.0

1.8

0.1

0.0

0.0

8.8

20.3

1.5

0.1

0.0

2.1

0.9

0.0

0.0

22.1

0.8

0.5

0.2

0.0

23.3

0.8

0.5

0.2

0.0

23.3

0.8

0.5

0.2

0.0

0.9

0.0

0.0

0.0

0.0

0.9

0.0

0.0

0.0

0.0

11.4

4.0

0.2

1.0

0.0

11.4

4.0

0.2

1.0

0.0

0.0

0.0

0.0

0.4

0.0

0.0

0.0

0.4

0.0

0.0

4.7

5.0

100.0

0.2

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

1.9

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

1.9

0.0

0.0

0.0

0.0

0.0

1.9

0.1

0.0

0.0

44.2

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

143
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

2.9

0.0

0.0
Financial undertakings

0.0
Credit institutions
Loans and advances
Debt securities
Equity instruments
Other financial corporations

0.0
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings

27.9
Loans and advances

27.9
Debt securities
Equity instruments
Non-financial undertakings

1.3

1.0
Loans and advances

1.3

1.0
Debt securities
Equity instruments
Households

6.6
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets
3

0.9

0.0

0.0
1 Proportions calculated as

a percentage of Total

Gross Carrying Amount of

each individual line as

reported in the

table
Assets for the calculation

of the GAR (Turnover)
.

2 Proportions calculated as

a percentage of Total

Gross
Carrying Amount of each individual line as reported

in table
Assets for the calculation of the GAR

(Turnover)

relative to Total Assets as

reported in the same table.

3 Taxonomy-eligibility revised from 1.5%

as reported in 2023 EU
Taxonomy disclosures to 2.5% due to

reclassification of derivatives classified as held for trading under IFRS Accounting Standards from Derivatives line (as presented in EU Taxonomy

2023 disclosures) to Trading book line consistent
with clarifications contained in the third Commission notice issued in November 2024.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

144
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

7.9

0.0

0.0

12.4

8.8

0.0

7.0

8.9

6.9

5.8

5.7

24.3

1.2

1.0

0.0

1.0

0.0

0.1

1.0

0.1

1.0

0.1

59.7

0.0

59.7

0.0

27.9

0.0

27.9

0.0

7.5

1.3

1.0

0.0

7.5

1.3

1.0

0.0

6.6

5.4

100.0

0.4

0.0

2.5

0.0

0.0

38.5

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

145
GAR KPI stock (CapEx)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

4.0

0.3

0.0

0.0

0.1

0.0

0.0
Financial undertakings

4.5

0.4

0.0

0.0

0.1

0.0

0.0
Credit institutions

4.4

0.4

0.0

0.0

0.1

0.0

0.0
Loans and advances

1.5

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities

16.7

1.6

0.1

0.1

0.7

0.0
Equity instruments

0.6

0.0
Other financial corporations

23.2

1.6

0.8

0.4

0.1

0.0
of which investment firms

24.4

1.6

0.8

0.4

0.1

0.0
Loans and advances

24.4

1.6

0.8

0.4

0.1

0.0
Debt securities
Equity instruments
of which management companies

0.6

0.0

0.0

0.0
Loans and advances

0.6

0.0

0.0

0.0
Debt securities
Equity instruments
of which insurance undertakings

11.2

2.7

0.1

0.7

0.0

0.0
Loans and advances

11.2

2.7

0.1

0.7

0.0

0.0
Debt securities
Equity instruments
Non-financial undertakings

0.1

0.0

0.0

0.0

0.0

0.0
Loans and advances

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities

0.1

0.0

0.0
Equity instruments

0.1

0.0

0.0
Households

4.7
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets

1.7

0.1

0.0

0.0

0.0

0.0

0.0

0.0
1 Proportions calculated as a percentage of

Total Gross Carrying Amount of

each individual line as reported in

table Assets for the calculation of the

GAR (CapEx).

2 Proportions calculated as a percentage of

Total Gross Carrying
Amount of each individual line as reported in table Assets for the calculation of the GAR (CapEx) relative to Total Assets as reported in the same table.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

146
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.0

0.0

0.0

4.4

0.3

0.0

0.0

18.3

0.0

5.2

0.4

0.0

0.0

11.0

0.0

5.2

0.4

0.0

0.0

11.0

0.0

1.6

0.1

0.0

0.0

8.8

20.2

1.6

0.1

0.1

2.1

0.7

0.0

0.0

23.3

1.6

0.8

0.4

0.0

24.5

1.7

0.8

0.4

0.0

24.5

1.7

0.8

0.4

0.0

0.7

0.0

0.0

0.0

0.0

0.7

0.0

0.0

0.0

0.0

11.3

2.7

0.1

0.7

0.0

11.3

2.7

0.1

0.7

0.0

0.1

0.0

0.0

0.0

0.4

0.1

0.0

0.0

0.0

0.4

0.1

0.0

0.0

0.0

0.1

0.0

0.0

0.0

4.7

5.0

100.0

0.2

0.0

0.0

0.0

0.0

0.0

0.0

0.0

1.9

0.0

0.0

0.0

0.0

0.0

0.0

0.0

1.9

0.0

0.0

0.0

0.0

1.8

0.1

0.0

0.0

44.2

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

147
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
% (compared to total covered assets in the
denominator)
1
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
Of which
Use of
Proceeds
Of which
enabling
GAR - Covered assets in both numerator and
denominator
Loans and advances, debt securities and equity
instruments not held-for-trading eligible for GAR
calculation

2.9

0.0

0.0

0.0
Financial undertakings

Credit institutions
Loans and advances
Debt securities
Equity instruments
Other financial corporations
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

14.5

0.3

2.4
Loans and advances

14.5

0.3

2.4
Debt securities
Equity instruments
Households

6.6
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession:
residential and commercial immovable properties

Total GAR assets
3

0.9

0.0

0.0

0.0
1

Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in the

table
Assets for the calculation of the GAR (CapEx)
.

2 Proportions calculated as a percentage of Total Gross Carrying
Amount of each individual line as

reported in table
Assets for the calculation of the

GAR (CapEx)

relative to Total Assets

as reported in the same table.

3 Taxonomy-eligibility revised from

1.0% as reported in 2023 EU

Taxonomy
disclosures to

1.8% due to

reclassification of derivatives

classified as held

for trading under

IFRS Accounting

Standards from Derivatives

line (as presented

in EU

Taxonomy 2023

disclosures) to

Trading book

line consistent

with
clarifications contained in the third Commission notice issued in November 2024.

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

148
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion
of total
assets
covered
2
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
Of which
Use of
Proceeds
Of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

5.5

0.0

0.0

0.0

12.4

4.6

7.0

4.6

6.9

4.2

5.7

7.0

1.2

0.0

0.1

0.1

0.1

0.0

0.0

0.0

0.0

17.4

14.5

0.3

2.4

0.0

17.4

14.5

0.3

2.4

0.0

6.6

5.4

100.0

0.4

0.0

1.8

0.0

0.0

0.0

38.5

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

149
GAR KPI flow
GAR KPI flow (Turnover)
% (compared to flow of total eligible assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not held-for-trading eligible for GAR calculation

4.3

0.3

0.0

0.0

0.1

0.0

0.0

0.0
Financial undertakings

5.8

0.4

0.0

0.0

0.2

0.0

0.0
Credit institutions

5.6

0.4

0.0

0.0

0.2

0.0
Loans and advances

3.5

0.2

0.0

0.0

0.0

0.0
Debt securities

17.3

1.6

0.1

0.0

1.0
Equity instruments
Other financial corporations

20.7

0.7

0.4

0.2

0.0

0.0

0.0
of which investment firms

23.2

0.8

0.5

0.2

0.0

0.0
Loans and advances

23.2

0.8

0.5

0.2

0.0

0.0
Debt securities
Equity instruments
of which management companies

0.9

0.0

0.0

0.0
Loans and advances

1.3

0.0

0.0

0.0
Debt securities
Equity instruments

0.9
of which insurance undertakings

11.3

4.0

0.2

1.0

0.0

0.0

0.0
Loans and advances

11.3

4.0

0.2

1.0

0.0

0.0

0.0
Debt securities
Equity instruments
Non-financial undertakings

0.4

0.0

0.0

0.0

0.0
Loans and advances

0.4

0.0

0.0

0.0

0.0
Debt securities

0.9
Equity instruments

0.9
Households

0.8
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession: residential
and commercial immovable properties

Total GAR assets
1

4.3

0.3

0.0

0.0

0.1

0.0

0.0

0.0
1 Proportion calculated as a percentage of the total flow in relation to exposures to counterparties and issuers reporting under the EU Taxonomy.

2 Proportion calculated as a percentage of the flow of total assets for each individual line, relative to the overall flow of total GAR assets.

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

150
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion
of total
new assets
covered
2
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.0

0.0

0.0

0.0

4.8

0.3

0.0

0.0

100.0

0.0

6.5

0.4

0.0

0.0

71.6

0.0

6.4

0.4

0.0

0.0

70.8

0.0

3.8

0.2

0.0

0.0

59.8

20.3

1.6

0.1

0.0

11.0

0.0

20.9

0.7

0.4

0.2

0.9

23.3

0.8

0.5

0.2

0.8

23.3

0.8

0.5

0.2

0.8

2.5

0.0

0.0

0.0

0.1

2.3

0.0

0.0

0.0

0.0

2.5

0.1

11.4

4.0

0.2

1.0

0.0

11.4

4.0

0.2

1.0

0.0

0.0

0.5

0.0

0.0

1.7

0.0

0.4

0.0

0.0

1.6

2.5

0.0

2.5

0.0

0.8

13.9

100.0

0.1

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

12.8

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0

12.8

0.0

0.0

0.0

0.0

4.8

0.3

0.0

0.0

100.0

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

151
GAR KPI flow (CapEx)
% (compared to flow of total eligible assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not held-for-trading eligible for GAR calculation

4.2

0.4

0.0

0.0

0.1

0.0

0.0

0.0
Financial undertakings

5.7

0.5

0.1

0.0

0.2

0.0

0.0

0.0
Credit institutions

5.5

0.5

0.0

0.0

0.2

0.0

0.0

0.0
Loans and advances

3.4

0.3

0.0

0.0

0.0

0.0

0.0

0.0
Debt securities

17.1

1.7

0.1

0.1

1.0

0.0
Equity instruments
Other financial corporations

21.8

1.5

0.8

0.3

0.1

0.0
of which investment firms

24.4

1.6

0.8

0.4

0.1

0.0
Loans and advances

24.4

1.6

0.8

0.4

0.1

0.0
Debt securities
Equity instruments
of which management companies

0.9

0.0

0.0

0.0
Loans and advances

1.6

0.1

0.0

0.0
Debt securities
Equity instruments

0.9
of which insurance undertakings

11.2

2.7

0.1

0.7

0.0

0.0
Loans and advances

11.2

2.7

0.1

0.7

0.0

0.0
Debt securities
Equity instruments
Non-financial undertakings

0.6

0.1

0.0

0.0

0.0

0.0

0.0
Loans and advances

0.6

0.1

0.0

0.0

0.0

0.0

0.0
Debt securities

0.9

0.0

0.0
Equity instruments

0.9

0.0

0.0
Households

0.8
of which loans collateralized by residential
immovable property

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Housing financing
Other local government financing

0.0

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Collateral obtained by taking possession: residential
and commercial immovable properties

Total GAR assets
1

4.2

0.4

0.0

0.0

0.1

0.0

0.0

0.0
1 Proportion calculated as a percentage of the total flow in relation to exposures to counterparties and issuers reporting under the EU Taxonomy.

2 Proportion calculated as a percentage of the flow of total assets for each individual line, relative to the overall flow of total GAR assets.

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

152
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion
of total
new assets
covered
2
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.0

0.0

0.0

4.7

0.4

0.0

0.0

100.0

0.0

6.4

0.5

0.1

0.1

71.6

0.0

6.2

0.5

0.1

0.1

70.8

0.0

3.6

0.3

0.0

0.1

59.8

20.2

1.7

0.1

0.1

11.0

1.6

0.0

22.0

1.5

0.8

0.3

0.9

24.5

1.7

0.8

0.4

0.8

24.5

1.7

0.8

0.4

0.8

1.8

0.0

0.0

0.0

0.1

2.1

0.1

0.0

0.0

0.0

1.8

0.1

11.3

2.7

0.1

0.7

0.0

11.3

2.7

0.1

0.7

0.0

0.0

0.6

0.1

0.0

0.0

1.7

0.0

0.6

0.1

0.0

0.0

1.6

1.7

0.0

0.0

0.0

1.8

0.0

0.0

0.0

0.8

13.9

100.0

0.1

0.0

0.0

0.0

0.0

0.0

0.0

0.0

12.8

0.0

0.0

0.0

0.0

0.0

0.0

0.0

12.8

0.0

0.0

0.0

4.7

0.4

0.0

0.0

100.0

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

153
KPI off-balance sheet exposures and flow
KPI off-balance sheet exposures (Turnover)
% (compared to total eligible off-balance sheet
assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

9.3

2.7

0.3

1.6

1.1

0.1

0.0

0.0

0.0

0.0
KPI off-balance sheet exposures (CapEx)
% (compared to total eligible off-balance sheet
assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

12.9

6.2

0.5

3.6

1.0

0.2

0.1

0.0

0.0

0.0
GAR KPI flow – Off-balance sheet exposures (Turnover)
% (compared to flow of total eligible off-balance
sheet assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

18.2

4.7

0.5

2.8

1.4

0.1

0.0

0.0

0.0

0.0
GAR KPI flow – Off-balance sheet exposures (CapEx)
% (compared to flow of total eligible off-balance
sheet assets)
31.12.24
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Water and marine resources (WTR)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

22.7

8.4

0.8

4.5

1.2

0.2

0.1

0.1

0.0

0.0

Annual Report 2024 |
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154
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.6

0.0

0.0

1.3

0.0

0.0

0.0

34.5

4.1

0.2

1.6
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.6

0.0

0.0

1.3

0.0

0.0

0.0

35.4

8.2

0.5

3.7
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.7

0.0

1.3

0.0

0.0

0.2

32.7

6.3

0.5

2.8
31.12.24
Circular economy (CE) Pollution (PPC) Biodiversity and Ecosystems (BIO) TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
Proportion of total covered assets funding taxonomy
relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling

0.9

0.0

0.0

1.8

0.0

0.0

0.0

0.0

42.6

10.8

0.8

4.7

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155
Nuclear and fossil gas related activities
Nuclear and fossil gas related activities – GAR Assets
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

22

0.1

22

0.1

0
8 Total of the applicable KPI

24

0.1

24

0.1

0
Taxonomy-aligned economic activities (denominator)

– GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

25

0.1

24

0.1

0
8 Total of the applicable KPI

27

0.1

27

0.1

0

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

156
Taxonomy-aligned economic activities (numerator)

– GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.3

0

0.3
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

8.6

2

8.6

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

22

91.1

22

91.1

0

0.0
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

24

100.0

24

100.0

0

0.0
Taxonomy-aligned economic activities (numerator)

– GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

6.4

2

6.4
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

1.9

1

1.9
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

25

91.6

24

91.3

0

0.3
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

27

100.0

27

99.7

0

0.3
Taxonomy-eligible but not taxonomy-aligned economic

activities – GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

35

0.1

35

0.1
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

6

0.0

6

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

359

1.4

351

1.4

9

0.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

407

1.6

398

1.6

9

0.0

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

157
Taxonomy-eligible but not taxonomy-aligned economic

activities – GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

15

0.1

15

0.1

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

29

0.1

29

0.1
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

355

1.4

346

1.4

9

0.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

402

1.6

393

1.5

9

0.0
Taxonomy non-eligible economic activities – GAR Assets

(Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

24,928

98.1
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

24,928

98.1
Taxonomy non-eligible economic activities – GAR Assets

(CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

24,940

98.2
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

24,940

98.2

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

158
Nuclear and fossil gas related activities – Financial Guarantees
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
No
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
No
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
No
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
No

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

159
Nuclear and fossil gas related activities – AuM
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

28

0.0

28

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

1,724

2.8

1,665

2.7

59

0.1
8 Total of the applicable KPI

1,755

2.8

1,696

2.7

59

0.1
Taxonomy-aligned economic activities (denominator)

– AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

10

0.0

10

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

24

0.0

24

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

4

0.0

4

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

3,933

6.3

3,808

6.1

126

0.2
8 Total of the applicable KPI

3,975

6.4

3,850

6.2

126

0.2

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160
Taxonomy-aligned economic activities (numerator)

– AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.1

2

0.1

0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

28

1.6

28

1.6

0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.1

1

0.1

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

1,724

98.3

1,665

94.9

59

3.4
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

1,755

100.0

1,696

96.6

59

3.4
Taxonomy-aligned economic activities (numerator)

– AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

10

0.3

10

0.3
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

24

0.6

24

0.6
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

4

0.1

4

0.1
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.1

2

0.1
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.0

1

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

3,933

98.9

3,808

95.8

126

3.2
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

3,975

100.0

3,850

96.8

126

3.2
Taxonomy-eligible but not taxonomy-aligned economic

activities – AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

2

0.0

2

0.0

0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

23

0.0

23

0.0

0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

6

0.0

6

0.0

0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

46

0.1

46

0.1

0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

49

0.1

49

0.1

0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0

0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,569

7.4

3,955

6.4

614

1.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,696

7.6

4,083

6.6

1.0

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

161
Taxonomy-eligible but not taxonomy-aligned economic

activities – AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

11

0.0

11

0.0

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

44

0.1

44

0.1
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

4,597

7.4

4,096

6.6

501

0.8
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

4,656

7.5

4,155

6.7

501

0.8
Taxonomy non-eligible economic activities – AuM (Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

2

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

3

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

12

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

9

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

2

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

40,570

65.5
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

40,598

65.5
Taxonomy non-eligible economic activities – AuM (CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

12

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

3

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

8

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

39,981

64.5
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

40,004

64.6

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Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

162
Nuclear and fossil gas related activities – Flow GAR

Assets
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

- Flow GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

0.0

3

0.0

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

47

0.3

47

0.3

0

0.0
8 Total of the applicable KPI

50

0.3

50

0.3

0

0.0
Taxonomy-aligned economic activities (denominator)

- Flow GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.0

2

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

53

0.3

52

0.3

0

0.0
8 Total of the applicable KPI

56

0.4

56

0.4

0

0.0

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

163
Taxonomy-aligned economic activities (numerator)

- GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.2

0

0.2
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

3

6.2

3

6.2

0

0.0
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

47

93.6

47

93.1

0

0.6
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

50

100.0

50

99.4

0

0.6
Taxonomy-aligned economic activities (numerator)

- GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

4.4

2

4.4
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

1.4

1

1.4
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

53

94.2

52

93.6

0

0.7
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

56

100.0

56

99.3

0

0.7
Taxonomy-eligible but not taxonomy-aligned economic

activities - Flow GAR Assets (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

48

0.3

48

0.3
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

8

0.1

8

0.1
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

4

0.0

4

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

5

0.0

5

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.0

3

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

563

3.6

545

3.5

19

0.1
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

633

4.1

615

3.9

19

0.1

Annual Report 2024 |
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Taxonomy Regulation | UBS Europe SE consolidated

164
Taxonomy-eligible but not taxonomy-aligned economic

activities - Flow GAR Assets (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

21

0.1

21

0.1

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

41

0.3

41

0.3
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

4

0.0

4

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

557

3.6

539

3.4

19

0.1
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

624

4.0

605

3.9

19

0.1
Taxonomy non-eligible economic activities - Flow GAR

Assets (Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

14,862

95.2
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

14,862

95.2
Taxonomy non-eligible economic activities - Flow GAR

Assets (CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7
Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable

KPI

14,883

95.3
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

14,883

95.3

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

165
Nuclear and fossil gas related activities – Flow financial

guarantees
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
No
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
No
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
No
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
No

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

166
Nuclear and fossil gas related activities – Flow AuM
Row Nuclear energy related activities 31.12.24
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes

with minimal waste from the fuel cycle.
Yes
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce

electricity or process
heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well

as their safety upgrades, using best
available technologies.
Yes
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat,
including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety
upgrades.
Yes
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using
fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation
facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce
heat/cool using fossil gaseous fuels.
Yes
Taxonomy-aligned economic activities (denominator)

– Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

1

0.0

1

0.0
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

0.1

3

0.1
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0

0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

125

4.6

123

4.6

2

0.1
8 Total of the applicable KPI

129

4.8

127

4.7

2

0.1
Taxonomy-aligned economic activities (denominator)

– Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

2

0.1

2

0.1
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

3

0.1

3

0.1
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

229

8.5

223

8.3

6

0.2
8 Total of the applicable KPI

234

8.7

228

8.4

6

0.2

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

167
Taxonomy-aligned economic activities (numerator)

– Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

1

0.7

1

0.7
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

3

2.6

3

2.6
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

125

96.6

123

95.0

2

1.6
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

129

100.0

127

98.4

2

1.6
Taxonomy-aligned economic activities (numerator)

– Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

2

0.8

2

0.8
3
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

3

1.3

3

1.3
4
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
6
Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of
Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI

229

97.8

223

95.2

6

2.6
8
Total amount and proportion of taxonomy-aligned economic activities in the numerator of the
applicable KPI

234

100.0

228

97.4

6

2.6
Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow AuM (Turnover)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

3

0.1

3

0.1
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

1

0.0

1

0.0

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

394

14.6

359

13.3

35

1.3
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

398

14.8

363

13.4

35

1.3

Annual Report 2024 |
Sustainability Statement | Information pursuant to Art. 8 of the EU

Taxonomy Regulation | UBS Europe SE consolidated

168
Taxonomy-eligible but not taxonomy-aligned economic

activities – Flow AuM (CapEx)
Line Economic activities
CCM + CCA Climate change mitigation Climate change adaptation
USD m % USD m % USD m %
1
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
2
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
3
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
4
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
5
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
6
Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the
denominator of the applicable KPI

0

0.0

0

0.0
7
Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

409

15.2

383

14.2

26

1.0
8
Total amount and proportion of taxonomy-eligible but not Taxonomy

-aligned economic activities
in the denominator of the applicable KPI

410

15.2

384

14.2

26

1.0
Taxonomy non-eligible economic activities – Flow AuM

(Turnover)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

1,815

67.2
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

1,817

67.3
Taxonomy non-eligible economic activities – Flow AuM

(CapEx)
Line Economic activities USD m %
1
Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
2
Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.1
3
Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
4
Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
5
Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

1

0.0
6
Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to
Delegated Regulation 2021/2139 of the applicable KPI

0

0.0
7 Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI

1,548

57.4
8
Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI

1,550

57.4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

March 17, 2025